People. Place. Promise. 2 0 2 5 A N N U A L R E P O R T

O N T H E C O V E R Farmer Clyde Fukuyama at Kahuku Farms, a place shaped by more than 100 years of stewardship across four generations. What began as a roadside produce stand has grown through enduring relationships built on trust and shared purpose. It reflects the promise Bank of Hawai‘i makes every day to the people and places we serve, empowering individuals, honoring our communities, and strengthening relationships. C O N T E N T S 1 Chairman’s Message 5 2025 Financial Summary 6 Year in Review 10 Our Community 16 Our Employees 20 Client Profiles 26 Consolidated Statements of Income 27 Consolidated Statements of Condition 28 Relative Stock Price Performance 29 Unbroken History of Dividends 30 Executive and Operating Committees 32 Board of Directors 33 Shareholder Information ©2026, Bank of Hawaii Corporation, dba Bank of Hawai‘i Corporation. Bank of Hawaii® is a registered trademark, and Bankoh® is registered service mark of Bank of Hawaii. The Bank of Hawai‘i logo and Bank of Hawai‘i are trademarks of Bank of Hawaii. Bankoh Advisors is a marketing name of Cetera Investment Services. Securities and insurance offered through Cetera Investment Services LLC, member FINRA/SIPC. Cetera is under separate ownership from any other named entity. Located at 130 Merchant St, CC#888, Honolulu, HI 96813. Investments are: Not FDIC/NCUSIF insured | May lose value | Not financial institution guaranteed | Not a deposit | Not insured by any federal government agency. Allpoint® is a registered trademark of ATM National, LLC. Hawaiian Airlines® is a registered service mark of Hawaiian Airlines, Inc. VISA® is a registered trademark of Visa International Service Association. Mastercard® is a registered trademark of Mastercard International Incorporated. Apple®, App Store®, and Apple Pay® are registered service marks and trademarks of Apple Inc. Samsung Pay® is a registered service mark and trademark of Samsung Electronics Co., Ltd. Google Pay® and Google Play® are registered service marks and trademarks of Google LLC. Zelle® is a registered service mark of Early Warning Services, LLC. Microsoft®, Microsoft 365® and Copilot® are registered service marks of Microsoft Corporation. All other trademarks and service marks appearing in this report, in print or online, are the property of their respective owners and no claim of ownership is made by their use. The individuals and/or owners of any businesses, organizations, entities, trademarks, logos, brands or other designations of origin mentioned herein did not sponsor, approve or endorse this publication.

CHAIRMAN'S MESSAGE



DEAR FELLOW SHAREHOLDERS,

2025 marked the final full year of my service as Chairman and Chief Executive Officer at Bank of Hawai'i. As announced in February 2026, I will retire on March 31, 2026, after 16 fulfilling years as CEO. As I conclude my last financial quarter at the bank, I am deeply grateful that my 33-year career at Bank of Hawai'i has been defined by purpose, progress and shared accomplishments. It has truly been a privilege to help steward our 128-year-old organization alongside an exceptional leadership team and our dedicated Bankoh teammates.

Earlier this year, our Board of Directors selected **James C. Polk** as the next President and Chief Executive Officer at Bank of Hawai'i, effective April 1, 2026. I am honored to entrust our organization to Jim and confident in his ability to lead the bank forward. Since joining the company in 1999, he has demonstrated strong leadership, a consistent record of results, and a deep commitment to the values that define Bank of Hawai'i.

Additionally, **Raymond P. Vara, Jr.**, President and Chief Executive Officer of Hawai'i Pacific Health and BOHC's Lead Independent Director, will assume the new role of Non-Executive Chairman of BOHC Board of Directors.

These leadership changes are the result of our long-standing and deliberate succession planning process, focused on ensuring a seamless transition. With the right leader prepared to step into the role and the bank in exceptionally strong shape, the timing is right. To support continuity, I will move into a consulting role through 2027, providing support as needed throughout the process.

As we move forward, our focus remains on building upon the momentum we have established and delivering strong, consistent results. Our strategy, grounded in a Hawai'i-centric business model, has allowed us to build a durable competitive position, grow responsibly, and manage risk conservatively. With a strong leadership team in place, this solid approach guides our decisions and positions us well for continued success.

BANK OF HAWAI'I 2025 ANNUAL REPORT 1

Strong Financial Performance Bank of Hawai‘i closed 2025 with a solid financial performance that grew our market share while maintaining a strong balance sheet, disciplined expense management, and an ongoing commitment to long-term growth. Our emphasis on efficiency remains a cornerstone of how we operate. Diluted earnings per common share were $4.63 for the full year of 2025, with net income at $206 million. Return on average assets for 2025 was 0.87%, and return on average equity remained strong at 13.29%. We saw consistent growth in net interest income and margin in every quarter of 2025. Additionally, Bank of Hawai‘i continued to hold the number one position in deposit market share, according to the Federal Deposit Insurance Corporation’s annual summary of deposits released in June 2025. As confirmation of our customers’ trust in us, total deposits and total loans ended the year at $21.2 billion and $14.1 billion, respectively, both up from 2024. Asset quality and liquidity remained strong at year- end, with $10.9 billion in readily available liquidity that exceeds total uninsured or uncollateralized deposits. Hawai‘i’s Economy Hawai‘i’s economy remained steady through much of 2025, even as the broader U.S. economy faced unexpected disruptions. Financial markets showed confidence and signs of growth, however, household budgets were stretched, with consumer prices rising roughly 3.0%. Tourism was a key driver of the local economy, with higher visitor spending offsetting a slight decline in arrivals. Visitor spending totaled $21.75 billion, up 5.7% from the prior year, while arrivals dipped 0.6% to 9,642,991. Hawai‘i’s job market held steady, with unemployment declining to 2.2% in December, down from 3.0% a year earlier and below the national rate of 4.4%. Meanwhile, Hawai‘i’s real estate market posted modest gains toward the end of the year. Single-family home prices increased on O‘ahu and Hawai‘i Island, and sales rose 2.1% statewide. Condo prices were mixed, and sales decreased 4.1%. 2025 RECO G N I T I O N Local Hawai‘i’s Best Bank Honolulu Star-Advertiser Best Bank The Garden Island Best of East Hawai‘i Hawaii Tribune-Herald Best of West Hawai‘i West Hawaii Today Most Trustworthy Companies in America Newsweek • 4th consecutive year on the list • Bank of Hawai‘i is the only Hawai‘i-based company to make the list • No. 12 nationwide in banking industry 2

C H A I R M A N ’ S M E S S A G E Serving Our Customers For over 128 years, our expertise and personalized services have set Bank of Hawai‘i apart, and our Branch of Tomorrow network is where we make the most of our in-person interactions. Each island and neighborhood we serve is unique, and over the past 10 years we have invested in upgrading our branch system to provide modern services for each location—an approach that ensures our investments truly strengthen relationships and deepen community ties. In 2025, we built or renovated five branches. This included two on Maui, where we opened a new branch in Lahaina to replace the one that was destroyed in the 2023 wildfires, and we made important upgrades in our branch in Hāna. We also opened our new West Pacific Regional Headquarters in Tamuning, Guam, and closed out the year with renovated branches in Ka‘ū and Kona on Hawai‘i Island. In 2026, we are continuing the momentum with the opening of a new branch in Micronesia Mall on Guam, and upgrades to our branches in Pū‘āinakō on Hawai‘i Island, Moloka‘i, and Lāna‘i. We take seriously the responsibility of serving and caring for our customers, and we approach every interaction with that commitment in mind. In October 2025, to celebrate National Customer Service Week, our Customer Experience (CX) team launched a special “Mahalo Mints” program. As a small but thoughtful expression of thanks to our customers, we distributed over 150,000 Mahalo Mints across our branches in Hawai‘i, Guam, Saipan and Palau. Our Exceptional Employees Our people make all the difference at Bank of Hawai‘i—whether serving customers online, in person, or supporting essential work behind the scenes. We continue to enhance our employee experience while strengthening how teams collaborate and increase efficiency. As part of this commitment, we introduced Microsoft Copilot, which brings generative AI capabilities to every employee. As with any innovation, success begins with our people. Colleagues across the bank are exploring and sharing practical ways AI can enhance service and streamline work. We recognize that AI is a vital part of a modern business, and this is the beginning of a thoughtful journey to incorporate its capabilities responsibly. To help employees build meaningful careers and reach their full potential, we offer a variety of professional and personal development programs. Free college tuition and leadership development programs support growth at every stage. Our Employee Resource Groups (ERGs)—Blue Brigade, Nā ‘Ōiwi Aloha, RainBOH, and Women Inspired—offer mentorship and meaningful new ways to connect. Our Lahaina Branch team and executives on opening day of our new branch in Lahaina, Maui. There is no finer team than the dedicated employees of Bank of Hawai‘i.” “ B A N K O F H A W A I ‘ I 2 0 2 5 A N N U A L R E P O R T 3

Committed to Our Community I’m proud of the many ways Bank of Hawai‘i continues to demonstrate our commitment to creating a better future for our island communities. Providing lessons in financial literacy to school children, mentoring small- business owners, and improving the environment with hands-on volunteerism are some of the ways we strive to make a lasting difference. Our largest fundraiser each year is our Live Kōkua Giving Campaign. It’s truly an employee-driven enterprise. In 2025, our employees and retirees raised $623,000, bringing our overall amount raised to $9.4 million for local nonprofits since the program started in 2010. In addition, Bank of Hawai‘i Foundation supports the important work of many nonprofits each year through sponsorships and grants. In 2025, 47 local nonprofits received funding through the Foundation. New Leadership In July 2025, Bradley “Brad” S. Satenberg was promoted to vice chair and chief financial officer. He now oversees Bank of Hawai‘i’s planning and forecasting, financial accounting and reporting, regulatory financial reporting, corporate taxation, investor relations, treasury and overall budget for the company. Brad has been a welcome part of the executive team ever since he joined the bank in July 2024 with over 30 years of experience in the financial services industry. He came onboard as senior executive vice president and deputy to our then Chief Financial Officer Dean Shigemura. Brad’s new role was part of a planned transition following Dean’s retirement in June. Dean is remaining at the bank as a consultant through June 2026, providing additional continuity. He has provided exceptional financial counsel to the company for nearly three decades and served in various capacities within the Finance Division including Controller and Treasurer before becoming CFO. Executive Vice President and Senior Executive Director of Consumer Lending Edward C.S. Kim also retired in June. A member of our Executive Committee, Ed had a stellar 35-year career at Bank of Hawai’i. Senior Vice President Michael Sakazaki was promoted to West Pacific Market President in July when our new West Pacific Regional Headquarters opened in Tamuning. In his new role, he oversees strategic and operational initiatives across Guam, Saipan and Palau for our Retail Banking, The Private Bank and Commercial Banking segments. Mike joined the bank in 2017 and held various leadership positions at O‘ahu branches before returning to his home island of Guam in 2023 as senior market manager of Branch Banking’s West Pacific Market. In Closing There is no finer team than the dedicated employees of Bank of Hawai‘i. Guided by the values that define our company, we continue to invest in the tools and technology that make banking simpler and more accessible. At the heart of our work are the relationships we share with our teammates, our customers, and the communities we serve. Those relationships inform our decisions and are the foundation of our strength. I am confident in what lies ahead under Jim’s leadership and look forward to the team delivering dependable service, thoughtful innovation, and results our stakeholders can rely on. Mahalo nui loa, PETER S. HO Chairman and CEO At the heart of our work are the relationships we share with our teammates, our customers, and the communities we serve.” “ 4

2025 FINANCIAL SUMMARY

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FOR THE YEAR ENDED DECEMBER 31		**2025**		**2024**
Earnings Highlights and Performance Ratios				
Net Income	$	205,902	$	149,994
Basic Earnings Per Common Share		4.67		3.48
Diluted Earnings Per Common Share		4.63		3.46
Dividends Declared Per Common Share		2.80		2.80
Net Income to Average Total Assets (ROA)		0.87%		0.64%
Net Income to Average Shareholders' Equity (ROE)		11.86%		9.78%
Net Income to Average Common Equity (ROCE)		13.29%		10.85%
Net Interest Margin [1]		2.45%		2.16%
Efficiency Ratio [2]		61.84%		67.30%
Market Price Per Share of Common Stock:				
Closing	$	68.37	$	71.24
High		76.00		82.70
Low		57.45		54.50

AS OF DECEMBER 31				
Statements of Condition Highlights and Performance Ratios				
Loans and Leases	$	14,082,050	$	14,075,980
Total Assets		24,176,364		23,601,114
Total Deposits		21,188,495		20,633,037
Other Debt		558,176		558,274
Total Shareholders' Equity		1,851,212		1,667,774
Book Value Per Common Share	$	37.92	$	33.27
Allowance to Loans and Leases Outstanding		1.04%		1.06%
Full-Time Equivalent Employees		1,877		1,865
Branches and Offices		51		50

FOR THE QUARTER ENDED DECEMBER 31				
Earnings Highlights and Performance Ratios				
Net Income	$	60,935	$	39,162
Basic Earnings Per Common Share		1.40		0.86
Diluted Earnings Per Common Share		1.39		0.85
Net Income to Average Total Assets (ROA)		1.01%		0.66%
Net Income to Average Shareholders' Equity (ROE)		13.33%		9.42%
Net Income to Average Common Equity (ROCE)		15.03%		10.30%
Net Interest Margin [1]		2.61%		2.19%
Efficiency Ratio [2]		57.75%		66.12%

[1] *Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.*

[2] *Efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and total noninterest income).*

BANK OF HAWAI'I 2025 ANNUAL REPORT 5

In 2025, Bank of Hawai‘i advanced its ongoing commitment to the people and places we serve through major branch investments, digital enhancements, and community partnerships. From Lahaina to Guam, each milestone reflects our focus on connection, innovation and service across Hawai‘i and the Pacific. Strengthening Connections Across Our Communities Y E A R I N R E V I E W From top: Our new West Pacific Regional Headquarters in Guam; employees celebrated our Branch of Tomorrow renovation in Ka‘ū; a private blessing marked the completion of our updated Hāna Branch; custom art in the Kona Branch features a map of the community; our new Bank of Hawai‘i branch in Lahaina, Maui. Year in Review

Branches, Reimagined

2025 was a landmark year for our branch network, with five major projects completed across Hawai'i and the West Pacific. Each new or renovated Branch of Tomorrow represents an investment in all our customers and communities, combining modern design with the personalized service that defines Bank of Hawai'i.

RETURNING TO LAHAINA

In May, we reopened our Lahaina Branch at Lahaina Cannery Mall, signaling a return to a community that we have served since 1930. The new 3,400 sq. ft. Branch of Tomorrow celebrates Lahaina's history through art and design and provides personalized financial services for residents and businesses rebuilding after the 2023 wildfires.

As part of our dedication to Lahaina's recovery, Bank of Hawai'i Foundation contributed $100,000 to the Holomua Collective, a nonprofit organization committed to making Hawai'i more affordable for working families.

The grant was matched by an additional $150,000 from the Federal Home Loan Bank of Des Moines, totaling $250,000 in direct community assistance to residents at risk of foreclosure.

EXPANDING IN THE WEST PACIFIC

In July, we opened our new West Pacific Regional Headquarters in Tamuning, Guam. The 18,361 sq. ft. facility unites our West Pacific operations—including The Private Bank, Commercial Banking, Dealer Indirect Lending, Mortgage, and Contact Center—under one roof. The building also includes our latest Branch of Tomorrow enhancements as part of our ongoing commitment to the region.

INVESTING IN OUR COMMUNITIES

Three additional Branch of Tomorrow renovations were completed this year: Hāna, Maui and two Hawai'i Island locations, Ka'ū and Kona. Each was designed to elevate the customer experience by blending advanced technology with customized services and more private space for consultations. Work is underway on the next phase of our renovations, with KTA Pū'āinakō on Hawai'i Island, Kaunakakai on Moloka'i, and our Lāna'i Branch scheduled for 2026.

Introducing Bankoh Arena

The University of Hawai'i at Mānoa's iconic sports venue was renamed Bankoh Arena at Stan Sheriff Center in August as part of our 10-year partnership with UH Athletics. The refreshed name celebrates the deep roots of Bank of Hawai'i in the community and our role as a familiar, trusted presence across generations.

BANK OF HAWAI'I BRANCHES AND ATMs
AS OF DEC. 31, 2025

	BRANCHES	ATMs
State of Hawai'i	**47**	**273**
O'ahu	25	185
Hawai'i Island	8	40
Maui	8	27
Kaua'i	4	19
Lāna'i	1	1
Moloka'i	1	1
West Pacific	**4**	**48**
Guam	2	35
CNMI/Saipan	1	8
Palau	1	5
Total	**51**	**321**

Bank of Hawai'i joined the Allpoint® Network this year, giving customers surcharge-free access to over 40,000 ATMs across the U.S.


Bankoh Arena
STAN SHERIFF CENTER
Bank of Hawaii

BANK OF HAWAI'I 2025 ANNUAL REPORT 7

  In the first year since upgrading to our new Mobile & Online Banking platforms in 2024, engagement was strong: › 350,000+ customers enrolled in digital banking, with more than 80% using our mobile app › 6.4 million average monthly logins, up 21% from 2024 Continuing great reviews for our mobile app: › 4.8 stars on Apple® App Store® › 4.7 stars on Google Play® Strong adoption of new debit card management tools: › 29% of debit card activations now handled digitally › 36% of debit card PIN management now handled digitally Bank by Appointment Customers showed a strong preference for personalized service across both digital and in-person channels in 2025. In addition to walk-in appointments, more than 49,311 online appointments were booked through our convenient Bank by Appointment feature, averaging 4,109 scheduled appointments each month. Bankoh Advisors In 2025, Bank of Hawai‘i took a transformative step to elevate its investment services and insurance offerings by entering into a networking agreement with Cetera Investment Services to provide broker-dealer services. This positions us to deliver a next-generation client experience by combining advanced technology, expanded investment resources, and streamlined operations with the personalized guidance our clients have relied on for decades. Customers continue to work with the same representatives they know and trust. By aligning with Cetera’s capabilities, our local financial professionals at Bankoh Advisors offer a more modern client experience. Embracing Innovation We introduced generative artificial intelligence (GenAI) tools to enhance operational efficiency, customer service, and employee experience in 2025. Access to Microsoft® Copilot® was rolled out to all employees in July, providing new capabilities to improve productivity and streamline daily tasks. A robust governance framework was established to ensure responsible AI use, which incorporates policies, oversight committees, and ethical review protocols aligned with the bank’s values and regulatory standards. This thoughtful approach enables us to harness innovation while safeguarding customer trust, data privacy, and operational integrity. (For details on our employee rollout, please see the “Our Employees” section of this report on page 17.) Atmos Rewards In October, Hawaiian Airlines and Alaska Airlines combined their loyalty programs, bringing HawaiianMiles into Atmos Rewards. The change is bringing a unified experience for our Hawaiian Airlines® Bank of Hawaii World Elite Mastercard® and Bankoh Hawaiian Airlines Visa® Debit Card members. As this transition from our longstanding program with Hawaiian Airlines took shape, we focused on ensuring a smooth experience for our customers. Our teams remain closely involved with communications and support, helping cardholders gain confidence with the new program and benefits. 10.3 million mobile wallet transactions, up 30% from 2024 (Apple Pay®, Samsung Pay®, Google Pay®) 189,700 Zelle® customers EXPANDING DIGITAL ACCESS Digital banking continues to evolve as customers increasingly seek flexibility and convenience. 8

Supporting Small Businesses Every day, our bankers partner with local business owners to go beyond transactions—anticipating needs, delivering tailored strategies, and helping businesses grow. Supporting small businesses remains central to our commitment to this unique market. This includes our association with Mana Up, a local accelerator and venture fund, which is helping to globally expand the reach of Hawai‘i-based companies. In 2025, we strengthened that commitment through long-term programs designed to drive growth and visibility: › Food Truck Day returned for a second year outside our Main Branch in downtown Honolulu, offering exposure and revenue opportunities for local food vendors on the third Thursday of every month. On some days, Mana Up businesses were also invited to sell their products alongside the food trucks. › Our annual Mana Up Mentorship Program welcomed its fourth cohort in April, pairing Bank of Hawai‘i leaders with emerging local business owners to provide guidance in leadership, finance and growth strategy. Since its start, we’ve provided a significant amount of hours mentoring local businesses through this program. › Inside our Branch of Tomorrow locations, we are spotlighting local businesses in our digital displays, celebrating the dedication and innovation of our small business community. Homeownership and Affordable Housing Owning a home is more than just having a roof over your head. It’s a cornerstone of financial security and independence. In Hawai‘i, where housing costs are among the highest in the nation and inventory is limited, homeownership can feel out of reach for many families. We focus on expanding access to housing across the islands, which is an essential step toward stronger, more resilient communities. Bank of Hawai‘i remains one of the only local lenders offering loans through the HUD 184A Native Hawaiian Housing Loan Guarantee Program, helping Department of Hawaiian Home Lands (DHHL) beneficiaries access financing for homeownership. We continue to invest in affordable housing solutions, financing developments that create hundreds of homes each year. Among this year’s highlights: Kalepa Village, Līhu‘e, Kaua‘i On Kaua‘i, our support helped bring to life the revitalized Kalepa Village—a multi-phase affordable community just outside Līhu‘e. Currently under construction, Kalepa Village will offer a mix of one-, two-, and three-bedroom apartments that are affordable for low- to very low-income families. Bank of Hawai‘i supported the 80-unit project with a $1.3 million permanent loan. Kaiāulu o Kupuohi, Lahaina, Maui In Lahaina, the rebuilt Kaiāulu o Kupuohi is a place to call home following the devastating wildfires of 2023. The 89-unit complex offers one-, two-, and three- bedroom apartments for residents earning up to 60% of the Area Median Income (AMI). Each apartment is outfitted with modern conveniences, energy-efficient appliances, and balconies or patios. Financing included $8.2 million in permanent funding and $15 million in equity. Kaiāulu o Kūku‘ia, Lahaina, Maui Among the largest properties in our affordable housing investment is Kaiāulu o Kūku‘ia, a 200-unit permanent rental community in Lahaina for low-income households. The development offers a mix of two-, three- and four-bedroom homes, built in 25 two-story, plantation-style buildings that reflect the character of Lahaina’s heritage. The property also features a community room and a picnic area. Bank of Hawai‘i supported the project with a $53-million construction loan and $27 million in equity. Y E A R I N R E V I E W Cohort 3 of our Mana Up Mentorship Program concluded in early 2025 after several months of learning alongside Bank of Hawai‘i mentors. Bank of Hawai‘i was the No. 1 overall residential real estate lender in the state in number and dollars of residential real estate loans originated in 2025, according to the Bureau of Conveyances. B A N K O F H A W A I ‘ I 2 0 2 5 A N N U A L R E P O R T 9

Our Community

OUR COMMUNITY

Helping Our Communities Thrive

We believe that when our communities flourish, we all do. Through Bank of Hawai'i Foundation and our Live Kōkua programs, we invest in local nonprofits and community partners whose work creates lasting, positive change across the islands and the Pacific.

BANK OF HAWAI'I FOUNDATION

In 2025, Bank of Hawai'i Foundation supported organizations that help strengthen Hawai'i's families, neighborhoods and future generations. From education and healthcare to financial empowerment and cultural connection, our giving reflects our deep commitment to building more resilient communities.

Clockwise from top: A rally outside our Main Branch supported Aloha United Way and kicked off our months-long fundraising effort for local nonprofits; Chairman and CEO Peter Ho spoke on a panel discussing the ALICE Report; summer interns spruced up a school campus as part of their community service project; Nā 'Ōiwi Aloha members presented a 30-foot lei at an annual ceremony at the King Kamehameha statue in Honolulu.

Nonprofit Partnerships at a Glance

ALOHA UNITED WAY: ALICE REPORT

We continued our investment in understanding and uplifting the ALICE population in Hawai'i—individuals and families who are Asset Limited, Income Constrained and Employed. Foundation funding supported a statewide ALICE Report to shed light on the evolving economic challenges facing working families. The Foundation has underwritten this report every year since it first became available in 2017.

HAWAI'I MOBILE MUSEUM OF TOLERANCE

Support for this interactive museum, which promotes lessons of compassion, inclusion and human dignity to schools statewide, began in January 2026. Using technology and engaging exhibits, the museum encourages students to stand against racism, bullying and hate.

HOLOMUA COLLECTIVE

Our support for the collective's Lahaina Homeowner Recovery Grant Program, along with matching funds, helps families at risk of foreclosure stay in their homes while protecting residential properties for long-term local use.

PACIFIC TSUNAMI MUSEUM

The museum received support to revitalize its Hilo facilities, enhance public safety programs, and plan for sustainability through expanded outreach and operations.

WILCOX HEALTH FOUNDATION

A grant to Wilcox Health Foundation is helping fund innovative training technology, the first of its kind at any medical facility in Hawai'i. The equipment provides hands-on learning opportunities for medical professionals across Kaua'i to refine essential skills and improve patient care.

YMCA OF HONOLULU

A multi-year pledge will help the YMCA construct a new facility at their flagship Honolulu headquarters featuring an early learning center, outdoor pool and expanded community spaces to support youth development and family wellness.

GIVING IN 2025

Provided grants to **47** local nonprofits

BANK OF HAWAI'I 2025 ANNUAL REPORT 11

Live Kōkua Volunteer Program

Our Live Kōkua program channels the generosity and spirit of our employees through volunteerism and giving. This year, our Bankoh Blue Crew dedicated their time to special causes across the islands—supporting education, sustainability, housing and humanitarian causes.

BANKOH BLUE CREW

1,177 employee volunteers

3,365 hours donated

IHS MEN'S SHELTER

Each month throughout the year, a dedicated group of five volunteers returned to the Institute for Human Services Men's Shelter to help prepare and serve hot meals, offering nourishment and connection to those in need.

GOODWILL GOES GLAM!

Twenty-eight employees joined forces to support Goodwill Hawaii's signature fundraiser, which raises awareness and funds to help individuals overcome employment barriers. Bank of Hawai'i Foundation has been the presenting sponsor for 14 years in a row.

INTERNS IN ACTION

Our summer interns contributed more than 400 volunteer hours during a one-day campus beautification at Ke'elikōlani Middle School—painting, cleaning and revitalizing spaces at the school, which is just a short walk away from our Main Branch.

$9.4 Million for local nonprofits

TOTAL RAISED BY OUR LIVE KŌKUA GIVING CAMPAIGN SINCE 2010

2025 Live Kōkua Giving Campaign

NOW MORE THAN EVER

Under this year's theme, "Now More Than Ever," our employees and retirees came together for a five-week giving campaign benefiting more than 300 Aloha United Way nonprofits. Starting last year, our employee resource groups (ERGs) began hosting annual fundraising events that quickly became popular with employees. This year's highlights included Na 'Ōiwi Aloha's "Taste of Aloha," which sold 250 Hawaiian food plate lunches, with proceeds supporting the campaign.

In addition to employees having the option to select their preferred beneficiaries when donating, seven organizations were chosen by our three campaign co-chairs and four ERGs as featured beneficiaries:

- 'Aha Pūnana Leo
- Child & Family Service
- Domestic Violence Action Center
- Girl Scouts of Hawai'i
- Hawai'i Health & Harm Reduction Center
- Junior Achievement of Hawaii
- U.S. VETS

RainBOH ERG members and allies refreshed an "Ocean Friendly Garden" by planting native, climate friendly species that help protect our island watersheds.


Ocean Friendly
Garden

12

OUR COMMUNITY


LiveKōkua



18TH ANNUAL COMMUNITY SERVICE DAY

More than 150 Bankoh Blue Crew members volunteered at Kahauiki Village on O'ahu, a community that provides long-term housing for families transitioning out of homelessness. Volunteers helped with landscaping, painting and refreshing common areas. They also completed two custom murals designed by local artist Kaelyn Okuhata depicting Hawaiian values that hold special meaning to the community: kuleana (responsibility) and lōkahi (unity). To mark the occasion, Bank of Hawai'i Foundation provided a grant to IHS, which operates the site.


KULEANA

Community Reinvestment Act

Bank of Hawai'i continues to champion financial literacy and small-business growth throughout our communities, supporting equitable opportunities for all.

Saipan Small Business Administration Grants

Through our Foundation's I Kinometi Para I Kumunidåt I Islå-ta program, five small businesses in Saipan each received a $5,000 grant to expand and strengthen their operations, supporting local entrepreneurship and economic resilience.

Our 2025 recipients:

- **Ancient Compost**, a family-run company dedicated to sustainability and focused on building a zero-waste community.
- **Magof Professional Services**, a woman-owned business that provides legal support as well as notary and courier services.
- **Marianas Churisos Company**, producer of the Commonwealth of the Northern Mariana Islands' only locally made craft sausages. Their mission is to strengthen food security and support fellow local businesses.
- **Niao's Poké Deli**, a local eatery known for its fresh, creative island flavors and hospitality that appeal to visitors as well as residents.
- **Pacific Psychiatric Care**, a clinic providing compassionate mental health services for patients of all ages.

Teaching Financial Confidence for Life

From grade school to adulthood, our financial literacy programs help residents in communities we serve make informed financial decisions.

JUNIOR ACHIEVEMENT

In April, our Bankoh Blue Crew taught financial literacy lessons to 2nd graders at August Ahrens Elementary School. This was one of many schools that employees visited across Hawai'i and the West Pacific, helping young students learn fundamental lessons in money management.

SMARTMONEY LESSON DAY

Continuing a tradition that began in 2009, volunteers led financial literacy sessions for students at Ke'elikōlani Middle School in April and October, inspiring financial confidence among future generations.

ALOHA PRIDE

Bank of Hawai'i returned as a visionary-level sponsor for the 6th consecutive year at the Honolulu Pride Parade and Festival in October. More than 150 employees, family members and friends marched together in celebration of inclusion and belonging, spreading the message of "Aloha Pride," our float theme for this year, throughout the community.


Bank of Hawai'i
TOGETHER IT'S POSSIBLE
ALOHA PRIDE

14

OUR COMMUNITY

Volunteer Income Tax Assistance (VITA)

Six employees, who became certified IRS tax preparers, donated a combined 75 hours to help individuals and families file 86 tax returns, providing free, accurate tax support to those earning $66,000 or less. Their efforts resulted in about $78,000 given back to the community through tax refunds.

Waikīkī Community Center

Through a cooperative partnership with the ALICE Collective Impact Fund matched savings program, Bank of Hawai'i supported the establishment of savings accounts that help clients build emergency funds, develop saving habits, and gain access to essential financial services.

A Pathway to Independence

Through a partnership with EPIC 'Ohana, Inc., the Hawai'i Community Foundation, and the Annie E. Casey Foundation, the HI H.O.P.E.S. Initiative helps youth who have experienced foster care save for meaningful goals.






need
want


Bank of Hawai'i

HI H.O.P.E.S. INITIATIVE MOST COMMON PURCHASES

32% education
28% housing
20% vehicles

Statewide in 2025

1,166 participants enrolled

$1.74 million in total asset purchases

Since the program started in 2010

In April, our employees volunteered with Junior Achievement, teaching young students essential financial skills, including the difference between needs and wants.

BANK OF HAWAI'I 2025 ANNUAL REPORT 15

Our Employees

OUR EMPLOYEES

Enhancing Our Employee Experience

This year, we continued to elevate how our teams work, empowering employees with new learning opportunities designed to enrich their day-to-day experience.

Empowering Teams Through Innovation and Support

This year, we rolled out a variety of AI-driven solutions to increase efficiency and engagement across the bank. Access to Microsoft Copilot was expanded to all employees in the summer, marking a major step forward in productivity and innovation. To ensure a smooth and successful rollout, employees participated in training courses, followed by in-person and virtual learning labs tailored for different skill levels.

Additionally, our weekly Copilot challenge encouraged employees to explore creative ways to craft effective AI prompts for potential tasks in their work.

AI AMBASSADORS

60 employees, passionate about technology and innovation, are spearheading AI engagement among their teams by sharing their expertise and enthusiasm for topics ranging from Microsoft 365® Copilot to AI enhanced data analysis, multimedia generation, and content creation. (pictured at right)

EMPLOYEE FEEDBACK

As we built AI adoption across the organization, we also evolved our approach to internal feedback with the launch of the refreshed BluePulse engagement platform. The new enterprise listening tool modernizes how we gather and interpret engagement insights. With a strong 74% participation rate, managers now benefit from advanced analytics and AI-powered support to help them interpret insights, communicate results, and take meaningful action.

Emergency Loan Assistance Program

To assist those who were impacted by the partial Federal government shutdown, Bank of Hawaiʻi offered special relief programs—including personal loans, payment forbearance, and loan extensions—to help Federal employees and contractors manage essential expenses and ease financial stress. Bank employees could apply with their impacted family members for loan amounts of up to $5,000 at a discounted interest rate with the loan fee waived.

Employee Resource Groups Support Well-Being and Connection

Our ERGs foster inclusivity, personal growth and community connection through a wide range of events and volunteer activities.

- **Blue Brigade**, our 90-member military ERG, champions veterans, service members and their families. In 2025, the group introduced a custom Blue Brigade coin to honor a military tradition while fostering advocacy and action. The ERG acknowledged military service members through events like "Heroes Among Us" for Military Appreciation Month, volunteer outreach with U.S. VETS, and cultural connection programs for military families new to Hawaiʻi.

Clockwise from top: In 2025, we welcomed 47 college students for our largest summer intern class; employees Chad Hashimoto and Jane Bugarin at a bake sale in our downtown Tower; employees Amy Ngo and Maria Canoy learned how to make lei in a workshop with our Nā ʻŌiwi Aloha ERG; Blue Brigade ERG co-chair Eddie Quan presented a custom coin to 442nd Regimental Combat Team veteran Dr. Takahashi Manago.



BANK OF HAWAIʻI 2025 ANNUAL REPORT 17

- **Nā ʻŌiwi Aloha**, our Native Hawaiian ERG, hosted quarterly gatherings focused on well-being and cultural knowledge including "Manaʻo & Māmaki" and "E ʻŌlelo Hawaiʻi Kākou Hana Hou!" featuring guest speaker Kumu Kahanuola Solatorio. Other highlights included creating a 30-foot lei for a lei-draping ceremony honoring King Kamehameha, and volunteering at Paepae o Heʻeia to help with restoration of the 800-year-old fishpond.
- **RainBOH**, our LGBTQIA+ ERG, more than doubled its membership to nearly 200 participants. Members hosted quarterly "Connects," participated in four Pride parades and festivals across the islands, and supported community causes through events like the Honolulu AIDS Walk and Rainbow Film Festival.
- **Women Inspired** fostered connection and empowerment through its "Coffee and Connect" series, a Maʻi Movement supply drive for period kits, a dress for success clothing drive, and their annual half-day forum with a theme this year of "Becoming Balanced & Bold," featuring keynote speaker Michelle Bartell, president and CEO of Aloha United Way.

Members and allies of our native Hawaiian ERG, Nā ʻŌiwi Aloha, gathered to commemorate Hawaiian History Month in September.


Bank of Hawaii

Expanding Educational Opportunities

Our popular College Assistance Program (CAP) helps employees achieve their academic goal of graduating from college. In May, two employees earned their bachelor's degrees from Chaminade University, bringing the total to 27 graduates since the program's start. The bank has invested over $2.4 million in employees' tuition and educational expenses through CAP, and we look forward to celebrating the program's 10th year in 2026.

We also nurture the next generation of professionals through our Summer Intern and College Mentorship Programs. This year, we had our largest intern group to date, with 47 students joining 29 departments from June through August. Our College Mentorship Program, which builds connections between employees and students from local universities, hosted eight students in the spring and 10 in the fall for real-world career insights and professional guidance.

Developing Our People

Our investment in learning and development remains a cornerstone of our culture. We're dedicated to helping employees grow their careers and skills and offered many opportunities throughout the year:

- **Customer Experience (CX) Advocate Program**: Now expanded to include three progressive levels of learning, this specialized training aligns with our CX strategy and includes empathy mapping, customer-journey mapping, persona activation, and certification for leadership roles.
- **Employee Mentoring Program**: Led by the Women Inspired ERG, the program connected employees seeking guidance with other employees to serve as mentors in the workplace.
- **Leadership Excellence Forum (LXF)**: Leadership Council members came together for in-depth sessions on key topics, such as organic growth, risk management, and leading with AI.
- **Learning & Career Expo**: Four sessions were held in October featuring introductions to business units, ERGs, and the AI Development Center, along with opportunities to learn about career paths and development resources.
- **New Employee Orientation**: Our refreshed onboarding programming for new employees and leaders provided tailored experiences to help them transition into their roles successfully and build long-term engagement.

CREATING FUTURE LEADERS

Pathways to Professional Excellence (PPE) is a highly regarded leadership development program made up of employees nominated by their managers.

Celebrating our 20th cohort

38 participants

27 departments represented

Nearly 500 participants since 2007

2025 program ran from July-December

18

O U R E M P LO Y E E S BAN K O F HAWAI ‘ I CO LLEG E ASSISTAN CE PRO G R AM 27 graduates $2.4 million in free tuition Since program started in 2016

BRANCH BANKING

"I'll get a crazy idea, and then I'll run in there or call somebody, and I can't believe how they're so willing to listen to my crazy stories. And then it becomes reality: it becomes the ranch; it becomes the store."

—WAYNE MIRANDA

MIRANDA COUNTRY STORE, INC.

WAYNE MIRANDA, OWNER, PRESIDENT & GENERAL MANAGER

JULIE DEMELLO, VICE PRESIDENT & OFFICE MANAGER

DAMIEN DEMELLO, JR., OPERATIONS MANAGER

DUSTY MIRANDA, WAREHOUSE MANAGER

Miranda Country Store has served Hawai'i Island's ranchers and farmers since 1989, supplying the products and expertise needed to keep operations of any size running smoothly. This multi-generation, family-owned business offers the supplies, services, and local know-how that island agriculture depends on. Widely regarded as one of the best-stocked feed and farm stores on Hawai'i Island, Miranda Country Store carries everything from feed, fencing and fertilizer to tack and ranch equipment.

Rooted in Hawai'i's ranching history since 1900, the Miranda family legacy began with Wayne's grandfather, a fence contractor and one of the island's first saddle makers. Wayne, who specialized in animal science, built the family business with his children, Dusty and Julie, helping in the store. Now, Dusty and Julie are raising their own children in the store, while working alongside him. MIRANDACOUNTRYSTORE.COM



Wayne Miranda and Julie DeMello in the Kea'au warehouse for Miranda Country Store.

20

B A N K O F H A W A I ‘ I 2 0 2 5 A N N U A L R E P O R T 21

22

COMMERCIAL BANKING



"Honestly, we wouldn't be delivering homes this quickly without Bank of Hawai'i's guidance and belief in us."

—PAUL LAM

LAM CAPITAL LLC

PAUL AND SUSAN LAM
PRINCIPAL CO-OWNERS

Established in 2021, Lam Capital LLC is a Honolulu-based real estate development firm focused on affordable housing through the state's Bill 7 program. With a goal of delivering 1,000 affordable units by 2030, Lam Capital has already completed three projects, with four more under construction, and a dozen more in the pipeline. Specializing in high-quality new construction of multifamily properties in O'ahu's urban core, Lam Capital is passionate about easing the housing shortage by creating vibrant, walkable neighborhoods to provide meaningful futures for generations of local families. LAM-CAPITAL.NET

Celebrating 50 years of marriage, Paul and Susie Lam, at home.

BANK OF HAWAI'I 2025 ANNUAL REPORT 23

P R I VAT E B A N K I N G “Bank of Hawai‘i really helped us set up our future so we can continue to not only do things in the community in our retirement years, but also set up our family for the future and our generations coming up.” —JOSEPH HANLE Y JOSEPH AND DIANA HANLEY Joseph Hanley, Jr. served as president of Interpacific Motors Inc., overseeing operations at both the Hilo and Kailua-Kona locations of Orchid Isle Auto Center on Hawai‘i Island. His wife, Diana, led client relations as a customer relationship manager. Together their leadership—along with the efforts of all their employees—built the company’s reputation as a trusted provider of automotive sales and service deeply rooted in commitment to the community. Orchid Isle Auto Center was family-owned and operated for more than 50 years, beginning with Joseph’s father who brought the family to the island in 1968. Ownership of the dealership eventually passed along to Joseph. The Hanley family has been well known for decades for its generous community service, including bringing people together to support the Friends of the Children’s Justice Center of East Hawaii. In 2024, the Hanleys officially retired following the sale of the company, marking the beginning of a new lifestyle of travel and quality time with family plus community service. Joseph and Diana Hanley in their hometown of Hilo, Hawai‘i Island. 24

B A N K O F H A W A I ‘ I 2 0 2 5 A N N U A L R E P O R T 25

CONSOLIDATED STATEMENTS OF INCOME

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FOR THE YEAR ENDED DECEMBER 31	**2025**	**2024**
Interest Income		
Interest and Fees on Loans and Leases	$ 667,506	$ 653,615
Income on Investment Securities		
Available-for-Sale	114,027	89,705
Held-to-Maturity	78,387	85,515
Cash and Cash Equivalents	23,408	30,701
Other	4,495	4,215
Total Interest Income	887,823	863,751
Interest Expense		
Deposits	324,235	368,764
Securities Sold Under Agreements to Repurchase	2,227	4,608
Other Debt	23,822	23,799
Total Interest Expense	350,284	397,171
Net Interest Income	537,539	466,580
Provision for Credit Losses	11,500	11,150
Net Interest Income After Provision for Credit Losses	526,039	455,430
Noninterest Income		
Fees, Exchange, and Other Service Charges	56,337	57,236
Trust and Asset Management	49,319	47,485
Service Charges on Deposit Accounts	33,582	32,430
Bank-Owned Life Insurance	14,764	13,568
Annuity and Insurance	5,211	5,436
Mortgage Banking	3,660	4,109
Investment Securities Losses, Net	(23,395)	(7,507)
Other	39,612	19,772
Total Noninterest Income	179,090	172,529
Noninterest Expense		
Salaries and Benefits	248,772	232,564
Net Occupancy	42,019	42,084
Net Equipment	40,501	40,886
Data Processing	21,985	19,540
Professional Fees	16,231	19,319
FDIC Insurance	11,168	17,850
Other	62,471	57,865
Total Noninterest Expense	443,147	430,108
Income Before Provision for Income Taxes	261,982	197,851
Provision for Income Taxes	56,080	47,857
Net Income	$ 205,902	$ 149,994
Preferred Stock Dividends	21,077	12,644
Net Income Available to Common Shareholders	$ 184,825	$ 137,350
Basic Earnings Per Common Share	$ 4.67	$ 3.48
Diluted Earnings Per Common Share	$ 4.63	$ 3.46
Dividends Declared Per Common Share	$ 2.80	$ 2.80
Basic Weighted Average Common Shares	39,618,830	39,450,737
Diluted Weighted Average Common Shares	39,934,431	39,700,388

Certain prior period information has been reclassified to conform to current presentation.

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

26

CONSOLIDATED STATEMENTS OF CONDITION

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

AS OF DECEMBER 31		2025		2024
Assets				
Cash and Cash Equivalents	$	946,520	$	763,571
Investment Securities				
Available-for-Sale		3,510,652		2,689,528
Held-to-Maturity (Fair Value of $3,651,966 and $3,820,882)		4,245,681		4,618,543
Loans Held for Sale		4,369		2,150
Loans and Leases		14,082,050		14,075,980
Allowance for Credit Losses		(146,766)		(148,528)
Net Loans and Leases		13,935,284		13,927,452
Premises and Equipment, Net		199,747		184,480
Operating Lease Right-of-Use Assets		83,424		80,165
Accrued Interest Receivable		69,899		66,367
Mortgage Servicing Rights		17,455		19,199
Goodwill		31,517		31,517
Bank-Owned Life Insurance		499,795		481,184
Other Assets		632,021		736,958
Total Assets	$	24,176,364	$	23,601,114
Liabilities				
Deposits				
Noninterest-Bearing Demand	$	5,755,371	$	5,423,562
Interest-Bearing Demand		3,910,952		3,784,984
Savings		8,741,090		8,364,916
Time		2,781,082		3,059,575
Total Deposits		21,188,495		20,633,037
Securities Sold Under Agreements to Repurchase		50,000		100,000
Other Debt		558,176		558,274
Operating Lease Liabilities		92,402		88,794
Retirement Benefits Payable		20,139		23,760
Accrued Interest Payable		22,370		34,799
Other Liabilities		393,570		494,676
Total Liabilities		22,325,152		21,933,340
Shareholders' Equity				
Preferred Stock (Series A, $.01 par value; authorized 180,000 shares issued and outstanding)		180,000		180,000
Preferred Stock (Series B, $.01 par value; authorized 165,000 shares issued and outstanding)		165,000		165,000
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2025 - 58,780,253 / 39,725,698; and December 31, 2024 - 58,765,907 / 39,762,255)		587		585
Capital Surplus		664,781		647,403
Accumulated Other Comprehensive Loss		(244,438)		(343,389)
Retained Earnings		2,205,707		2,133,838
Treasury Stock, at Cost (Shares: December 31, 2025 - 19,054,555; and December 31, 2024 - 19,003,609)		(1,120,425)		(1,115,663)
Total Shareholders' Equity		1,851,212		1,667,774
Total Liabilities and Shareholders' Equity	$	24,176,364	$	23,601,114

Certain prior period information has been reclassified to conform to current presentation.

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

BANK OF HAWAI'I 2025 ANNUAL REPORT 27

R E L AT I V E S TO C K P R I C E P E R F O R M A N C E BANK OF HAWAI‘I CORPORATION (AS OF DEC. 31, 2025) $120 BOH S&P Regional Banking Index KBW Regional Banking Index S&P 500 $110 $100 $90 $80 $70 $60 12/24 1/25 2/25 3/25 4/25 5/25 6/25 7/25 8/25 9/25 10/25 11/25 12/25 106.86 103.32 116.39 95.97 28 Relative Stock Price Performance

U N B R O K E N H I S TO RY O F D I V I D E N D S BANK OF HAWAI‘I CORPORATION $3.00 $2.50 $2.00 $1.50 $1.00 $0.50 $0.00 COVID-19nancial crisisrecession Note: Historical dividends adjusted for stock splits recession di vi de nd p er s ha re 19 86 19 88 19 90 19 92 19 94 19 96 19 98 20 0 0 20 0 2 20 0 4 20 0 6 20 0 8 20 10 2 0 12 2 0 14 2 0 16 20 18 20 20 2 0 2 2 2 0 2 4 2 0 2 5 B A N K O F H A W A I ‘ I 2 0 2 5 A N N U A L R E P O R T 29 Unbroken History of Dividends

30 Executive and Operating Committees

EXECUTIVE AND OPERATING COMMITTEES

AS OF DEC. 31, 2025

EXECUTIVE COMMITTEE

The Bank of Hawai'i Executive Committee represents the major functions of the bank and is accountable for its overall strategy and performance.

Peter S. Ho
Chairman and
Chief Executive Officer

James C. Polk
President
and Chief Banking Officer

Marco A. Abbruzzese
Vice Chair
and Senior Executive Director
Wealth Management

Matthew K.M. Emerson
Vice Chair
and Chief Retail Banking Officer

Patrick M. McGuirk
Vice Chair
and Chief Administrative Officer,
General Counsel & Corporate
Secretary

Taryn L. Salmon
Vice Chair and Chief Information
and Operations Officer

Bradley S. Satenberg
Vice Chair
and Chief Financial Officer

S. Bradley Shairson
Vice Chair
and Chief Risk Officer

Guy C. Churchill
Senior Executive Vice President
and Chief Credit Officer

Sharlene R. Ginoza-Lee
Senior Executive Vice President
and Chief People Officer

Kristine R. Stebbins
Senior Executive Vice President
and Chief Marketing Officer

First row, vertically: Peter S. Ho, Taryn L. Salmon, Bradley S. Satenberg. Second row: Sharlene R. Ginoza-Lee, Matthew K.M. Emerson, Kristine R. Stebbins. Third row: James C. Polk, Patrick M. McGuirk, Marco A. Abbruzzese, S. Bradley Shairson, Guy C. Churchill.

OPERATING COMMITTEE

The Bank of Hawai'i Operating Committee is comprised of 20 leaders representing corporate staff functions from various business segments who are responsible for the daily operations of the bank.

Eric Chen
Executive Vice President,
Executive Director of Enterprise
Data & Policy Governance

Ryan A. Field
Executive Vice President,
Chief Information Security
Officer & IT Risk Manager

Natalie P. Fogle
Executive Vice President,
Executive Director Real Estate
& Facilities

Jill F.S. Higa
Senior Executive Vice
President, Senior Executive
Director Branch Banking
& Contact Center

Torrie M. Inouye
Executive Vice President,
Chief Data Officer

Joy Ishiara
Executive Vice President,
Executive Director Brand
& Integrated Marketing

Vance H. Jones
Executive Vice President,
IT & Operations Business
Risk Executive

Roger J. Khlopin
Executive Vice President,
Chief Investment Officer
& Director Investment
Management Services

Jennifer M. Lam
Senior Executive Vice President,
Chief Compliance & Fiduciary
Officer

Ryson I. Matsumura
Executive Vice President,
Executive Director Operations,
Collections & Recovery

Kimarie P. Matthews
Executive Vice President,
Executive Director
AI Development Center

James K.M. Moniz
Executive Vice President,
Executive Director Mortgage
Banking

Lacey M. Nakaguma
Executive Vice President,
Executive Director SOX Program

Shauna M. Pantohan
Senior Vice President,
Director Culture & Employee
Experience

Michelle T. Sato
Executive Vice President,
Executive Director Deposit
Strategy

Dana S. Takushi
Senior Executive Vice President,
Senior Executive Director of
The Private Bank

Melissa A. Torres-Laing
Senior Vice President,
Director Corporate
Communications

Aretina C. Trepczyk
Executive Vice President,
Executive Director Enterprise
& Operational Risk

Luke W.T. Yeh
Senior Executive Vice President,
Senior Executive Director
Consumer Lending

Dirk K. Yoshizawa
Senior Executive Vice President,
Commercial Banking Group
Manager

BANK OF HAWAI'I 2025 ANNUAL REPORT 31

2025 Bank of Hawai‘i Board of Directors BANK OF HAWAI‘I CORPORATION / BANK OF HAWAI‘I AS OF DEC. 31, 2025 Peter S. Ho Chairman and Chief Executive Officer, Bank of Hawai‘i Corporation and Bank of Hawai‘i Raymond P. Vara Lead Independent Director President and Chief Executive Officer, Hawai‘i Pacific Health John C. Erickson Former Vice Chairman, Union Bank Joshua D. Feldman President and Chief Executive Officer, Tori Richard, Ltd. Michelle E. Hulst Strategic Advisor, GumGum Kent T. Lucien Retired Vice Chair and Chief Strategy Officer, Bank of Hawai‘i Corporation and Bank of Hawai‘i Elliot K. Mills Chief Executive Officer, Hawaii Hospitality Group Alicia E. Moy President and Chief Executive Officer, Hawai‘i Gas Victor K. Nichols Chairman, Make-A-Wish International Dana M. Tokioka Vice President, Atlas Insurance Agency, a Marsh & McLennan Agency LLC Company Suzanne P. Vares-Lum Director, Daniel K. Inouye Asia Pacific Center for Security Studies Robert W. Wo Owner and Director, C.S. Wo & Sons, Ltd. Board of Directors (seated from left): Raymond P. Vara, Michelle E. Hulst, Peter S. Ho, Alicia E. Moy and Kent T. Lucien. Standing from left: John C. Erickson, Elliot K. Mills, Suzanne P. Vares-Lum, Dana M. Tokioka, Victor K. Nichols, Robert W. Wo and Joshua D. Feldman. 32 Board of Directors

Shareholder Information FORWARD-LOOKING STATEMENTS This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include statements concerning, among other things, the anticipated economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods, our future results of operations and financial position, our business strategy and plans and our objectives and future operations. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” and similar expressions are intended to identify forward- looking statements but are not the exclusive means of identifying such statements. We also may make forward-looking statements in our other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). In addition, our senior management may provide forward-looking statements orally to analysts, investors, representatives of the media and others. Given these risks and uncertainties, you should not place undue reliance on any forward-looking statement as a prediction of our actual results. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate, and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: (1) Our business is sensitive to regional business and economic conditions, in particular those of Hawai‘i, Guam and other Pacific Islands; (2) Our loan portfolio is largely secured by real estate, and a downturn in the real estate market may adversely affect our results of operations; (3) Significant changes to the size, structure, powers and operations of the federal government, the effects of any prolonged shutdown of the federal government, changes to U.S. economic policies, and uncertainties regarding the potential for these changes may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial condition; (4) A sustained period of high inflation could pose a risk to local economies and the financial performance of the Bank; (5) Climate change and the governmental responses to it could have a material adverse impact on the Bank and its customers; (6) Disruptions, instability and failures in the banking industry may negatively impact us; (7) Any reduction in defense spending by the federal government in the state of Hawai‘i could adversely impact the economy in Hawai‘i and the Pacific Islands; (8) Changes in interest rates could adversely impact our results of operations and capital; (9) Our allowance for credit losses may prove to be insufficient to absorb losses or appropriately reflect, at any given time, the inherent risk of loss in our loan portfolio; (10) Consumer protection initiatives and court decisions related to the foreclosure process affect our remedies as a creditor; (11) Changes in the capital markets could materially affect the level of assets under management and the demand for our other fee-based services; (12) The Parent’s liquidity is dependent on dividends from the Bank; (13) There can be no assurance that the Parent will continue to declare cash dividends; (14) Fiscal and monetary policy changes may significantly impact our profitability and liquidity; (15) Legislation and regulatory initiatives affecting the financial services industry, including new interpretations, restrictions and requirements, could detrimentally affect the Company’s business; (16) Changes in income tax laws and interpretations, or in accounting standards, could materially affect our financial condition or results of operations; (17) A failure in or breach of our operational systems, information systems, or infrastructure, or those of our third-party vendors and other service providers, may result in financial losses, loss of customers, or damage to our reputation; (18) An interruption or breach in security of our information systems or those related to merchants and third-party vendors, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses; (19) Our mortgage banking income may experience significant volatility; (20) Our mortgage loan servicing business may be impacted if we do not meet our obligations, or if servicing standards change; (21) Risks related to representation and warranty provisions may impact our mortgage loan servicing business; (22) Risks relating to residential mortgage loan servicing activities may adversely affect our results; (23) The requirement to record certain assets and liabilities at fair value may adversely affect our financial results (24) Natural disasters and adverse weather in Hawai‘i and the Pacific Islands may negatively affect real estate property values and our operations (25) Competition may adversely affect our business; (26) Our future performance will depend on our ability to respond timely to technological change; (27) The development and use of AI present risks and challenges that may adversely impact our business; (28) Negative public opinion could damage our reputation and adversely impact our earnings and liquidity (29) We are subject to certain litigation, and our expenses related to this litigation may adversely affect our results; (30) Our performance depends on attracting and retaining key employees and skilled personnel to operate our business effectively; (31) The soundness of other financial institutions may adversely impact our financial condition or results of operations; and (32) We have experienced increases in FDIC insurance assessments. The risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations and projections include but are not limited to those described in Item 1A. “Risk Factors,” Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this Annual Report on Form 10-K and in subsequent SEC filings. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by the federal securities laws. Corporate Headquarters Bank of Hawai‘i Corporation 130 Merchant Street Honolulu, Hawaii 96813 Annual Meeting The annual meeting of shareholders will be held on Friday, April 24, 2026, at 8:30 a.m. Hawai‘i Standard Time. Information to access the virtual meeting is available in the company’s 2026 Proxy Statement. Transfer Agent and Registrar Computershare 150 Royall Street, Suite 101, Canton, MA 02021 Common Stock Listing NYSE: BOH The common stock of Bank of Hawai‘i Corporation is traded on the New York Stock Exchange under the ticker symbol BOH and is quoted daily in leading financial publications as “Bank of Hawaii.” Dividend Reinvestment & Stock Purchase Plan (DRP) Bank of Hawai‘i Corporation’s DRP allows existing shareholders to purchase common shares of the company’s stock by either reinvesting their stock dividends or by optional cash payments. Individuals must possess at least one share of the company’s stock to participate in the DRP. Shares are purchased on the 10th day of each month based on the average of five trading days ending on the investment date. Minimum payment for purchase of shares is $25 and the maximum is $5,000 per calendar quarter. There are no fees for purchasing shares or for the safekeeping of stock certificates. Fees are assessed on the sale of shares in the DRP. Detailed information about Bank of Hawai‘i Corporation’s DRP can be found online at www.boh.com or by calling Computershare at 1-888-660-5443 or +1 (312) 360-5184 for international calls. Inquiries Shareholders with questions about stock transfer services, share holdings or dividend reinvestment may contact Computershare at 1-888-660-5443 between 7:00 a.m. and 5:00 p.m. Central Standard Time. Investors and Analysts Seeking Financial Information Chang Park Manager, Investor Relations Phone: 1-808-694-8238 For General Inquiries Phone: 1-888-643-3888 www.boh.com Bank of Hawai‘i Corporation is an independent regional financial services company serving businesses, consumers and governments in Hawai‘i and the West Pacific. The Company’s principal subsidiary, Bank of Hawai‘i, was founded in 1897. For more information about Bank of Hawai‘i Corporation, see the Company’s website, www.boh.com. Shareholder Information

View the Bank of Hawai‘i 2025 digital Summary Annual Report, featuring videos of our Chairman, clients, community and employees at www.boh.com/annual-report. BANK OF HAWAI ‘ I CORPORATION P.O. BOX 2900 HONOLULU, HAWAII 96846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2025**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to**

Commission File Number: 1-6887

BANK OF HAWAII CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**99-0148992**
(State of incorporation)	(I.R.S. Employer Identification No.)

130 Merchant Street	**Honolulu**	**Hawaii**	**96813**
(Address of principal executive offices)	(City)	(State)	(Zip Code)

1-888-643-3888

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**BOH**	**New York Stock Exchange**
Depository Shares, Each Representing 1/40th Interest in a Share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	**BOH.PRA**	**New York Stock Exchange**
Depository Shares, Each Representing 1/40th Interest in a Share of 8.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B	**BOH.PRB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2025, determined using the per share closing price on that date on the New York Stock Exchange of $67.53, was approximately $2,641,853,015. There was no non-voting common equity of the registrant outstanding on that date.

As of February 13, 2026, there were 39,657,257 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

Bank of Hawaii Corporation 2025 Form 10-K Annual Report Table of Contents Item Number Page Part I Item 1. Business 2 Item 1A. Risk Factors 9 Item 1B. Unresolved Staff Comments 20 Item 1C. Cybersecurity 20 Item 2. Properties 22 Item 3. Legal Proceedings 22 Item 4. Mine Safety Disclosures 22 Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 23 Item 6. [Reserved] 24 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 24 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 57 Item 8. Financial Statements and Supplementary Data 58 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 126 Item 9A. Controls and Procedures 126 Item 9B. Other Information 128 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 128 Part III Item 10. Directors, Executive Officers and Corporate Governance 128 Item 11. Executive Compensation 128 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 128 Item 13. Certain Relationships and Related Transactions, and Director Independence 128 Item 14. Principal Accounting Fees and Services 129 Part IV Item 15. Exhibits, Financial Statement Schedules 129 Item 16. Form 10-K Summary 131 Signatures 132 1

Part I Item 1. Business General Bank of Hawaii Corporation (“Bank of Hawai‘i Corporation” or the “Parent”) is a Delaware corporation and a bank holding company (“BHC”) headquartered in Honolulu, Hawai‘i. The Parent’s principal operating wholly-owned subsidiary, Bank of Hawai‘i (“Bank of Hawaiʻi” or the “Bank”), was organized on December 17, 1897, and is chartered by the State of Hawai‘i. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) and the Bank is a member of the Federal Reserve System. The Bank, directly and through its subsidiaries, provides a broad range of financial products and services primarily to customers in Hawaiʻi, Guam, and other Pacific Islands. References to “we,” “our,” “us,” or “the Company” refer to the Parent and its subsidiaries and are consolidated for financial reporting purposes. We are organized into three business segments for management reporting purposes: Consumer Banking, Commercial Banking, and Treasury and Other. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) and Note 12 in Item 8. “Notes to Consolidated Financial Statements” for more information. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports can be found free of charge on our website at www.boh.com as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Corporate Governance Guidelines; charters of the Audit Committee, the Human Resources and Compensation Committee, and the Nominating and Corporate Governance Committee; and our Code of Business Conduct and Ethics are available on our website at www.boh.com. Printed copies of this information may be obtained, without charge, by written request to the Corporate Secretary at 130 Merchant Street, Honolulu, Hawaiʻi, 96813. We use our website at https://ir.boh.com as a routine channel of distribution of Company information, including press releases, presentations, financial and other supplemental information, as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the investor relations portion of our website in addition to following our social media channels, press releases, SEC filings, and public conference calls and webcasts. None of the information provided on our website, in our press releases, public conference calls and webcasts, or through social media channels is incorporated into, or deemed to be a part of, this Annual Report on Form 10-K or in any other report or document we file with the SEC. Competition The Company operates in a highly competitive environment subject to intense competition from traditional financial service providers including banks, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services including financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and BHCs, allowing them to receive favorable tax treatment. As a result, some of our competitors may have lower cost structures. Also, some of our competitors, through delivery channels such as the Internet, may be based outside of the markets that we serve. By emphasizing our extensive branch network, exceptional service levels, and knowledge of local trends and conditions, the Company believes it has developed a competitive advantage in its market. Supervision and Regulation Our operations are subject to extensive regulation by federal and state governmental authorities. The regulations are primarily intended to protect depositors, customers, and the integrity of the U.S. banking system and capital markets. The following information describes some of the more significant laws and regulations applicable to us. The descriptions below are qualified in their entirety by reference to the applicable laws and regulations. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and with the various bank regulatory agencies. Changes in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on our business, operations, and earnings. 2

The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management process. The Parent The Parent is registered as a BHC under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and is subject to the supervision of and to examination by the Federal Reserve Bank (“FRB”). The Parent is also registered as a financial institution holding company under the Hawaiʻi Code of Financial Institutions (the “Code”) and is subject to the registration, reporting, and examination requirements of the Code. The BHC Act prohibits, with certain exceptions, a BHC from acquiring direct or indirect beneficial ownership or control of either a company that is not a bank, or more than 5% of the voting shares of any bank, without the FRB’s prior approval. A BHC is generally prohibited from engaging in any activity other than banking, managing or controlling banks or other subsidiaries authorized under the BHC Act, or an activity that the FRB has determined to be so closely related to those activities as to be a proper incident to one of them. Under FRB policy, a BHC is expected to serve as a source of financial and management strength to its subsidiary bank(s). A BHC is also expected to commit resources to support its subsidiary bank(s) in circumstances where it might not do so absent such a policy. Under this policy, a BHC is expected to maintain reliable funding and contingency plans to stand ready to provide adequate capital funds to its subsidiary bank(s) during periods of financial adversity and to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary bank(s). Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”), banks and BHCs from any state are permitted to acquire banks located in any other state, subject to certain conditions, including certain nationwide and state-imposed deposit concentration limits. Banks also have the ability, subject to certain restrictions, to acquire branches outside their home states by acquisition or merger under the Riegle-Neal Act. The establishment of new interstate branches is also possible in those states with laws that expressly permit de novo branching. Because the Code permits de novo branching by out-of-state banks, those banks may establish new branches in Hawaiʻi. Bank of Hawaiʻi The Bank is subject to extensive federal, state, territorial and foreign regulations that significantly affect its business and activities. The Bank is subject to supervision of the FRB and examination by the Federal Reserve Bank of San Francisco, the Consumer Financial Protection Bureau (the “CFPB”), and the State of Hawaiʻi Department of Commerce and Consumer Affairs’ (“DCCA”) Division of Financial Institutions. These regulatory bodies have broad authority to implement standards and to initiate proceedings designed to prohibit depository institutions from engaging in activities that may represent “unsafe” or “unsound” banking practices or constitute violations of applicable laws, rules, regulations, administrative orders, or written agreements with regulators. The standards relate to, among other compliance matters, operations and management, asset quality, interest rate exposure, capital, executive compensation, and consumer protection. The regulatory bodies are authorized to take informal (non-public) or formal (public) supervisory actions against regulated entities, including BHCs and banks, that fail to meet such standards, including, without limitation, the issuance of written agreements, cease-and-desist orders, and consent orders, which may, among other things, result in restrictions on a bank’s ability to pay dividends, requirements to increase capital, restrictions on activities, the imposition of civil monetary penalties, and revocation of a bank’s charter for the most severe infractions, or putting such a bank into receivership if it is not financially viable. Pacific Century Life Insurance Corporation is a subsidiary of the Bank and is incorporated in Arizona and is primarily regulated by the State of Arizona Department of Insurance. The Dodd Frank Act The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and its regulations, among other things, mandated capital and liquidity requirements, established standards for mortgage lenders, regulated executive and incentive-based compensation, imposed various consumer protections and numerous other provisions. Provisions also limit or place significant burdens and costs on activities traditionally conducted by banking organizations, 3 such as arranging and participating in swap and derivative transactions, proprietary trading and investing in private equity and other funds. Several provisions of the Dodd-Frank Act were significantly changed by enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018, notably by eliminating the requirement for institutions like the Company to perform and publicly disclose periodic stress tests. The Company continues to monitor and implement rules, regulations, and interpretations of the Dodd-Frank Act as they are adopted and modified, and to evaluate their application to our current and future operations. Capital Requirements In 2013, the FRB, the Office of the Comptroller of the Currency (the “OCC”) and the FDIC adopted capital rules (the “Rules”) designed to help ensure that banks maintain strong capital positions by increasing both the quantity and quality of capital held by U.S. banking organizations. The Rules reflect, in part, certain standards initially adopted by the Basel Committee on Banking Supervision in December 2010 (which are commonly called “Basel III” standards) as well as requirements by the Dodd-Frank Act. The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) identifies five capital categories for insured depository institutions: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The federal banking agencies are authorized by FDICIA to impose progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category in which an institution is classified. These “prompt corrective actions” can include: requiring an insured depository institution to adopt a capital restoration plan guaranteed by the institution’s parent company; placing limits on asset growth and restrictions on activities, including restrictions on transactions with affiliates; restricting the interest rates the institution may pay on deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distribution without prior regulatory approval; and ultimately appointing a receiver for the institution. A “well capitalized” institution must have a Common Equity Tier 1 Capital Ratio of at least 6.5%, a Tier 1 Capital Ratio of at least 8%, a Total Capital Ratio of at least 10%, a Tier 1 Leverage Ratio of at least 5%, and not be subject to a capital directive order. As of December 31, 2025, the Bank was classified as “well capitalized.” The classification of a depository institution under one of the categories set out above is primarily for the purpose of applying the prompt corrective actions, and is not intended to be, nor should it be interpreted as, a representation of the overall financial condition or the prospects of that financial institution. See Note 10 in Item 8. “Notes to Consolidated Financial Statements” for more information. Dividend Restrictions The Parent is a legal entity separate and distinct from the Bank. The Parent’s principal source of funds to pay dividends on its common stock and preferred stock and to service its liabilities is dividends from the Bank. Various federal and state laws and regulations limit the amount of dividends the Bank may pay to the Parent without regulatory approval. The FRB is authorized to determine the circumstances when the payment of dividends would be an unsafe or unsound practice and to prohibit such payments. The right of the Parent, its shareholders, and creditors to participate in any distribution of the assets or earnings of its subsidiaries is also subject to the prior claims of creditors of those subsidiaries. For information regarding the limitations on the Bank’s ability to pay dividends to the Parent, see Note 10 in Item 8. “Notes to Consolidated Financial Statements.” Transactions with Affiliates and Insiders Transactions between the Bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of the Bank is any company or entity which controls, is controlled by or is under common control with the Bank which is not a subsidiary of the Bank. Under federal law, the Bank is subject to restrictions that limit the transfer of funds or other items of value to the Parent, and any other non-bank affiliates in “covered transactions.” In general, covered transactions include making loans to an affiliate, the purchase of or investment in the securities issued by an affiliate, the purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral security for a loan or extensions of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, or certain transactions with an affiliate that involve the borrowing or lending of securities and certain derivative transactions with an affiliate. 4

Unless an exemption applies, covered transactions by the Bank with a single affiliate are limited to 10% of the Bank’s capital and surplus, and with respect to all covered transactions with affiliates in the aggregate, they are limited to 20% of the Bank’s capital and surplus. Section 23B of the Federal Reserve Act and Federal Reserve Regulation W also require that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other non-affiliated persons. The Federal Reserve Act and Federal Reserve Regulation O place restrictions and certain reporting requirements on any extension of credit made by a member bank to (a) an executive officer, director, or principal shareholder of the bank, or any company of which the bank is a subsidiary, and of any other subsidiary of that company, and (b) a company controlled by such a person, or to a political or campaign committee that benefits or is controlled by such a person (collectively referred to as “insiders”). These restrictions include limits on loans to one borrower and conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Certain restrictions also apply to extensions of credit made to an executive officer, directors, or principal shareholder of a bank (or to a related interest of such person) by a correspondent bank. The Volcker Rule In 2013, the FRB, the OCC, the FDIC, the SEC, and the Commodities Futures Trading Commission issued final rules to implement certain provisions of the Dodd-Frank Act commonly known as the “Volcker Rule.” The Volcker Rule, as amended on August 20, 2019, generally prohibits U.S. banks from engaging in proprietary trading and restricts those banking entities from sponsoring, investing in, or having certain relationships with hedge funds and private equity funds. The prohibitions under the Volcker Rule are subject to a number of statutory exemptions, restrictions, and definitions. The Volcker Rule has not had a material impact on the Company’s financial condition and results of operation. FDIC Insurance The FDIC provides insurance coverage for certain deposits held by the Bank through the Deposit Insurance Fund, which the FDIC maintains by assessing depository institutions an insurance premium. The Bank is assessed deposit insurance premiums by the FDIC using a risk-based assessment rate and adjusted average total assets. The Bank’s FDIC insurance assessment was $11.2 million in 2025, $17.9 million in 2024 and $28.3 million in 2023. The FDIC insurance expense for the years 2024 and 2023 was primarily related to a special assessment, discussed below. In November 2023, the FDIC implemented a special assessment to recover the loss to the Deposit Insurance Fund following the closures of Silicon Valley Bank, Signature Bank and First Republic Bank. The assessment was based on reported uninsured deposits as of December 31, 2022. The FDIC could cease collection early or extend the special assessment period as they deem necessary depending on whether the amount the FDIC collects from the special assessment is higher or lower than the actual or estimated FDIC losses. The initial FDIC special assessment of $14.7 million was accrued during the year ended December 31, 2023. Subsequent adjustments increased the special assessment by $1.9 million to $16.6 million. These adjustments were accrued during the year ended December 31, 2024. In 2025, the Bank’s portion of the special assessment was reduced, which decreased the Company’s FDIC insurance expense by $4.8 million. The reduction in the special assessment was due to a decrease in the FDIC’s estimation of losses, as well as a downward adjustment made to the initially reported uninsured deposits balance as of December 31, 2022. The special assessment is being paid in eight quarterly installments, which began in June 2024. A depository institution’s deposit insurance may be terminated by the FDIC upon a finding that the institution’s financial condition is unsafe or unsound, or that the institution has engaged in unsafe or unsound practices, or has violated any applicable rule, regulation, or order or condition enacted or imposed by a regulatory agency. Termination of the Bank’s deposit insurance would end its ability to function as a commercial bank in Hawaiʻi. Depositor Preference In the event of the “liquidation or other resolution” of an insured depository institution, claims of insured and uninsured depositors for deposits payable in the United States (including the claims of the FDIC as subrogee of insured depositors), plus certain claims for administrative expenses of the FDIC as a receiver will have priority in payment ahead of unsecured creditors including, in the case of the Bank, the Parent. 5

Other Safety and Soundness Regulations The federal banking agencies also have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines before capital becomes impaired. Community Reinvestment and Consumer Protection Laws • Community Reinvestment. The Community Reinvestment Act of 1977 (“CRA”) requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the bank, including low- and moderate-income neighborhoods. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” The regulatory assessment of the bank’s record is made available to the public. Further, these assessments are considered by regulators when evaluating mergers, acquisitions and applications to open, close, or relocate a branch or facility. The Bank’s current CRA rating is “outstanding.” • Consumer Protection Laws. In addition to the CRA, the Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population in connection with its lending activities. These include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act and the Real Estate Settlement Procedures Act. Federal banking regulators, pursuant to the Gramm-Leach-Bliley Act, have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties. The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated third parties. The Fair and Accurate Credit Transaction Act (“FACT Act”) requires financial institutions to develop and implement an identity theft prevention program to detect, prevent and mitigate identity theft “red flags” to reduce the risk that customer information will be misused to conduct fraudulent financial transactions. A number of other federal and state consumer protection laws extensively govern the Bank’s relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, Telephone Consumer Protection Act, the Service Members Civil Relief Act and these laws’ respective state-law counterparts, as well as state and territorial usury laws and laws regarding unfair and deceptive acts and practices. These and other laws subject the Bank to substantial regulatory oversight and, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, and restrict the Bank’s ability to raise interest rates. The CFPB was created under the Dodd-Frank Act as an agency responsible for promulgating and enforcing regulations designed to protect consumers including adding prohibitions on unfair, deceptive and abusive acts and practices. Historically, the CFPB has exercised broad rule making authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit “unfair, deceptive or abusive” acts and practices. Additionally, under the Dodd-Frank Act, the CFPB has near-exclusive supervision authority, including examination authority, to assess compliance with federal consumer financial laws for a bank and its affiliates if the bank has total assets of more than $10 billion, which includes the Bank. With changes in priority of the new administration, the role of the CFPB is changing. The CFPB has adopted a deregulatory approach, with the CFPB recently announcing that it plans to roll back certain rulemakings adopted over the last several years and will limit its supervision and examination activity. The U.S. Congress is also pursuing Congressional Review Act resolutions or otherwise taking steps to overturn certain recent CFPB rulemaking. Nonetheless, the CFPB’s consumer protection laws and rules will continue to govern the Bank’s relationship with its customers unless and until they are changed. The timing and impact of any changes to the regulatory, enforcement, and supervisory priorities of the CFPB is not known at this time. Changes in applicable law or regulation, and in their application by regulators, may have a material effect on the business of the Company and the Bank. Violations of applicable consumer protection laws and regulations can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys’ fees. Federal bank regulators, state attorneys 6 general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain required bank regulatory approvals for transactions the Bank may wish to pursue or prohibit us from engaging in such transactions even if approval is not required. Bank Secrecy Act / Anti-Money Laundering Laws The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. The USA PATRIOT Act created new laws, regulations, and penalties, imposed significant new compliance and due diligence obligations, and expanded the application of those laws outside the U.S. Additionally, like all U.S. companies and individuals, the Company is prohibited from transacting business with certain individuals and entities named on the Office of Foreign Asset Control’s list of Specially Designated Nationals and Blocked Persons. The Bank has been required to implement policies, procedures, and controls to detect, prevent, and report potential money laundering and terrorist financing and to verify the identity of its customers. The Company maintains procedures and systems to identify its customers, and to monitor and block transactions related to prohibited persons and entities. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, the federal financial institution regulatory agencies consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and BHC acquisitions. These agencies are focusing their examinations on anti-money laundering compliance, and we will continue to monitor and augment, where necessary, the Company’s anti-money laundering compliance programs. In January 2021, the Anti-Money Laundering Act of 2020 (“AMLA”), which amends the Bank Secrecy Act, was enacted. Among other things, the AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the U.S. Department of the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy requires the development of standards by the U.S. Department of the Treasury for testing technology and internal processes for Bank Secrecy Act compliance; expands enforcement and investigation- related authority, including a significant expansion in the available sanctions for certain Bank Secrecy Act violations; and expands Bank Secrecy Act whistleblower incentives and protections. Many of the statutory provisions in the AMLA will require additional rulemaking, reports and other measures, and the impact of the AMLA will depend on, among other measures, the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance. Human Capital Management As of December 31, 2025, we employed 1,877 full-time equivalent employees, of which 1,729 are located in the State of Hawaiʻi, with the remainder located in Guam, other Pacific Islands, and other U.S. states. None of our employees are subject to a collective bargaining agreement. People are our heart and soul, and we value the contributions of all of our teammates. We are committed to building an engaged and connected employee community. We introduced a role dedicated to Culture and Employee Experience. A driving focus is creating a human-centric, inclusive and innovative environment that nurtures a strong sense of belonging, fuels continuous learning and develops effective leaders, who drive exceptional employee experiences and continued organizational success. Key areas of focus for us include: We believe in a work environment where teammates feel they belong and be their authentic selves leading them to thrive, contribute and succeed. As of December 31, 2025, approximately 89% of our workforce identifies as minorities (non- Caucasian) and approximately 61% of our employees are female: 35% of senior leaders and 61% of managers are women. We conduct regular external pay equity studies to evaluate compensation practices and confirm that gender pay gaps do not exist. Our commitment is to create a workplace where every individual feels valued, known, empowered and inspired. Leadership and Employee Development: We are committed to the success of our teammates and have focused on their growth and development both personally and professionally. We nurture a collaborative, digitally connected workplace aligned to the changing needs of the work environment. Future focused skills and professional development is provided to employees at all levels, with additional development sessions specifically targeted to managers and leaders. Making Leadership Excellence a Priority is a key component of the Employee Experience, and we need our leaders to deliver exceptional employee experiences and develop the workforce of tomorrow. Key initiatives include the continued support of executive coaching to elevate leadership capabilities, our senior leader development series called the Leadership Excellence Forum, a hybrid Pathways to Professional Excellence cohort with 38 employees from Oahu, the neighbor 7 islands and the West Pacific assisting our employees in reaching their educational goals by obtaining their first bachelor’s degree through our College Assistance Program and our Tuition Assistance Program for employees to take job-related courses at any accredited college. Additionally, with our continued focus on creating digitally fluent employees, in 2025 we rolled out three training modules for employees to complete in order to gain access to our artificial intelligence (“AI”) tool Microsoft Co-Pilot. To help maintain Hawaiʻi’s special culture of ‘ohana and working together toward common goals, continued attention was paid to engaging teammates in a hybrid environment. Based on employee feedback from surveys, online and in-person sessions were continued in 2025 to connect with employees and encourage collaboration. “Recruit Connect” continued in 2025 to help teammates identify job opportunities within the Company and find out more about them. In some cases, sessions led to referred candidates joining the Bank, and to current employees finding a new career path. Our Managers and Teams utilize Rising Team, a team development tool to build stronger team dynamics. “Rising Team” continued to be a priority in 2025. This new and modern technology platform provides a way for us to strengthen our connection with our teammates. “Rising Team” enables managers to confidently facilitate kits with their team and offers everyone the opportunity to share thoughts and feedback in real time on a variety of leadership themed topics, such as Psychological Safety, Appreciation, Prioritization, Natural Talents as well as Mini-kit topics on Daily Energizers, Challenges and the Ideal Workspace. We also have customized to Bank of Hawaiʻi kits on our Leadership Principles, Employee Experience Principles and Operational Excellence. Employee Benefits: We believe in enabling a healthy workforce and providing a benefits program that is designed to attract, retain, and engage employees. In addition to competitive insurance, healthcare, and retirement offerings, examples of more innovative and workforce-specific benefits offerings include mortgage discount program, student loan assistance program, well-being sessions, and personal finance education. We continue to incorporate mental health, financial wellness, social health, community, and a positive employee experience in our well-being strategies, in addition to physical health. In 2025, we expanded resources to support employees and actively sought new ways to foster an environment where employees feel empowered to bring their whole selves to work. Health and Safety: The health and safety of our employees is a priority. We continue our commitment to workplace safety and workforce health to maintain business and operational continuity without diminishing our focus on both employee and customer safety. Information about our Executive Officers The following lists the names, ages, and positions held during the past five years of the executive officers of Bank of Hawaii Corporation as of December 31, 2025. Peter S. Ho will retire from the Company and the Bank effective March 31, 2026. The Board of Directors appointed James C. Polk to the position of President and Chief Executive Officer of the Company, effective April 1, 2026. Additionally, Lead Independent Director Raymond P. Vara, will become Non-Executive Chairman of the Board, effective April 1, 2026. Peter S. Ho, 60 Chairman and Chief Executive Officer - July 2010-present. President - April 2008-July 2024. James C. Polk, 59 President and Chief Banking Officer - July 2024-present; Vice Chair and Chief Banking Officer - January 2022-July 2024; Vice Chair and Chief Commercial Officer - January 2020-December 2021; Vice Chair - 2016-present. Bradley S. Satenberg, 54 Vice Chair and Chief Financial Officer - July 2025-present; Deputy Chief Financial Officer - July 2024-June 2025. From March 2018 to June 2024, Senior Vice President and Chief Financial Officer at Luther Burbank Savings, a California chartered bank and subsidiary of Luther Burbank Corporation (NASDAQ: LBC). At the time of its acquisition, Luther Burbank Savings had approximately $8 billion in total assets and Mr. Satenberg oversaw all finance and accounting functions for the bank, as well as investor relations for its public company parent. Marco A. Abbruzzese, 60 Vice Chair and Senior Executive Director of Wealth Management - January 2022-present. Prior experience includes several senior executive leadership roles in wealth management at Wells Fargo, Citigroup, and Chase Manhattan. At Wells Fargo, 8

Mr. Abbruzzese served as Regional Managing Director overseeing its Washington, Oregon, and Alaska wealth management markets - June 2009-December 2021. Matthew K.M. Emerson, 48 Vice Chair and Chief Retail Banking Officer - July 2024-present; Vice Chair and Chief Strategy Officer - November 2023- July 2024; Vice Chair - November 2022-present. Earlier roles include senior leadership in eCommerce/digital and consumer products at Bank of Hawai‘i. Patrick M. McGuirk, 56 Vice Chair and Chief Administrative Officer - September 2023-present; Senior Executive Vice President and Chief General Counsel - November 2020-September 2023. From December 2014 to October 2020, Executive Vice President and General Counsel at Flagstar Bank (NYSE: FLG). Mr. McGuirk has over 25 years of financial services legal experience. Taryn L. Salmon, 55 Vice Chair and Chief Information and Operations Officer - April 2024-present; Senior Executive Vice President and Chief Information Officer - December 2020-April 2024. S. Bradley Shairson, 56 Vice Chair and Chief Risk Officer - March 2024-present; Vice Chair and Deputy Chief Risk Officer - May 2023- March 2024. From March 2017 to April 2023, Chief Operating Officer and Chief Risk Officer of Regions Bank Capital Markets for Regions Bank (NYSE: RF). Mr. Shairson was also previously the Chief Operating Officer and Chief Risk Officer of Investment Banking at Mitsubishi UFJ Union Bank. Item 1A. Risk Factors There are a number of risks and uncertainties, including those material risk factors described below, that could negatively affect our business, financial condition, results of operations, liquidity and the trading price of our common stock. To the extent that any of the information in this Form 10-K constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements.” Risks Related to Macroeconomic and Political Conditions Our business is sensitive to regional business and economic conditions, in particular those of Hawaiʻi, Guam and other Pacific Islands. Our business and operations are primarily concentrated in Hawaiʻi and the Pacific Islands. The local economic conditions in these market areas have a significant impact on the Company’s ability to originate loans, the ability of the borrowers to repay these loans, and the value of the collateral securing these loans. A significant decline in the general business and economic conditions caused by declines in one or more key industries, inflation, recession, unemployment, U.S. tariffs on imported goods or retaliatory tariffs on U.S. goods, or other factors beyond the Company’s control can affect, and has in the past affected, these local economic conditions. These local economies rely heavily on tourism, the U.S. military, real estate, construction, government, and other service- based industries. Lower visitor arrivals or spending, unemployment rates, occupancy rates, real or threatened acts of war or terrorism, public unrest, increases in energy costs, inflation, tariffs, the availability of affordable air transportation, climate change, natural disasters and adverse weather, public health issues, and federal, State of Hawaiʻi and local government budget issues may impact consumer and corporate spending. The level of domestic and international visitor arrivals and spending, housing prices, real estate values, and unemployment rates are some of the metrics that we regularly monitor. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events. Deterioration of business and economic conditions, particularly in Hawaiʻi and the West Pacific, has in the past adversely affected, and in the future could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenues, higher expenses, and lower earnings. 9

Our loan portfolio is largely secured by real estate, and a downturn in the real estate market may adversely affect our results of operations. Our loan portfolio is largely secured by real estate, with a particular concentration of real estate located in Hawaiʻi and the West Pacific. As of December 31, 2025, our residential mortgage loans represented $4.8 billion, or 33.9%, of our total loan and lease portfolio and our commercial mortgage loans represented approximately $4.2 billion, or 29.9%, of our total loan and lease portfolio. Payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them. Payments on loans secured by residential real estate often depends on the employment of the homeowner. Repayment of loans may be affected by factors such as adverse conditions in the real estate market, changes in business and economic conditions, changes in government regulation, or the impact of trends toward hybrid work. Decreases in tenant occupancy, rental rates and home sales in Hawaiʻi and the West Pacific can have, and in the past have had, a negative effect on the ability of borrowers to make timely repayments of their loans and the value of the collateral, held as security for these loans, thereby increasing the credit risk associated with the loan portfolio. Declines in real estate value and sales volumes and higher unemployment in Hawaiʻi and the West Pacific may also result in higher than expected loan delinquencies and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition. Significant changes to the size, structure, powers and operations of the federal government, changes to U.S. economic policies, the effects of any prolonged shutdown of the federal government, and uncertainties regarding the potential for these changes may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial condition. The current U.S. administration has implemented significant changes in federal priorities and has taken steps to change the operations, structure, and policy focus of various federal agencies, as well as regulatory priorities, policy approaches and interpretations of existing laws by those federal agencies. For example, recent executive actions and proposed legislation have changed agency mandates, modified or reduced federal program funding, altered regulatory frameworks, or adjusted the size and composition of the federal workforce. Moreover, leadership transitions at key federal agencies have impacted or may impact rulemaking, supervision, enforcement, and examination priorities across the financial regulatory landscape. These developments in the federal government may have varying effects on the banking and financial services industry that are difficult to predict, which makes it difficult for us to anticipate and mitigate attendant risks. Compliance with changing federal and regulatory priorities could, among other things, increase the costs of operating our business, reduce the demand for our products and services, impact our ability to achieve our business goals, and increase our legal, operational and reputational risks, any or all of which could materially adversely affect our results of operations. The current U.S. administration has also implemented rapid shifts in macroeconomic policies, such as those relating to trade restrictions and tariffs, which have created significant uncertainties regarding U.S. economic growth, the potential for recession, and concerns over an increase in inflation. In particular, these economic policies have created significant instability in the trade relationship between the U.S. and Chinese economies, including tariff escalation, scrutiny of U.S. investment into Chinese companies, and potential limits on Chinese companies’ access to U.S. markets. In order to limit the impact of unpredictable U.S. actions, global companies and governments may reduce the use of the U.S. dollar in world trade and financial transactions, which could result in further volatility in the financial markets and U.S. economy. Slow economic growth, economic contraction or recession, or shifts in broader consumer and business trends in Hawaiʻi and the Pacific Islands would significantly impact our ability to originate loans, the ability of borrowers to repay loans, and the value of the collateral securing loans. Other political and economic events within the United States, including a contentious domestic political environment, changes in or disagreements over U.S. monetary policy and actions of the Federal Reserve, disagreements over long-term federal budget and deficit reduction plans, a U.S. government shutdown, disagreements over, or threats not to increase, the U.S. government’s borrowing limit (or “debt ceiling”), and risk of further downgrade of the ratings of U.S. government debt obligations, also may negatively impact financial markets and the U.S. economy, including the economy of Hawaiʻi and the Pacific Islands. For example, from October 1 to November 12, 2025, the federal government of the United States was shut down as Congress failed to pass appropriations legislation for the 2026 fiscal year and this shutdown added strain to the economic environment in Hawaiʻi. Future disagreements over the U.S. federal budget and appropriations may cause the U.S. federal government to shut down in the future. Further, the perception of the potential for additional, significant changes in federal regulatory or economic policy also has increased uncertainty and may exacerbate declines in investor and consumer confidence, which in turn may adversely 10 impact financial markets and the broader economy of the U.S. and the economy of Hawaiʻi and the Pacific Islands in particular, perhaps suddenly and to a significant degree. Regional business and economic conditions are a major driver of our results of operations. Difficult conditions in the regional business and economic environment, including those caused by the lack of stability and predictability of U.S. policymaking, may materially adversely affect our operating expenses, the quality of our assets, credit losses, and the demand for our products and services. A sustained period of high inflation or other high-cost economic environment could pose a risk to local economies and the financial performance of the Bank. A prolonged period of inflation or other period of high cost of goods such as a result of tariffs given that Hawaiʻi imports certain goods from Mexico, Canada and other countries that may become subject to tariffs, may impact our profitability. Economic and inflationary pressure on consumers and uncertainty regarding the economic environment could result in changes in consumer and commercial spending, borrowing and savings habits. Such conditions could have a material adverse effect on the credit quality of our loans and our business, financial condition and results of operations. Climate change and the governmental responses to it could have a material adverse impact on the Bank and its customers. The impacts of climate change, such as extreme weather conditions, natural disasters and rising sea levels, could impact the Bank’s operations as well as those of its customers and third-party vendors upon which it relies. Such events could also result in market volatility or negatively impact our customers’ ability to pay outstanding loans, or result in the deterioration of the value of our collateral, causing a material adverse effect on the Bank’s financial condition and results of operation. Furthermore, increasing regulation related to climate change could have an adverse effect on the business and financial condition of the Bank and its customers, including our credit portfolio. Further legislation and regulatory requirements could increase the operating expenses of, or otherwise adversely impact, the Bank or its customers. To the extent that the Bank or its customers experience increases in costs, reductions in the value of assets, constraints on operations or similar concerns driven by changes in regulation relating to climate change, the Bank’s business and results of operations may be adversely affected. Disruptions, instability and failures in the banking industry may negatively impact us. Events impacting the financial services industry may result in decreased confidence in banks among uninsured consumer and commercial depositors, other counterparties and investors, as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. During a period of rapidly rising interest rates which, among other things, may result in unrealized losses in longer duration securities and loans held by banks, and more competition for bank deposits. Disruptions and failures in the banking industry may also result in potentially adverse changes to laws or regulations governing banks and bank holding companies or result in the imposition of restrictions through supervisory or enforcement activities, including higher capital requirements, which could have a material impact on our business. Inability to access wholesale funding, loss of client deposits or changes in our credit ratings could negatively impact our overall liquidity or capitalization, including by increasing the cost of capital or limiting our ability to access capital markets. We may be impacted by concerns regarding the soundness or creditworthiness of other financial institutions, which can cause substantial and cascading disruption within the financial markets and increased expenses. Any reduction in defense spending by the federal government in the State of Hawaiʻi could adversely impact the economy in Hawaiʻi and the West Pacific. The U.S. military has a major presence in Hawaiʻi and the West Pacific. As a result, the U.S. military is an important aspect of the economies in which we operate. The funding of the U.S. military is subject to the overall U.S. Government budget and appropriation decisions and processes which are driven by numerous factors, including geo-political events, macroeconomic conditions, and the ability and willingness of the U.S. Government to enact legislation. U.S. Government appropriations have been and likely will continue to be affected by larger U.S. Government budgetary issues and related legislation. Cuts in defense and other security spending in the State of Hawaiʻi could have an adverse impact on the economies in which we operate, which could adversely affect our business, financial condition, and results of operations. 11

Changes in interest rates could adversely impact our results of operations and capital. Our earnings are highly dependent on the spread between the interest earned on loans, leases, and investment securities and the interest paid on deposits and borrowings. We primarily rely on customer deposits as a sizable source of relatively stable and low-cost funds. Changes in market interest rates impact the rates earned on loans, leases, and investment securities and the rates paid on deposits and borrowings. In addition, changes to market interest rates could impact the level of loans, leases, investment securities, deposits, and borrowings, and the credit profile of our current borrowers. Interest rates are affected by many factors beyond our control, and fluctuate in response to general economic conditions, currency fluctuations, and the monetary and fiscal policies of various governmental and regulatory authorities. Changes in monetary policy, including changes in interest rates, will influence the origination of loans and leases, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Any substantial prolonged change in market interest rates may negatively impact our ability to attract deposits, originate loans and leases, and achieve satisfactory interest rate spreads. If we are unable to continue to fund loans and other assets through customer deposits or access capital markets on favorable terms or if we otherwise fail to manage our liquidity effectively, our liquidity, net interest margin, financial results and condition may be adversely affected. Fixed rate loans increase our exposure to interest rate risk in a rising rate environment because interest-bearing liabilities would be subject to repricing before assets become subject to repricing. Adjustable-rate loans decrease the risks to a lender associated with changes in interest rates but involve other risks. As interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, and the increased payment increases the potential for default. At the same time, for secured loans, the marketability of the underlying collateral may be adversely affected by higher interest rates. In a declining interest rate environment, there is likely to be an increase in prepayment activity on loans as the borrowers refinance their loans at lower interest rates. Under these circumstances, our results of operations could be negatively impacted. Changes in interest rates also can affect the value of loans, investments and other interest-rate sensitive assets including mortgage servicing rights, and our ability to realize gains on the sale or resolution of assets. This type of income can vary significantly from quarter-to-quarter and year-to-year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in non-performing assets and increased credit loss reserve requirements that could have a material adverse effect on our results of operations. Increased credit losses for the Bank could result if economic conditions stagnate or deteriorate. The risk of nonpayment on loans and leases is inherent in all lending activities. We maintain a reserve for credit losses to absorb estimated expected credit losses over the life of the loan and lease portfolio as of the balance sheet date. Management makes various assumptions and judgments about the loan and lease portfolios in determining the level of the reserve for credit losses. Many of these assumptions are based on current economic conditions. Should economic conditions stagnate or deteriorate nationally or in Hawaiʻi, we may be required to take increased reserves and/or experience higher credit losses in future periods. Inability of our borrowers to make timely repayments on their loans, or decreases in real estate collateral values may result in increased delinquencies, foreclosures, and customer bankruptcies, any of which could have a material adverse effect on our financial condition or results of operations. Our allowance for credit losses may prove to be insufficient to absorb losses or appropriately reflect, at any given time, the inherent risk of loss in our loan portfolio. Our non-performing assets were at $14.2 million, or 0.10%, of total loans and leases and foreclosed real estate at December 31, 2025. The risk of nonpayment on loans and leases is inherent in all lending activities, and, like all financial institutions, we maintain an allowance for credit losses to provide for loans in our portfolio that may not be repaid in their entirety. In determining the level of the reserve for credit losses, we consider numerous factors and our management makes various assumptions and judgments about the loan and lease portfolios, some of which are difficult, subjective, and involve complex judgments. Many of these assumptions are based on current economic conditions, particularly in Hawaiʻi and the West Pacific. If economic conditions stagnate or deteriorate, particularly in Hawaiʻi and the West Pacific, our borrowers may not be able to make timely repayments on their loans or real estate collateral values may decline, resulting in increased delinquencies, foreclosures, and customer bankruptcies, resulting in corresponding increases in credit losses. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our 12 borrowers’ responses to changing business and economic conditions, interest rate environments, inflation and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses and estimates of risk of loss inherent in our loan portfolio have varied and are likely to continue to vary from our current estimates. Such variances may materially and adversely affect our financial condition and results of operations. Consumer protection initiatives and court decisions related to the foreclosure process affect our remedies as a creditor. Proposed consumer protection initiatives related to the foreclosure process, including voluntary and/or mandatory programs intended to permit or require lenders to consider loan modifications or other alternatives to foreclosure, could increase our credit losses or increase our expense in pursuing our remedies as a creditor. In addition, Hawaiʻi’s appellate courts have made rulings that increase the complexity and risk of nonjudicial, or out-of- court, foreclosures. At the same time, a chronic backlog of cases in the Hawaiʻi courts has slowed the judicial foreclosure process, which delays the Bank’s ability to take over, preserve and sell the mortgaged property. Delays in the foreclosure process also could increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances, and increase the costs incurred during the foreclosure process, which in turn could affect our financial condition or results of operations. Changes in the capital markets could materially affect the level of assets under management and the demand for our other fee-based services. Changes in the capital markets could affect the volume of income from and demand for our fee-based services. Our investment management revenues depend in large part on the level of assets under management. Market volatility that leads customers to liquidate investments or move investments to other institutions or asset classes, as well as lower asset values can reduce our level of assets under management, thereby decreasing our investment management revenues. Risks Related to Common Stock The Parent’s liquidity is dependent on dividends from the Bank. The Parent is a separate and distinct legal entity from the Bank. The Parent receives substantially all of its cash in the form of dividends from the Bank. These dividends are the principal source of funds to pay dividends on the Parent’s common and preferred stock or to repurchase common stock under the Parent’s share repurchase program. Various federal and state laws and regulations impose limitations on the payment of dividends, such as requiring regulatory approval under certain circumstances. Limitations on the Parent’s ability to receive dividends from the Bank could have a material adverse effect on the Parent’s ability to meet its obligations or pay dividends to shareholders. There can be no assurance that the Parent will continue to declare cash dividends. During 2025, the Parent repurchased 76,547 shares of common stock at a total cost of 5.0 million under its share repurchase program. The Parent also paid cash dividends of $113.0 million on common shares during 2025. In January 2026, the Parent’s Board of Directors declared a quarterly cash dividend of $0.70 per share on the Parent’s outstanding common shares. Our dividend payments and/or stock repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends and/or repurchase stock in any particular amounts or at all. Dividends on our common stock and/or stock repurchases are subject to capital availability and periodic determinations by our Board of Directors. Additionally, so long as any share of Series A Preferred Stock or Series B Preferred Stock remains outstanding, unless the full dividends for the immediately preceding dividend period on all outstanding shares of Series A Preferred Stock and Series B Preferred Stock have been paid in full or declared and a sum sufficient for the payment has been set aside, we would not be permitted to declare or pay a dividend on our common stock. We continue to evaluate the potential impact that regulatory proposals may have on our liquidity and capital management strategies, including those required under the Dodd-Frank Act. The actual amount and timing of future dividends and share repurchases, if any, will depend on market and economic conditions, applicable SEC rules, federal and state regulatory and supervisory restrictions, and various other factors. A reduction in or elimination of our dividend payments could have a negative effect on our stock price. 13

Risks Related to Regulatory Changes Fiscal and monetary policy changes may significantly impact our profitability and liquidity. The Company’s business and earnings are significantly affected by the fiscal and monetary policies of the Federal Government and its agencies. The Bank is particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in U.S. government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions’ deposits, and (d) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. Changes to these policies of the Federal Reserve may have a material effect on our business, results of operations and financial condition. Legislation and regulatory initiatives affecting the financial services industry, including new interpretations, restrictions and requirements, could detrimentally affect the Company’s business. We are and will continue to be subject to extensive examination, supervision and comprehensive regulation by federal bank regulatory agencies. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds, and the banking system and the financial system as a whole, and not holders of our common stock. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things. See Item 1. “Business – Supervision and Regulation” of this Annual Report on Form 10-K for information regarding regulation affecting the Company. The Dodd-Frank Act, other consumer protection laws, and their implementing rules and regulations are likely to continue to result in increased compliance costs, along with possible restrictions on our products, services and manner of operations, any of which may have a material adverse effect on our results of operations and financial condition. Historically, the CFPB has exercised its broad rulemaking, supervisory, and examination authority of consumer financial products, as well as expanded data collection and enforcement powers, over depository institutions with more than $10.0 billion in assets, like the Bank. Regulation of overall safety and soundness, the CRA, federal housing and flood insurance, as they pertain to consumer financial products and services, remains with the FRB. With changes in priority of the new administration, the role of the CFPB is changing. Nonetheless, the CFPB’s consumer protection laws and rules will continue to govern the Bank’s relationship with its customers unless and until they are changed. In times of greater regulatory scrutiny of consumer financial products as a whole, the Company has become subject to more and expanded regulatory examinations. Increased regulatory examinations or enforcement actions by regulators may result in increased costs as well as harm to our reputation in the event of a finding that we have not complied with the increased regulatory requirements. New laws, regulations, and changes, and the uncertainty surrounding whether such laws, regulations and changes will be implemented, interpreted, repealed or reinstated, in the current regulatory and political climate, may continue to increase our costs of regulatory compliance. For example, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, financial privacy laws, consumer protection laws, and other similar laws. Additionally, laws such as the USA PATRIOT Act and the Bank Secrecy Act require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities and require financial institutions to establish procedures for identifying and verifying the identity of clients seeking to open new financial accounts. Because of these new laws, regulations, and changes, the bank regulatory framework is quickly changing and becoming increasingly stringent. Additionally, certain laws and regulations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These laws and regulations may significantly affect the markets in which we do business, the markets for and value of our assets and investments, and our ongoing operations, costs, and profitability. In addition, there may be increased regulatory scrutiny in the course of routine examinations and otherwise, and new regulations designed to respond to recent negative developments in the banking industry, all of which may increase our 14 costs of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate composition and concentration, and capital and general oversight and control of the foregoing. Financial institutions, such as ourselves, could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could negatively affect our results of operations and financial condition or the market for our common stock. Further, leadership and staff changes in regulatory agencies such as the CFPB, CFTC, SEC, and the Treasury Department could lead to changes in the rulemaking, supervision, examination and enforcement priorities and policies of the agencies. The potential impact of any changes within these agencies cannot be predicted at this time. Changes in the capital, leverage, liquidity requirements for financial institutions could materially affect future requirements of the Company. We are subject to regulatory requirements relating to capital, which are subject to change from time to time. If we fail to meet applicable requirements, we may be restricted in the types of activities we may conduct, and we may be prohibited from taking certain capital actions, such as paying dividends and share repurchases. See “Regulatory Initiatives Affecting the Banking Industry” section in Item 7. “MD&A” for more information. While we expect to continue to meet the capital requirements set forth by federal bank regulators, we may fail to do so. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends and share repurchases. Higher capital levels could also lower our return on equity. Changes in income tax laws and interpretations, or in accounting standards, could materially affect our financial condition or results of operations. Further changes in income tax laws could be enacted, or interpretations of existing income tax laws could change, causing an adverse effect on our financial condition or results of operations. For example, the One Big Beautiful Bill Act (“OBBBA”) was enacted on July 4, 2025, permanently extending several tax provisions originally introduced under the 2017 Tax Cuts and Jobs Act that were set to expire at the end of 2025. The OBBBA also introduced changes to certain U.S. corporate tax rules, most of which take effect in 2026. Although we have evaluated the impact of the OBBBA and do not expect any material changes to our effective tax rate or results of operations, changes in our business and any future regulations or other guidance on the interpretation and application of the new corporate tax rules, may result in additional taxes payable by us, which could materially and adversely affect our financial results and operations. Similarly, our accounting policies and methods are fundamental to how we report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the value of our assets, liabilities, and financial results. Periodically, new accounting standards are issued or existing standards are revised, changing the methods for preparing our financial statements. These changes are not within our control and may significantly impact our financial condition and results of operations. Risks Related to Business Operations A failure in or breach of our operational systems, information systems, or infrastructure, or those of our third-party vendors and other service providers, may result in financial losses, loss of customers, or damage to our reputation. We rely heavily on communications and information systems to conduct our business. In addition, we rely on third parties to provide key components of our infrastructure, including loan, deposit and general ledger processing, internet connections, and network access. These types of information and related systems are critical to the operation of our business and essential to our ability to perform day-to-day operations, and, in some cases, are critical to the operations of certain of our customers. These third parties with which we do business or that facilitate our business activities, including exchanges, clearing firms, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including breakdowns or failures of their own systems or capacity constraints. In addition, our communications and information systems and operations (including those of third parties that facilitate our business activities) could be damaged or interrupted due to events such as natural or human-caused disasters (including public health crises) or extreme weather (including as a result of climate change), geopolitical events and security issues, computer viruses, physical or electronic break-ins, operational failures, and similar events or disruptions. 15

Although we have safeguards and business continuity plans in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our business and our customers, resulting in financial losses, loss of customers, or damage to our reputation. An interruption or breach in security of our information systems or those related to merchants and third-party vendors, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses. Our business requires the collection and retention of large volumes of customer data, including payment card numbers and other personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The integrity and protection of that customer and company data is important to us. As customer, public, legislative and regulatory expectations and requirements regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns. Our technologies, systems, networks and software, and those of other financial institutions have been, and are likely to continue to be, the target of cybersecurity threats and attacks, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. These cybersecurity threats and attacks may include, but are not limited to, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, misuse, loss or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may result from human error, fraud or malice on the part of external or internal parties, intelligence-gathering by foreign governments, or from accidental technological failure internally or by our vendors. Further, to access our products and services our customers may use computers and mobile devices that are beyond our security control systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, has increased as the number, intensity and sophistication of attempted attacks and intrusions around the world have increased. Our customers and employees have been, and will continue to be, targeted by parties using fraudulent emails and other communications in attempts to misappropriate passwords, payment card numbers, bank account information or other personal information or to introduce viruses or other malware through “trojan horse” programs to our customers’ devices. These communications may appear to be legitimate messages sent by the Bank or other businesses, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. Despite our efforts to mitigate these threats through product improvements, use of encryption and authentication technology to secure online transmission of confidential consumer information, and customer and employee education, such attempted frauds against us or our merchants and our third-party service providers remain a serious issue. The pervasiveness of cyber security incidents in general and the risks of cyber-crime are complex and continue to evolve. In light of several high-profile data breaches involving other companies’ losses of customer personal and financial information, a material cybersecurity incident could cause customer and/or Bank losses, damage to our brand, and increase our costs through the ongoing cost of technology investments to improve security, as well as the potential financial and reputational impact of a cyber security incident involving the Company. Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber-attacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus making it virtually impossible for us to entirely mitigate this risk. A security breach or other significant disruption could: 1) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our customers; 2) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers, including account numbers and other financial and personal information; 3) result in a violation of applicable privacy, data breach and other laws, subjecting the Bank to additional regulatory scrutiny and exposing the Bank to civil litigation, governmental fines and possible financial liability; 4) require significant management attention and resources to remedy the damages that result; or 5) harm our reputation or cause a decrease in the number of customers that choose to do business with us or reduce the level of business that our 16 customers do with us. The occurrence of any such failures, disruptions or security breaches could have a negative impact on our results of operations, financial condition, and cash flows as well as damage our brand and reputation. Our mortgage banking income may experience significant volatility. Our mortgage banking income is highly influenced by the level and direction of mortgage interest rates, real estate activity, and refinancing activity. Interest rates can affect the amount of mortgage banking activity and impact fee income and the fair value of our derivative financial instruments and mortgage servicing rights. Changes in the fair value of mortgage servicing rights are recorded in mortgage banking income in the Company’s consolidated statements of income. If loan delinquencies or prepayment speeds are higher than anticipated or other factors perform worse than modeled, the recorded value of certain of our mortgage servicing rights may decrease, which could adversely affect our business, financial condition and results of operations. Mortgage banking income may also be impacted by changes in our strategy to manage our residential mortgage portfolio. For example, we may occasionally decide to add more conforming saleable loans to our portfolio (as opposed to selling the loans in the secondary market) which would reduce our gains on sales of residential mortgage loans. These variables could adversely affect mortgage banking income. Our mortgage loan servicing business may be impacted if we do not meet our obligations, or if servicing standards change. We act as servicer for mortgage loans sold into the secondary market, primarily to government sponsored enterprises (“GSEs”) such as Fannie Mae. As a seller and servicer for those loans, we make warranties about their origination and are required to perform servicing according to complex contractual and handbook requirements. We maintain systems and procedures intended to ensure that we comply with these requirements. We may be penalized and, in limited instances, required to repurchase certain mortgages, due to alleged failures to adhere to these requirements. Should GSEs change the requirements in their servicing handbooks, we may sustain higher compliance costs. Risks related to representation and warranty provisions may impact our mortgage loan servicing business. The Company sells residential mortgage loans in the secondary market primarily to Fannie Mae. The Company also pools Federal Housing Administration (“FHA”) insured and U.S. Department of Veterans Affairs (“VA”) guaranteed residential mortgage loans for sale to Ginnie Mae. These pools of FHA-insured and VA-guaranteed residential mortgage loans are securitized by Ginnie Mae. The agreements under which the Company sells residential mortgage loans to Fannie Mae or Ginnie Mae and the insurance or guaranty agreements with FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the specific representations and warranties vary among investors, insurance or guarantee agreements, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, and other matters. As of December 31, 2025, the unpaid principal balance of residential mortgage loans sold and serviced by the Company was $1.8 billion. The agreements under which the Company sells residential mortgage loans require delivery of various documents to the investor or its document custodian. Although these loans are primarily sold on a non-recourse basis, the Company may be obligated to repurchase residential mortgage loans or reimburse investors for losses incurred if a loan review reveals that underwriting and documentation standards were potentially not met. Some agreements may require the Company to repurchase delinquent loans. Upon receipt of a repurchase request, the Company works with investors or insurers to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor or insurer and to determine if a contractually required repurchase event has occurred. The Company manages the risk associated with potential repurchases or other forms of settlement through its underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards. For the year ended December 31, 2025, the Company repurchased three residential mortgage loans with an aggregate unpaid principal balance totaling $1.1 million as a result of the representation and warranty provisions contained in these contracts. The loans were delinquent as to principal and interest at the time of repurchase, however, no material losses were incurred related to these repurchases. Risks relating to residential mortgage loan servicing activities may adversely affect our results. In addition to servicing loans in the Company’s portfolio, substantially all of the loans the Company sells to investors are sold with servicing rights retained. The Company also services loans originated by other mortgage loan originators. As servicer, the Company’s primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and 17 administer escrow payments; and (5) foreclose on defaulted mortgage loans or, to the extent consistent with the documents governing a securitization, consider alternatives to foreclosure, such as loan modifications or short sales. As of December 31, 2025, we serviced an aggregate unpaid principal balance of approximately $2.4 billion. During any period in which our borrowers are not making payments on loans we service, including during defaults, delinquencies, forbearances, and in certain circumstances where a borrower prepays a loan, we generally are required under our servicing agreements to advance our own funds to pay principal and interest, property taxes and insurance premiums, legal expenses, and other expenses. In addition, in the event a loan serviced by us defaults or becomes delinquent, or to the extent a mortgagee under such loan is allowed to enter into a forbearance by applicable law or regulation, the repayment to us of any advance related to such events may be delayed until the loan is repaid or refinanced or liquidation occurs. Any delay or impairment in our ability to collect an advance may affect our liquidity, and delays in reimbursements of us, or our inability to be reimbursed, for advances could be detrimental to our business. In addition, any regulatory actions that lengthen the foreclosure process could increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances, and increase the costs incurred during the foreclosure process. Additionally, each agreement under which the Company acts as servicer generally specifies a standard of responsibility for actions taken by the Company in such capacity and provides protection against expenses and liabilities incurred by the Company when acting in compliance with the respective servicing agreements. However, if the Company commits a material breach of obligations as servicer, the Company may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards vary by investor. These standards and remedies are determined by servicing guides issued by the investors as well as the contract provisions established between the investors and the Company. Remedies could include repurchase of an affected loan. The requirement to record certain assets and liabilities at fair value may adversely affect our financial results. We report certain assets, including available-for-sale investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we record these assets at their estimated fair value, mark-to-market gains or losses may impact equity or income. The level of interest rates can impact the estimated fair value of investment securities. Mark-to-market values of non- hedged available-for-sale investment securities are recorded in shareholders’ equity as a component of other comprehensive income. Disruptions in the capital markets may require us to reserve for credit losses in future periods with respect to investment securities in our portfolio. The amount and timing of any credit allowance recognized will be measured as the difference between the security’s amortized cost basis and the amount expected to be collected over the security’s lifetime. Natural disasters and adverse weather in Hawaiʻi and the West Pacific may negatively affect real estate property values and our operations. Real estate and real estate property values play an important role for the Bank in several ways. The Bank owns or leases many real estate properties in connection with its operations, primarily located in Hawaiʻi with its unique weather and geology. Our business operations could suffer to the extent the Bank cannot utilize its branch network due to damage from weather or other natural disasters. Real estate is also utilized as collateral for many of our loans. A natural disaster in Hawaiʻi or the West Pacific could cause property values in the affected areas to fall, might limit our customers’ access to adequate property insurance, or otherwise impact borrowers’ ability to pay their financial obligations, any of which would increase our exposure to loan defaults and could require the Bank to record an impairment on our financial statements. General Risk Factors Competition may adversely affect our business. Our future depends on our ability to compete effectively. We compete for deposits, loans, leases, and other financial services with a variety of competitors, including banks, thrifts, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services, including financial technology companies and financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks 18 and BHCs, and may benefit from tax exemptions or lower tax rates. As a result, some of these competitors may have lower cost structures. We expect competitive conditions to intensify as consolidation in the financial services industry continues. Both federal and local laws provide mechanisms for out-of-state banks and their holding companies to acquire or open branches in our service territories. Failure to effectively address this competitive risk by competing, innovating and making effective use of new and existing channels to deliver our products and services could adversely affect our financial condition or results of operations. Our future performance will depend on our ability to respond timely to technological change. The financial services industry is likely to become more competitive as further technological advances enable more companies, including non-depository institutions, to provide financial services. Also, some of our competitors, through delivery channels such as the Internet, may be based outside of the markets that we serve. The development and use of AI present risks and challenges that may adversely impact our business. We and/or our third-party vendors, clients or counterparties have in the past developed or incorporated, and may in the future develop or incorporate AI technology in certain business processes, services or products. The development and use of AI present a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws, regulations and court decisions could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect or inaccurate, that result in the release of private, confidential or proprietary information, that reflect biases included in the data on which they are trained, infringe on the intellectual property rights of others, or that otherwise exposes the Company to harm. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models, and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Additionally, we are exposed to risks related to the use of AI technologies by third-party vendors, clients, counterparties, clearinghouses and other financial intermediaries. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures. Negative public opinion could damage our reputation and adversely impact our earnings and liquidity. Our bank’s reputation is critical to establishing and retaining our customer relationships. Reputational risk, or the risk to our business, earnings, liquidity, and capital from negative public opinion, could result from our actual or alleged conduct in a variety of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, ethical issues, or inadequate protection of customer information. Because of the concentration of our business in Hawaiʻi and the West Pacific, we are particularly sensitive to the opinion of the public in those areas, which reflects the values and culture of our communities such as the Hawaiʻi’s culture of ‘ohana. We expend significant resources to comply with regulatory requirements. Failure to comply could result in reputational harm or significant legal and/or remedial costs. Damage to our reputation could adversely affect our ability to retain and attract new customers, and adversely impact our earnings and liquidity. We are subject to certain litigation, and our expenses related to this litigation may adversely affect our results. We are, from time to time, involved in various legal proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. In recent years, regulatory enforcement and fines have increased across the banking and financial services sector. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against the Company or the Bank. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings by multiple federal and state agencies and 19 officials. In addition, if one or more financial institutions are found to have violated a law or regulation relating to certain business activities, this could lead to investigations by regulators or other governmental agencies of the same or similar activities by other financial institutions, including the Company, and large fines and remedial measures that may have been imposed in resolving earlier investigations for the same or similar activities at other financial institutions may be used as the basis for future settlements. We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition. Based on information currently available, we believe that the eventual outcome of known actions against us will not be materially in excess of such amounts accrued by us. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters may be material to our financial results for any particular period. See Note 19 in Item 8. “Notes to the Consolidated Financial Statements” under the discussion related to Contingencies for more information. Our performance depends on attracting and retaining key employees and skilled personnel to operate our business effectively. Our success is dependent on our ability to recruit qualified and skilled personnel to operate our business effectively. Competition for these qualified and skilled people is intense. There are a limited number of qualified personnel in the markets we serve, so our success depends in part on the continued services of many of our current management and other key employees. Failure to retain our key employees and maintain adequate staffing of qualified personnel could adversely impact our operations and our ability to compete. The soundness of other financial institutions may adversely impact our financial condition or results of operations. Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, lending, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions or the financial services industry in general have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. We have exposure to many different industries and counterparties, and we routinely execute transactions with brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Such losses could materially affect our financial condition or results of operations. We have experienced increases in FDIC insurance assessments. The Deposit Insurance Fund is supported mainly through quarterly assessments on insured banks, like the Bank. The Bank is subject to both base and special assessments. The Bank’s base assessment is determined by the FDIC using a risk-based assessment rate and average total assets minus our average tangible equity. Special assessments are made by the FDIC based on reported uninsured deposits and often times in response to particular events. In November 2023, the FDIC implemented a special assessment to recover the loss to the Deposit Insurance Fund following the failures of Silicon Valley Bank, Signature Bank, and First Republic Bank. The assessment was based on reported uninsured deposits as of December 31, 2022. At December 31, 2025, the Company’s share of the FDIC special assessment was approximately $11.8 million and reflects adjustments to the initial assessment based on the FDIC’s updated estimate of losses, as well as revisions to our reported uninsured deposit balances. We may also experience increases in our base assessments depending on increases in our assessment base or assessment rate. Further increases in our assessment fees may have an adverse effect on our results of operations and financial condition. Item 1B. Unresolved Staff Comments None. 20

Item 1C. Cybersecurity As a company that collects and retains large volumes of customer and employee data, including payment card numbers and other personally identifiable information, we face significant and persistent cybersecurity risks. The protection and integrity of that data is important to us, which is demonstrated by the significant efforts and investments made to implement various measures to manage the risk of a security breach or disruption. Risk Management and Strategy Assessing, identifying, and managing cybersecurity related risks are integrated into our overall Enterprise Risk framework, of which one of the objectives is to ensure the confidentiality, integrity, and availability of our information sets through the maintenance of a comprehensive information security program. The program ensures regulatory compliance in alignment with Federal Financial Institutions Examination Council, the Sarbanes-Oxley Act of 2002, and the Gramm-Leach-Bliley Act. One of the key aspects of this program is a risk assessment that is used to identify industry and company-specific risks, measure control effectiveness, identify any gaps that need to be addressed, and linking our controls with applicable policies, standards and guidelines to ensure that responsible parties are aware of their obligations with respect to this program. Governance The Board of Directors holds ultimate responsibility for overseeing cybersecurity and information security risks. They dedicate substantial time and attention to this critical area, leveraging the technical expertise of their members. The Board regularly reviews an Enterprise-Wide Risk Report, which includes key cybersecurity risk measures and trends across the Company. Additionally, the Board annually reviews and approves the Information Security Policy and frequently receives presentations from the Chief Information Security Officer (“CISO”) on cybersecurity risks, industry trends, and best practices. The Risk Management Committee, which is charged with assisting the Board of Directors in fulfilling its oversight responsibilities related to the Company’s enterprise-wide risk management framework, receives an operational risk update at least quarterly that includes a review of cybersecurity and information security risk. The Board of Directors is also responsible for the approval and oversight of the Information Security (“IS”) Program. Our CISO, who is designated as the IS Program Coordinator, has over 15 years of relevant information technology, security and program management experience. Under the direction of the CISO, the IS Program focuses on preventing, detecting, and responding to cybersecurity incidents by ensuring the confidentiality, integrity and availability of company information. Central to incident management is the Information Security Incident Response Team, which is responsible for responding expeditiously and effectively to security incidents to minimize risks to the business, customers and consumers. In the event of an incident, we follow the detailed incident response plan, which outlines the steps to be followed from incident identification to mitigation, recovery and notification, including notifying functional areas, regulators, as well as senior leadership and the Board, as appropriate. All of our employees also have a responsibility to protect the privacy of bank confidential and proprietary information. They are required to undergo periodic information security awareness training to ensure a clear understanding of their roles in protecting information assets and to create a security-minded culture. We continue to strengthen the management and oversight of cybersecurity risks through new security system enhancements, policies, testing, identification and reporting. We also engage a third-party to perform penetration testing and ongoing analysis to identify potential vulnerabilities and areas for additional enhancements. We depend on third-party service providers to support our business and operational activities and to help us achieve our strategic goals. However, these third parties can introduce various risks to us and our customers. To mitigate these risks, we have established a Third Party Risk Management framework. This framework equips us with the necessary tools and practices for effective oversight of third-party service providers, ensuring compliance with legal and regulatory obligations, contractual requirements, performance expectations, and our own principles and values. Our vendor risk management practices are robust and include comprehensive risk assessments of suppliers, with a strong emphasis on cybersecurity. We use commercially available services to monitor our vendors, providing security scores for supplier technology services, threat intelligence, financial intelligence, and other cybersecurity-related considerations. 21

Regular reviews are conducted to track changes in our vendors’ cybersecurity risk posture, and continuous threat intelligence monitoring helps identify potential cybersecurity incidents involving third parties. We also strive to negotiate appropriate cybersecurity provisions in our vendor contracts. For the 2025 period, we reported no material cybersecurity incidents affecting the confidentiality, integrity, or availability of data or systems. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For further information, see Item 1A. “Risk Factors,” including the risk factor titled “An interruption or breach in security of our information systems or those related to merchants and third-party vendors, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses.” Item 2. Properties Our principal office is a leased facility located in the Financial Plaza of the Pacific in Honolulu, Hawaiʻi. We own and lease other branch offices and operating facilities located throughout Hawaiʻi and the West Pacific. We believe our current facilities are adequate to meet our needs. Additional information with respect to premises and equipment is presented in Note 5 and Note 22 in Item 8. “Notes to Consolidated Financial Statements.” Item 3. Legal Proceedings We are from time to time subject to lawsuits, investigations and claims arising out of the conduct of our business. There are no pending legal proceedings against or involving the Company for which the outcome is likely to have a material adverse effect upon its financial position or results of operations. For additional information, see Note 19 in Item 8. “Notes to Consolidated Financial Statements,” under the discussion related to Contingencies. Item 4. Mine Safety Disclosures Not Applicable. 22

Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities The common stock of the Parent is traded on the New York Stock Exchange (NYSE Symbol: BOH) and quoted daily in leading financial publications. As of February 13, 2026, there were 4,696 common shareholders of record. The Parent’s Board of Directors considers on a quarterly basis the advisability of paying a cash dividend to its shareholders and the level and advisability of repurchasing shares of the Parent’s common stock. Under the Parent’s historical practice, dividends declared on common stock are paid within the quarter. We are not permitted to pay dividends to holders of our common stock if we have not paid or provided for the dividends, if any, fixed with respect to any outstanding shares of Series A Preferred Stock, Series B Preferred Stock, and other preferred stock, if any. See Item 1. “Business – Supervision and Regulation, Dividend Restrictions” of this report and Note 10 in Item 8. “Notes to Consolidated Financial Statements” for more information. Issuer Purchases of Equity Securities During the fourth quarter ended December 31, 2025, there were no purchases of our common stock made by the Parent under our previously announced share repurchase program. The repurchases in the fourth quarter ended December 31, 2025, consisted of the following: Period Total Number of Shares Purchased 1 Average Price Paid Per Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs 2 October 1 - 31, 2025 608 $ 61.74 — $ 125,992,970 November 1 - 30, 2025 76,547 65.33 76,547 120,991,859 December 1 - 31, 2025 — — — 120,991,859 Total 77,155 $ 65.31 76,547 1. During the fourth quarter of 2025, 608 shares were acquired from employees in connection with income tax withholdings related to the vesting of restricted stock. The shares were purchased at the closing price of the Parent’s common stock on the dates of purchase. 2. The share repurchase program was first announced in July 2001 with an initial authorization to repurchase $70 million in shares of common stock. The Board increased the share repurchase program, most recently in January 2023 by $100 million. The share repurchase program has no set expiration or termination date. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors. 23

Performance Graph

The following graph shows the cumulative total return for the Parent's common stock compared to the cumulative total returns for the Standard & Poor's ("S&P") 500 Index, KBW Regional Banking Index, and the S&P Supercomposite Regional Bank Index. The Company has added the KBW Regional Banking Index to the graph because the companies in this index are the ones with which the Company competes for capital and talent. The graph assumes that $100 was invested on December 31, 2020, in the Parent's common stock, the S&P 500 Index, KBW Regional Banking Index, and the S&P Supercomposite Regional Bank Index. The cumulative total return on each investment is as of December 31 for each of the subsequent five years and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



$250
$200
$150
$100
$50
$0
2020
2021
2022
2023
2024
2025
Bank of Hawaii Corporation
KBW Regional Banking Index
S&P 500
S&P Supercomposite Regional Bank Index

		2020		2021		2022		2023		2024		2025
Bank of Hawaii Corporation	$	100	$	113	$	108	$	106	$	109	$	109
S&P 500	$	100	$	129	$	105	$	133	$	166	$	196
KBW Regional Banking Index	$	100	$	137	$	127	$	127	$	143	$	153
S&P Supercomposite Regional Bank Index	$	100	$	140	$	115	$	101	$	122	$	135

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following MD&A is intended to help the reader understand the Company and its operations and is focused on our fiscal 2025 and 2024 financial results, including comparisons of year-to-year performance between these years. Discussion and analysis of our 2023 fiscal year, as well as the year-to-year comparison between fiscal 2024 and 2023, are included in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 4, 2025.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include statements concerning, among other things, the anticipated economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods, our future results of operations and

24

financial position, our business strategy and plans and our objectives and future operations. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We also may make forward-looking statements in our other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). In addition, our senior management may provide forward-looking statements orally to analysts, investors, representatives of the media and others. Given these risks and uncertainties, you should not place undue reliance on any forward-looking statement as a prediction of our actual results. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate, and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: (1) Our business is sensitive to regional business and economic conditions, in particular those of Hawaiʻi, Guam and other Pacific Islands; (2) Our loan portfolio is largely secured by real estate, and a downturn in the real estate market may adversely affect our results of operations; (3) Significant changes to the size, structure, powers and operations of the federal government, the effects of any prolonged shutdown of the federal government, changes to U.S. economic policies, and uncertainties regarding the potential for these changes may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial condition; (4) A sustained period of high inflation could pose a risk to local economies and the financial performance of the Bank; (5) Climate change and the governmental responses to it could have a material adverse impact on the Bank and its customers; (6) Disruptions, instability and failures in the banking industry may negatively impact us; (7) Any reduction in defense spending by the federal government in the state of Hawaiʻi could adversely impact the economy in Hawaiʻi and the Pacific Islands; (8) Changes in interest rates could adversely impact our results of operations and capital; (9) Our allowance for credit losses may prove to be insufficient to absorb losses or appropriately reflect, at any given time, the inherent risk of loss in our loan portfolio; (10) Consumer protection initiatives and court decisions related to the foreclosure process affect our remedies as a creditor; (11) Changes in the capital markets could materially affect the level of assets under management and the demand for our other fee-based services; (12) The Parent’s liquidity is dependent on dividends from the Bank; (13) There can be no assurance that the Parent will continue to declare cash dividends; (14) Fiscal and monetary policy changes may significantly impact our profitability and liquidity; (15) Legislation and regulatory initiatives affecting the financial services industry, including new interpretations, restrictions and requirements, could detrimentally affect the Company’s business; (16) Changes in income tax laws and interpretations, or in accounting standards, could materially affect our financial condition or results of operations; (17) A failure in or breach of our operational systems, information systems, or infrastructure, or those of our third-party vendors and other service providers, may result in financial losses, loss of customers, or damage to our reputation; (18) An interruption or breach in security of our information systems or those related to merchants and third-party vendors, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses; (19) Our mortgage banking income may experience significant volatility; (20) Our mortgage loan servicing business may be impacted if we do not meet our obligations, or if servicing standards change; (21) Risks related to representation and warranty provisions may impact our mortgage loan servicing business; (22) Risks relating to residential mortgage loan servicing activities may adversely affect our results; (23) The requirement to record certain assets and liabilities at fair value may adversely affect our financial results (24) Natural disasters and adverse weather in Hawaiʻi and the Pacific Islands may negatively affect real estate property values and our operations (25) Competition may adversely affect our business; (26) Our future performance will depend on our ability to respond timely to technological change; (27) The development and use of AI present risks and challenges that may adversely impact our business; (28) Negative public opinion could damage our reputation and adversely impact our earnings and liquidity (29) We are subject to certain litigation, and our expenses related to this litigation may adversely affect our results; (30) Our performance depends on attracting and retaining key employees and skilled personnel to operate our business effectively; (31) The soundness of other financial institutions may adversely impact our financial condition or results of operations; and (32) We have experienced increases in FDIC insurance assessments. The risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations and projections include but are not limited to those described in Item 1A. “Risk Factors,” Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this Annual Report on Form 10-K and in subsequent SEC filings. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by the federal securities laws. 25

Critical Accounting Estimates Our Consolidated Financial Statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and follow general practices within the industries in which we operate. The most significant accounting policies we follow are presented in Note 1 in Item 8. “Notes to Consolidated Financial Statements.” Application of GAAP requires us to make estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Most accounting estimates are not considered by management to be critical accounting estimates. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. In determining which accounting estimates are critical accounting estimates we consider, among other things, whether the application of GAAP requires management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and whether it is likely that materially different amounts would be reported under different conditions or using different assumptions. The accounting estimates that we believe to be most critical in preparing our Consolidated Financial Statements are those that are related to the determination of the reserve for credit losses, fair value estimates, and income taxes. Additional information is presented in Note 1 in Item 8. “Notes to Consolidated Financial Statements.” Reserve for Credit Losses A consequence of lending activities is that we may incur credit losses. The amount of such losses will vary depending upon the risk characteristics of the loan and lease portfolio as affected by economic conditions. The reserve for credit losses consists of the allowance for credit losses (the “Allowance”) and the reserve for unfunded commitments (the “Unfunded Reserve”). Accounting estimates related to the reserve for credit losses are considered to be critical as these estimates involve considerable subjective judgment and estimation by management. These estimates are in accordance with Accounting Standards Codification (“ASC”) Topic 326 (“ASC 326”) Financial Instruments - Credit Losses. In the case of loans and leases, the Allowance is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans and leases to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, the Unfunded Reserve is a liability account, calculated in accordance with ASC 326, reported as a component of other liabilities in our consolidated statements of condition. The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. We then consider whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. These adjustments can include accounting for new or discontinued products, changes in our portfolio composition, delinquency trends, and with forecasted economic conditions including but not limited to unemployment, real estate market conditions (e.g. prices, sales activity and inventory), visitor arrivals, and the uncertainty of other events (local, national and global). The Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. However, a liability is not recognized for commitments unconditionally cancelable by the Company. The historical loss experience for the commercial portfolio segment is primarily determined by using a Cohort method. This method pools loans and leases into groups (“cohorts”) sharing similar risk characteristics based on product and risk ratings, and tracks each cohort’s historical net charge-offs to calculate a historical loss rate. The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment. The historical loss experience for the consumer portfolio segment is primarily determined by using a Vintage method. This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originated in the same period, known as a vintage. The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment. The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub- segmented further based on historical loss behavior. For example, we sub-segment residential mortgages by geography and home equity by lien position. We also consider qualitative adjustments to the quantitative baseline such as the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, 26 but are not limited to, concentrations of credit risk, such as geography, industry, real estate property type; and economic trends and conditions, such as Hawaiʻi unemployment, real estate prices and market conditions, and visitor arrivals. We also consider changes in underwriting standards, and levels and trends in delinquencies and criticized loans and leases. We also incorporate a reasonable and supportable (“R&S”) loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the loan portfolios, which could differ from historical loss experience. We also perform asset quality reviews which include a review of forecasted gross charge- offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration. The results of the asset quality review are used to consider qualitative adjustments to the quantitative baseline. After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan. The company utilizes the University of Hawaiʻi Economic Research Organization (“UHERO”) macroeconomic forecast that is updated quarterly based on economic conditions and events. The forecast includes various economic variables for Hawaiʻi such as gross domestic product (“GDP”), unemployment rate, visitor arrivals, residential real estate market conditions, personal income, and inflation rate. We also utilize other forecast tools for broader U.S. economic variables such as interest rates, and apply any overlays to the R&S loss forecast as relevant. The reserve for credit losses is generally sensitive to economic conditions and assumptions given the impact for potential losses for the consumer portfolio and risk rating migration for the commercial portfolio. For the consumer portfolio, as an example, an increase in the forecasted Hawaiʻi unemployment rate could lead to an increase in the rate of delinquencies and consequently charge-offs for consumer borrowers. For the Allowance at December 31, 2025, a 25-basis point increase in the forecasted Hawaiʻi unemployment rates would have increased the qualitative component of the Allowance for consumer loans by an estimated $1.2 million. For the commercial portfolio, the impact of adverse changes in economic conditions on borrowers will vary, and generally evaluated on a case-by-case basis to include the borrower’s existing and expected financial capacity. Borrowers that would be most adversely impacted are identified as having the potential for migrating from a Pass to a Classified risk rating. For the Allowance at December 31, 2025, a 50-basis point increase in the percentage of commercial loans risk rated as Classified would increase the quantitative component of the Allowance for commercial loans by an estimated $2.1 million. This sensitivity analysis is hypothetical and provided only to indicate the potential impact changes in economic conditions and assumptions may have on the Allowance estimate. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates. If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw. Expected loss rates are estimated using the loss rates calculated for the corresponding loan category in the Allowance. For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology. Fair Value Measurements Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines Level 1 valuations as those based on quoted prices, unadjusted, for identical instruments traded in active markets. Level 2 valuations are those based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are based on model-based techniques that use at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed. 27

Financial assets that are recorded at fair value on a recurring basis include available-for-sale investment securities, loans held for sale, mortgage servicing rights, investments related to deferred compensation arrangements, and derivative financial instruments. As of December 31, 2025 and 2024, $3.6 billion or 15% and $2.9 billion or 12%, respectively, of our total assets consisted of financial assets recorded at fair value on a recurring basis and most of these financial assets consisted of available-for-sale investment securities measured using information from a third-party pricing service. These investments in debt securities and mortgage-backed securities were all classified in either Levels 1 or 2 of the fair value hierarchy. Financial liabilities that are recorded at fair value on a recurring basis are comprised of derivative financial instruments. As of December 31, 2025 and 2024, $107.2 million and $154.1 million, respectively, or less than 1% of our total liabilities consisted of financial liabilities recorded at fair value on a recurring basis. As of December 31, 2025 and 2024, Level 3 financial assets recorded at fair value on a recurring basis were $0.6 million and $0.7 million, respectively, or less than 1% of our total assets, and were comprised primarily of mortgage servicing rights and derivative financial instruments. As of December 31, 2025 and 2024, there were no Level 3 financial liabilities recorded at fair value on a recurring basis. We also use third-party pricing services to assist our management in determining the value of securities. Our third-party pricing service makes no representations or warranties that the pricing data provided to us is complete or free from errors, omissions, or defects. As a result, we have processes in place to monitor and periodically review the information provided to us by our third-party pricing service such as: 1) Our third-party pricing service provides us with documentation by asset class of inputs and methodologies used to value securities. We review this documentation to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy. This documentation is periodically updated by our third-party pricing service. Accordingly, transfers of securities within the fair value hierarchy are made if deemed necessary. 2) On a quarterly basis, management also selects a sample of securities priced by the Company’s third-party pricing service and reviews the significant assumptions and valuation methodologies used by the pricing service with respect to those securities. The information provided is comprised of market reference data, which may include reported trades; bids, offers, or broker-dealer dealer quotes; benchmark yields and spreads; as well as other reference data as appropriate. Periodically, based on these reviews, management determines whether the current placement of the security in the fair value hierarchy is appropriate or whether transfers may be warranted. 3) On a quarterly basis, management reviews the pricing information received from our third-party pricing service. This review process includes a comparison to a second source. 4) Our third-party pricing service has also established processes for us to submit inquiries regarding quoted prices. Periodically, we will challenge the quoted prices provided by our third-party pricing service. Our third-party pricing service will review the inputs to the evaluation in light of the new market data presented by us. Our third-party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis. Generally, we do not adjust the price from the third-party service provider. 5) On an annual basis, we obtain and review the third party’s most recently issued Service Organization Controls report related to controls placed in operation and tests of operating effectiveness, to update our understanding of the third-party pricing service’s control environment. See Note 20 in Item 8. “Notes to Consolidated Financial Statements” for more information on our fair value measurements. Income Taxes We determine our liabilities for income taxes based on current tax regulations and interpretations in tax jurisdictions where our income is subject to taxation. Currently, we file tax returns for federal, five state and local domestic jurisdictions, and three foreign jurisdictions. In estimating income taxes payable or receivable, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial, and regulatory guidance in the context of each tax position. Accordingly, previously estimated liabilities are regularly reevaluated and adjusted through the provision for income taxes. Changes in the estimate of income taxes payable or receivable occur periodically due to changes in tax rates, interpretations of tax law, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impact the relative merits and risks of each tax position. These changes, when they occur, may affect the provision for income taxes as well as current and deferred income taxes, and may be significant to our consolidated statements of income and condition. Management’s determination of the realization of net deferred tax assets is based upon management’s judgment of various future events and uncertainties, including the timing, character and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2025 and 2024, we carried a valuation allowance of $13.3 million and $9.7 million, respectively, related to our deferred tax assets established in connection with our low-income housing investments. 28

We are also required to record a liability, referred to as an unrecognized tax benefit (“UTB”), for the entire amount of benefit taken in a prior or future income tax return when we determine that a tax position has a less than 50% likelihood of being accepted by the taxing authority. As of December 31, 2025 and 2024, our liabilities for UTBs were $3.5 million and $5.3 million, respectively. Overview We are a regional financial services company serving businesses, consumers, and governments in Hawaiʻi, Guam, and other Pacific Islands. Our principal operating subsidiary, the Bank, was founded in 1897. Our business strategy is to use our unique market knowledge, prudent management discipline and brand strength to deliver exceptional value to our stakeholders. Our business plan is balanced between growth and risk management while maintaining flexibility to adjust to economic changes. We will continue to focus on providing customers with best-in-class service and an innovative mix of products and services. We will also remain focused on continuing to deliver strong financial results while maintaining prudent risk and capital management strategies as well as our commitment to support our local communities. Hawaiʻi Economy As of December 31, 2025, Hawai‘i’s economy faces a challenging environment though conditions have been less severe than earlier anticipated. Tourism continues to soften, with declines in the U.S. mainland market and ongoing weakness in international arrivals, despite modest gains from Japan and Maui’s gradual recovery. Construction remains a key source of stability, supported by major federal contracts and infrastructure projects helping to offset weakness in other sectors. The recent increase in the state minimum wage has boosted incomes for lower-wage workers, however, inflationary pressures continue to build as tariff costs pass through to consumer prices. Federal employment reductions and the 2025 government shutdown have added strain, yet Hawai‘i’s unemployment rate remains low relative to national levels. Hawai‘i’s unemployment rate was 2.2% in December 2025, which was below the U.S. unemployment rate of 4.4%. The median price of single-family home and condominium sales on Oahu increased by 3.5% and decreased by 1.5%, respectively, in 2025 compared to the prior year. The volume of single-family homes sales on Oahu increased 3.5% and condominium sales decreased 1.1% in 2025 compared to the prior year. Inventory of single-family homes and condominiums on Oahu was 2.6 months and 5.9 months, respectively, for December 2025. Earnings Summary Net income for 2025 was $205.9 million, an increase of $55.9 million, or 37.3%, compared to the prior year. Diluted earnings per common share were $4.63 in 2025, an increase of $1.17, or 33.8%, compared to the prior year. Our return on average assets was 0.87% in 2025, an increase of 23 basis points from 2024, and our return on average shareholders’ equity was 11.86% in 2025, compared to 9.78% in the prior year. • The return on average common equity for 2025 was 13.29% compared to 10.85% for the prior year. • Net interest income was $537.5 million in 2025, an increase of $71.0 million compared to the prior year. • Net interest margin was 2.45% in 2025, an increase of 29 basis points from the prior year. • Noninterest income was $179.1 million in 2025, an increase of 3.8% from the prior year, which included an $18.1 million gain related to the sale of our merchant services portfolio partially offset by a $16.8 million loss on the sale of investments in connection with the repositioning of our investment securities portfolio. • Noninterest expense was $443.1 million in 2025, an increase of 3.0% compared to the prior year. • The effective tax rate for 2025 was 21.41% compared with 24.19% for the prior year. • Total non-performing assets were $14.2 million as of December 31, 2025, a decrease of $5.1 million from the prior year. The ratio of non-performing assets to total loans and leases and foreclosed real estate was 0.10% at December 31, 2025, a decrease of 4 basis points from the prior year. • Net loan and lease charge-offs in 2025 were $13.7 million or 10 basis points of total average loans and leases outstanding. Net loan and lease charge-offs in 2025 were comprised of charge-offs of $19.0 29 million partially offset by recoveries of $5.3 million. Compared to 2024, net loan and lease charge-offs increased by $0.8 million or 1 basis point on total average loans and leases outstanding. • The allowance for credit losses on loans and leases was $146.8 million as of December 31, 2025, an increase of $1.8 million from the prior year. The ratio of the allowance for credit losses to total loans and leases outstanding was 1.04% at December 31, 2025, down 2 basis points from the prior year. • Total assets were $24.2 billion as of December 31, 2025, an increase of 2.4% from the prior year. • The investment securities portfolio was $7.8 billion as of December 31, 2025, an increase of $0.4 billion or 6.1% from the prior year. The portfolio remains largely comprised of securities issued by U.S. government agencies and U.S. government-sponsored enterprises. Floating rate securities represented 18.1% of the investment securities portfolio as of December 31, 2025, compared to 16.5% as of December 31, 2024. • Total loans and leases were $14.1 billion as of both December 31, 2025 and 2024. • Total deposits were $21.2 billion as of December 31, 2025, an increase of 2.7% from the prior year. • Total shareholders’ equity was $1.9 billion as of December 31, 2025, an increase of 11.0% from the prior year. • During 2025, we repurchased 76,547 shares of common stock at a total cost of $5.0 million under the share repurchase program. Total remaining buyback authority under the share repurchase program was $121.0 million as of December 31, 2025. • We maintained a quarterly dividend of $0.70 per common share throughout 2025 and 2024. 30

Analysis of Consolidated Statements of Income

Average balances, related income and expenses, and resulting yields and rates, on a taxable-equivalent basis, are presented in Table 1. An analysis of the change in net interest income, on a taxable-equivalent basis, is presented in Table 2.

Average Balances and Interest Rates – Taxable-Equivalent Basis [1] **Table 1**

	2025			2024		
(dollars in millions)	Average Balance	Income/ Expense [2]	Yield/Rate	Average Balance	Income/ Expense [2]	Yield/Rate
Earning Assets						
Cash and Cash Equivalents	$ 551.4	$ 23.4	4.24 %	$ 594.1	$ 30.7	5.17 %
Investment Securities						
Available-for-Sale						
Taxable	3,076.5	112.7	3.66	2,433.8	89.3	3.67
Non-Taxable	28.3	1.7	5.83	9.2	0.6	6.05
Held-to-Maturity						
Taxable	4,409.2	77.8	1.77	4,783.5	84.9	1.78
Non-Taxable	33.9	0.7	2.10	34.5	0.7	2.10
Total Investment Securities	7,547.9	192.9	2.56	7,261.0	175.5	2.42
Loans Held for Sale	2.1	0.2	5.78	2.9	0.2	6.05
Loans and Leases [3]						
Commercial Mortgage	4,045.5	215.7	5.33	3,763.6	205.9	5.47
Commercial and Industrial	1,640.2	82.5	5.03	1,679.8	89.2	5.31
Construction	341.1	24.6	7.21	333.4	25.6	7.66
Commercial Lease Financing	91.8	3.7	4.05	65.1	1.7	2.68
Residential Mortgage	4,650.5	184.6	3.97	4,614.8	182.4	3.95
Home Equity	2,136.8	94.0	4.40	2,217.5	87.8	3.96
Automobile	720.4	37.9	5.26	803.6	37.0	4.61
Other	400.1	30.2	7.55	391.1	27.4	7.01
Total Loans and Leases	14,026.4	673.2	4.80	13,868.9	657.0	4.74
Other	69.5	4.5	6.47	63.2	4.2	6.66
Total Earning Assets	22,197.3	894.2	4.03	21,790.1	867.6	3.98
Non-Earning Assets	1,601.2			1,572.6		
Total Assets	$ 23,798.5			$ 23,362.7		
Interest-Bearing Liabilities						
Interest-Bearing Deposits						
Demand	$ 3,739.3	$ 29.7	0.79 %	$ 3,745.9	$ 33.2	0.89 %
Savings	8,674.1	190.2	2.19	8,362.3	209.7	2.51
Time	3,029.6	104.3	3.44	3,042.3	125.9	4.14
Total Interest-Bearing Deposits	15,443.0	324.2	2.10	15,150.5	368.8	2.43
Securities Sold Under Agreements to Repurchase	56.6	2.2	3.94	118.2	4.6	3.90
Other Debt	563.2	23.9	4.23	560.4	23.8	4.25
Total Interest-Bearing Liabilities	16,062.8	350.3	2.18	15,829.1	397.2	2.51
Net Interest Income		$ 543.9			$ 470.4	
Interest Rate Spread			1.85			1.47
Net Interest Margin			2.45			2.16
Noninterest-Bearing Demand Deposits	5,412.9			5,385.8		
Other Liabilities	586.7			614.6		
Shareholders' Equity	1,736.1			1,533.2		
Total Liabilities and Shareholders' Equity	$ 23,798.5			$ 23,362.7		

1. Due to rounding, the amounts presented in this schedule may not tie to other amounts presented elsewhere in this report.
2. Interest income includes taxable-equivalent basis adjustments, based upon a federal statutory tax rate of 21% of $6.4 million and $3.8 million for the years ended December 31, 2025, and 2024, respectively.
3. Non-performing loans and leases are included in the respective average loan and lease balances.

31

Analysis of Change in Net Interest Income – Taxable-Equivalent Basis Table 2 Year Ended December 31, 2025 Compared to 2024 (dollars in millions) Volume 1 Rate 1 Total Change in Interest Income: Cash and Cash Equivalents $ (2.1) $ (5.2) $ (7.3) Investment Securities Available-for-Sale Taxable 23.6 (0.1) 23.5 Non-Taxable 1.1 0.0 1.1 Held-to-Maturity Taxable (6.6) (0.5) (7.1) Non-Taxable (0.1) — (0.1) Total Investment Securities 18.0 (0.6) 17.4 Loans Held for Sale (0.1) 0.0 (0.1) Loans and Leases Commercial Mortgage 15.1 (5.3) 9.8 Commercial and Industrial (2.1) (4.6) (6.7) Construction 0.6 (1.6) (1.0) Commercial Lease Financing 1.6 0.4 2.0 Residential Mortgage 1.4 0.9 2.3 Home Equity (3.3) 9.5 6.2 Automobile (4.0) 4.9 0.9 Other 0.6 2.2 2.8 Total Loans and Leases 9.9 6.4 16.3 Other 0.4 (0.1) 0.3 Total Change in Interest Income 26.1 0.5 26.6 Change in Interest Expense: Interest-Bearing Deposits Demand (0.1) (3.4) (3.5) Savings 7.6 (27.0) (19.4) Time (0.5) (21.1) (21.6) Total Interest-Bearing Deposits 7.0 (51.5) (44.5) Securities Sold Under Agreements to Repurchase (2.4) 0.0 (2.4) Other Debt 0.1 (0.1) 0.0 Total Change in Interest Expense 4.7 (51.6) (46.9) Change in Net Interest Income $ 21.4 $ 52.1 $ 73.5 1. The change in interest income or expense due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each. Net Interest Income Net interest income is affected by the size and mix of our balance sheet components as well as the spread between interest earned on assets and interest paid on liabilities. Net interest margin is defined as net interest income, on a taxable- equivalent basis, as a percentage of average earning assets. The average balances of our earning assets increased by $407.2 million or 2% in 2025 compared to the prior year, primarily due to increases in the average balances of available-for-sale (“AFS”) investment securities and commercial mortgage loans. Yields on our investment securities portfolio increased by 14 basis points, primarily due to the 32 amortization of lower yielding investments being reinvested into new investments at higher interest rates. This increase was partially offset by lower income earned from interest rate swaps that hedge a portion of our AFS securities portfolio. Yields on our loan and lease portfolio increased by 6 basis points due to higher rates on home equity lines and automobile loans originated, partially offset by the payoffs of higher yielding commercial mortgage and commercial and industrial loans, and the impact of lower rates on our floating rate commercial loans. The average balances of our interest-bearing liabilities increased by $233.7 million or 1% in 2025 compared to the prior year due to an increase in savings deposits. As compared to the same period last year, the cost of our interest-bearing liabilities decreased by 33 basis points during the year ended December 31, 2025, primarily due to a decrease in the prevailing interest rate environment, which was driven by 175 basis points of interest rate cuts by the Federal Open Market Committee from September 2024 through December 2025. Noninterest Income Table 3 presents the major components of noninterest income for 2025 and 2024. Noninterest Income Table 3 Year Ended December 31, (dollars in thousands) 2025 2024 Dollar Change Percent Change Fees, Exchange, and Other Service Charges $ 56,337 $ 57,236 $ (899) (1.6)% Trust and Asset Management 49,319 47,485 1,834 3.9 Service Charges on Deposit Accounts 33,582 32,430 1,152 3.6 Bank-Owned Life Insurance 14,764 13,568 1,196 8.8 Annuity and Insurance 5,211 5,436 (225) (4.1) Mortgage Banking 3,660 4,109 (449) (10.9) Investment Securities Losses, Net (23,395) (7,507) (15,888) (211.6) Other Income 39,612 19,772 19,840 100.3 Total Noninterest Income $ 179,090 $ 172,529 $ 6,561 3.8 % Fees, exchange, and other service charges decreased by $0.9 million or 1.6% in 2025 compared to the prior year, primarily due to the sale of our merchant services portfolio in October 2025 partially offset by an increase in fees generated from our commercial mortgage portfolio. The noninterest income generated from our merchant services portfolio during the years ended December 31, 2025 and 2024 was $8.7 million and $11.3 million, respectively. Investment securities losses increased by $15.9 million or 211.6% in 2025 compared to the prior year, primarily due to a $16.8 million realized loss on the sale of certain securities in connection with the repositioning of $208.4 million AFS securities during the quarter ended December 31, 2025. Other income increased by $19.8 million or 100.3% in 2025 compared to the prior year. The increase was primarily due to a one-time gain of $18.1 million as we sold the economic interests of our merchant services portfolio during the quarter ended December 31, 2025. 33

Noninterest Expense Table 4 presents the major components of noninterest expense for 2025 and 2024. Noninterest Expense Table 4 Year Ended December 31, (dollars in thousands) 2025 2024 Dollar Change Percent Change Salaries $ 158,229 $ 154,538 $ 3,691 2.4 % Incentive Compensation 19,455 15,708 3,747 23.9 Retirement and Other Benefits 17,228 15,408 1,820 11.8 Share-Based Compensation 15,527 13,667 1,860 13.6 Medical, Dental, and Life Insurance 15,971 14,900 1,071 7.2 Payroll Taxes 13,502 13,232 270 2.0 Separation Expense 3,688 1,536 2,152 140.1 Commission Expense 5,172 3,575 1,597 44.7 Total Salaries and Benefits 248,772 232,564 16,208 7.0 Net Occupancy 42,019 42,084 (65) (0.2) Net Equipment 40,501 40,886 (385) (0.9) Data Processing 21,985 19,540 2,445 12.5 Professional Fees 16,231 19,319 (3,088) (16.0) FDIC Insurance 11,168 17,850 (6,682) (37.4) Other Expense: Advertising 8,502 7,842 660 8.4 Merchant Transaction and Card Processing Fees 5,297 6,772 (1,475) (21.8) Delivery and Postage Services 6,782 6,865 (83) (1.2) Mileage Program Travel 4,197 4,268 (71) (1.7) Broker’s Charges 2,420 2,002 418 20.9 Other 35,273 30,116 5,157 17.1 Total Other Expense 62,471 57,865 4,606 8.0 Total Noninterest Expense $ 443,147 $ 430,108 $ 33,853 7.9 % Total salaries and benefits expense increased by $16.2 million or 7.0% in 2025 compared to the prior year primarily due to increases in base salaries, which is generally attributable to increases in merit, incentive compensation attributed to our improved financial performance during the year, and separation expense. Data processing expense increased by $2.4 million or 12.5% in 2025 compared to the prior year primarily due to an increase in data services fees related to the additional costs incurred in connection with outsourcing. Professional fees expense decreased by $3.1 million or 16.0% in 2025 compared to the prior year primarily due to a decrease in consulting and outsourcing costs incurred. FDIC insurance expense decreased by $6.7 million or 37.4% in 2025 compared to the prior year, primarily due to a partial reduction of the FDIC special assessment in 2025. Total other expense increased by $4.6 million or 8.0% in 2025 compared to the prior year primarily due to a $1.1 million donation to the Bank of Hawaii Foundation, and an increase in pension and post-retirement expenses, telephone charges, travel expenses, and broker’s charges, partially offset by a decrease in merchant transactions and card processing fees. 34

Income Taxes

Table 5 presents our provision for income taxes and effective tax rates for 2025 and 2024:

Provision for Income Taxes and Effective Tax Rates **Table 5**

(dollars in thousands)		Provision for Income Taxes	Effective Tax Rates
2025	$	56,080	21.41 %
2024	$	47,857	24.19 %

The provision for income taxes was $56.1 million in 2025, an increase of $8.2 million compared to the prior year. The effective tax rate for 2025 was 21.41%, a decrease from 24.19% for the prior year. The lower effective tax rate in 2025 compared to the prior year was primarily due to a decrease in nondeductible compensation, and increases in tax benefits related to low-income housing investments, as well as a change in discrete items.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, permanently extending several tax provisions originally introduced under the 2017 Tax Cuts and Jobs Act that were set to expire at the end of 2025. The OBBBA also introduced changes to certain U.S. corporate tax rules, most of which take effect in 2026. We have evaluated the impact of the OBBBA and do not expect any material changes to our effective tax rate or results of operations.

Analysis of Business Segments

Our business segments are Consumer Banking, Commercial Banking, and Treasury and Other. Table 6 summarizes net income from our business segments for 2025 and 2024. Additional information about segment performance is presented in Note 12 in Item 8. "Notes to Consolidated Financial Statements."

Business Segment Net Income **Table 6**

	Year Ended December 31,						
(dollars in thousands)		2025		2024		Dollar Change	Percent Change
Consumer Banking	$	118,400	$	129,502	$	(11,102)	(9)%
Commercial Banking		142,120		119,423		22,697	19
Total		260,520		248,925		11,595	5
Treasury and Other		(54,618)		(98,931)		44,313	45
Consolidated Total	$	205,902	$	149,994	$	55,908	37 %

Consumer Banking

Net income decreased by $11.1 million or 9% in 2025 compared to the prior year, primarily due to an increase in noninterest expense and a decrease in net interest income. This was partially offset by an increase in noninterest income. Noninterest expense increased by $9.7 million or 3%, primarily due to higher salaries and benefits expenses, mobile and online banking platform costs, operational losses, card production costs, temporary service expenses, and allocated administrative and support unit costs. Net interest income decreased by $7.2 million or 2%, primarily due to lower deposit spreads on higher deposit balances. Noninterest income increased by $1.4 million or 1%, primarily due to increases in trust and asset management income, monthly service fees, overdraft fees, and credit card commissions, partially offset by a decrease in mortgage banking income.

Commercial Banking

Net income increased by $22.7 million or 19% in 2025 compared to the prior year, primarily due to an increase in net interest income and noninterest income, and a decrease in noninterest expense. Net interest income increased by $13.6 million or 6%, primarily due to an increase in loan balances, primarily in commercial mortgages, as well as a net increase in allocated interest income related to increases in balances and spreads on interest-bearing and savings deposits, partially offset by a decline in noninterest-bearing deposit balances and allocated interest income. Noninterest income increased by $18.3 million or 64%, primarily due to a one-time payment on the sale of the Bank's merchant services portfolio in the fourth quarter, higher customer derivative program revenue, loan and commitment fees, analyzed deposit account fees and a one-time gain on sale of leased assets, partially offset by a reduction in merchant revenues and terminal rentals due to the sale of the portfolio. Noninterest expense decreased by $0.6 million or 1%, primarily due to lower merchant transaction

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processing fees, salaries and benefits, occupancy and equipment expenses, and fewer operational losses in the period, partially offset by increases in data processing, professional services, and allocated administrative, support unit and branch expenses. Treasury and Other Net loss decreased by $44.3 million or 45% in 2025 compared to the prior year, primarily due to a decrease in net interest expense, partially offset by a decrease in noninterest income and an increase in noninterest expense. Net interest expense decreased by $64.5 million or 97%, primarily due to lower funding costs and an increase in interest income from higher asset yields. Noninterest income decreased by $13.1 million or 143%, primarily due to a loss on sale of $208.4 million of investment securities in conjunction with the fourth quarter portfolio repositioning transaction, partially offset by increases in other income and bank-owned life insurance income. The provision for credit losses and income taxes in this business segment represents the residual amounts to arrive at the total amount for the Company. Analysis of Consolidated Statements of Condition Cash and Cash Equivalents Cash and cash equivalents were $946.5 million as of December 31, 2025, an increase of $182.9 million or 24.0% from the prior year. The increase was primarily due to a net increase in deposits partially offset by an increase in our investment portfolio. Investment Securities The carrying value of our investment securities portfolio was $7.8 billion and $7.3 billion as of December 31, 2025 and 2024, respectively. The increase was primarily due to the purchase of $1.3 billion in available-for-sale investment securities during the year ended December 31, 2025, of which $392.9 million were floating rate securities. The increase was partially offset by the amortization of existing securities. 36

Table 7 presents the maturity distribution at amortized cost, weighted-average yield to maturity, and fair value of our investment securities.

Maturities and Average Yield on Securities **Table 7**

(dollars in millions)	1 Year or Less	Weighted Average Yield	After 1 Year - 5 Years	Weighted Average Yield	After 5 Years - 10 Years	Weighted Average Yield	Over 10 Years	Weighted Average Yield	Total	Weighted Average Yield	Fair Value
As of December 31, 2025											
Available-for-Sale [1]											
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 70.4	1.1 %	$ 77.8	2.9 %	$ 73.2	4.8 %	$ —	— %	$ 221.3	2.9 %	$ 218.3
Debt Securities Issued by States and Political Subdivisions	0.3	2.1	47.3	2.0	24.7	2.1	—	—	72.3	2.0	66.3
Debt Securities Issued by U.S. Government-Sponsored Enterprises	0.8	2.1	—	—	—	—	—	—	0.8	2.1	0.8
Debt Securities Issued by Corporations	60.0	3.8	601.6	4.0	90.8	3.0	—	—	752.4	3.8	735.6
Collateralized Mortgage Obligations [2]:											
Residential - U.S. Government-Sponsored Enterprises	0.8	1.1	636.5	4.7	927.1	3.3	—	—	1,564.4	3.9	1,488.5
Commercial - U.S. Government-Sponsored Enterprises	—	—	180.9	4.5	38.9	2.3	129.8	3.2	349.6	3.8	329.8
Commercial - Non-Agency	—	—	60.6	5.4	—	—	—	—	60.6	5.4	60.6
Total Collateralized Mortgage Obligations	0.8	1.1	878.0	4.7	966.0	3.2	129.8	3.2	1,974.6	3.9	1,878.9
Mortgage-Backed Securities [2]											
Residential - U.S. Government-Sponsored Enterprises	5.1	1.4	182.4	1.4	447.9	4.5	—	—	635.4	3.6	610.8
Total Mortgage-Backed Securities	5.1	1.4	182.4	1.4	447.9	4.5	—	—	635.4	3.6	610.8
Total Available-for-Sale	$ 137.4	2.3 %	$1,787.1	4.0 %	$1,602.6	3.6 %	$ 129.8	5.0 %	$3,656.8	3.7 %	$3,510.7
Held-to-Maturity											
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ —	— %	$ 74.8	1.3 %	$ 49.6	1.5 %	$ —	— %	$ 124.5	1.4 %	$ 115.8
Debt Securities Issued by Corporations	—	—	—	—	10.2	1.6	—	—	10.2	1.6	8.7
Collateralized Mortgage Obligations [2]:											
Residential - U.S. Government-Sponsored Enterprises	7.7	2.9	82.5	2.1	1,905.6	1.4	—	—	1,995.8	1.4	1,715.8
Commercial - U.S. Government-Sponsored Enterprises	1.7	2.7	86.0	1.4	141.8	1.7	177.5	1.4	407.0	1.5	328.9
Total Collateralized Mortgage Obligations	9.4	2.9	168.5	1.8	2,047.4	1.4	177.5	1.4	2,402.8	1.4	2,044.7
Mortgage-Backed Securities [2]											
Commercial - U.S. Government-Sponsored Enterprises	—	6.7	87.4	2.7	1,610.8	2.1	—	—	1,698.2	2.2	1,474.5
Residential - U.S. Government-Sponsored Enterprises	—	—	—	—	10.0	1.8	—	—	10.0	1.8	8.3
Total Mortgage-Backed Securities	—	6.7	87.4	2.7	1,620.8	2.1	—		1,708.2	2.2	1,482.8
Total Held-to-Maturity	$ 9.4	2.9 %	$ 330.7	1.9 %	$3,728.1	1.7 %	$ 177.5	1.4 %	$4,245.7	1.7 %	$3,652.0
Total Investment Securities											
As of December 31, 2025	$ 146.8		$2,117.8		$5,330.6		$ 307.3		$7,902.5		$7,162.6
As of December 31, 2024	$ 62.3		$2,295.6		$5,177.2		$ 30.8		$7,565.9		$6,510.4

1 Weighted-average yields on investment securities available-for-sale are based on amortized cost.
2 Information for mortgage-backed securities, collateralized mortgage obligations, and small business administration securities reflect weighted average life, including anticipated future prepayments.

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds deployed into investment securities, change the composition of our investment securities portfolio, and change the proportion of investments made into the available-for-sale and held-to-maturity investment categories.

Mortgage-backed securities issued by Ginnie Mae, Fannie Mae, and Freddie Mac continue to be the largest concentrations in the portfolio. As of December 31, 2025, the issuers of these securities carry credit ratings equivalent to those of the U.S. Government, reflecting the explicit and/or implicit guarantees provided, and have a long history of zero credit loss.

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Gross unrealized gains in our investment securities portfolio were $12.0 million and $1.3 million as of December 31, 2025 and 2024, respectively. Gross unrealized losses in the investment securities portfolio were $751.9 million and $1.1 billion as of December 31, 2025 and 2024, respectively. The decrease in gross unrealized losses was primarily due to a decrease in prevailing interest rates year over year. In addition, the Company recognized $16.8 million of gross losses on sales of AFS securities during the fourth quarter of 2025 as part of a repositioning of the Company's AFS securities portfolio.

As of December 31, 2025, we had the intent and ability to hold these securities and do not expect to be required to sell them before recovering their amortized cost basis, which may occur at maturity. See Note 2 in Item 8. "Notes to Consolidated Financial Statements" for more information.

The Company's corporate debt securities as of December 31, 2025, had a fair value of $744.3 million. Of this total, $8.7 million was fully guaranteed by the U.S. government. Of the remaining $735.6 million of corporate bonds, all were credit-rated A- or better by at least one nationally recognized statistical rating organization.

Loans and Leases

Table 8 presents the composition of our loan and lease portfolio by major categories.

Loans and Leases **Table 8**

	December 31,				
(dollars in thousands)	2025	2024	2023	2022	2021
Commercial					
Commercial Mortgage	$ 4,205,791	$ 4,020,622	$ 3,749,016	$ 3,725,542	$ 3,152,130
Commercial and Industrial	1,584,245	1,705,133	1,664,068	1,408,645	1,488,700
Construction	208,584	308,898	304,463	260,825	220,254
Lease Financing	88,303	90,756	59,939	69,491	105,108
Total Commercial	6,086,923	6,125,409	5,777,486	5,464,503	4,966,192
Consumer					
Residential Mortgage	4,775,502	4,628,283	4,684,171	4,653,072	4,309,602
Home Equity	2,114,809	2,165,514	2,264,827	2,225,950	1,836,588
Automobile	690,376	764,146	837,830	870,396	736,565
Other	414,440	392,628	400,712	432,499	410,129
Total Consumer	7,995,127	7,950,571	8,187,540	8,181,917	7,292,884
Total Loans and Leases	$ 14,082,050	$ 14,075,980	$ 13,965,026	$ 13,646,420	$ 12,259,076

Commercial loans and leases were $6.1 billion as of December 31, 2025, a decrease of $38.5 million or 0.6% from the prior year, primarily due to our commercial and industrial and construction portfolios amortizing and paying down at a faster rate than new loan production.

Consumer loans and leases were $8.0 billion as of December 31, 2025, an increase of $44.6 million or 0.6% from the prior year, primarily due to higher new loan originations within our residential mortgages.

Loans and Leases - Commercial

The commercial loan and lease portfolio is comprised of commercial mortgages, commercial and industrial loans, construction loans, and lease financing. Commercial mortgage and construction loans are offered to real estate investors, developers, and builders primarily domiciled in Hawai'i. Commercial mortgage loans are secured by first mortgages on commercial real estate at loan-to-value ratios generally not exceeding 75%. Commercial properties are well diversified among property types, with primary concentrations in multi-family, industrial, retail and lodging. The primary source of repayment for investor property is cash flow from the property and for owner-occupied property is the operating cash flow from the business.

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Table 9 presents an additional breakdown of the Company's commercial mortgage portfolio.

Commercial Mortgage Breakdown **Table 9**

	December 31, 2025			December 31, 2024		
(dollars in thousands)	Amount	Percent of Total	% Owner Occupied	Amount	Percent of Total	% Owner Occupied
Multi-family	$ 1,203,151	29 %	— %	$ 1,025,247	25 %	— %
Industrial	776,260	18	38	724,645	18	42
Retail	696,492	17	3	704,780	18	3
Lodging	649,196	15	—	676,350	17	—
Office	336,144	8	22	371,474	9	20
Other [1]	544,548	13	23	518,126	13	26
Total Commercial Mortgage	$ 4,205,791	100 %	12 %	$ 4,020,622	100 %	13 %

1. Amount includes unamortized loan origination fees.

Commercial and industrial loans are made primarily to corporations, middle market, and small businesses for the purpose of financing equipment acquisitions, expansion, working capital, and other general business purposes. Construction loans are made for the purchase or construction of a property for which repayment will be generated by the property. We classify loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. Lease financing consists of sales-type leases used by commercial customers to finance capital purchases. Although our primary market is Hawai'i, the commercial portfolio contains loans to some borrowers based on the U.S. Mainland, including some Shared National Credits, which have a business connection to Hawai'i or are associated with a Hawai'i customer relationship.

Loans and Leases - Consumer

The consumer loan and lease portfolio is comprised of residential mortgage loans, home equity lines and loans, indirect auto loans, and other consumer loans including direct installment loans and indirect auto leases. These products are generally offered in the geographic markets we serve. Our residential mortgage loan portfolio is primarily comprised of fixed-rate loans concentrated in Hawai'i. We also offer a variety of home equity lines and loans, which are primarily secured by first lien mortgages on residential property of the borrower. Automobile lending activities include loans and leases secured by new or used automobiles. We originate automobile loans and leases on an indirect basis through selected dealerships. Direct installment loans are generally unsecured and are primarily used for personal expenses or for debt consolidation.

See Note 3 in Item 8. "Notes to Consolidated Financial Statements" and the "Corporate Risk Profile – Credit Risk" section of Item 7. MD&A for more information on our loan and lease portfolio.

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Table 10 presents the geographic distribution of our loan and lease portfolio.

Geographic Distribution of Loan and Lease Portfolio **Table 10**

(dollars in thousands)	Hawai'i	U.S. Mainland [1]	Guam	Other Pacific Islands	Total
December 31, 2025					
Commercial					
Commercial Mortgage	$ 3,788,244	$ 244,812	$ 172,315	$ 420	$ 4,205,791
Commercial and Industrial	1,370,467	135,563	63,498	14,717	1,584,245
Construction	208,584	—	—	—	208,584
Lease Financing	88,027	—	276	—	88,303
Total Commercial	5,455,322	380,375	236,089	15,137	6,086,923
Consumer					
Residential Mortgage	4,699,089	5,388	70,767	258	4,775,502
Home Equity	2,070,246	37	44,526	—	2,114,809
Automobile	548,585	—	112,084	29,707	690,376
Other	358,190	—	54,030	2,220	414,440
Total Consumer	7,676,110	5,425	281,407	32,185	7,995,127
Total Loans and Leases	$ 13,131,432	$ 385,800	$ 517,496	$ 47,322	$ 14,082,050
Percentage of Total Loans and Leases	93 %	3 %	4 %	0 %	100 %
December 31, 2024					
Commercial					
Commercial Mortgage	$ 3,534,658	$ 297,758	$ 187,777	$ 429	$ 4,020,622
Commercial and Industrial	1,493,386	139,968	62,824	8,955	1,705,133
Construction	308,898	—	—	—	308,898
Lease Financing	90,260	—	496	—	90,756
Total Commercial	5,427,202	437,726	251,097	9,384	6,125,409
Consumer					
Residential Mortgage	4,553,553	5,469	68,932	329	4,628,283
Home Equity	2,119,548	41	45,925	—	2,165,514
Automobile	601,359	—	125,331	37,456	764,146
Other	336,718	—	47,279	8,631	392,628
Total Consumer	7,611,178	5,510	287,467	46,416	7,950,571
Total Loans and Leases	$ 13,038,380	$ 443,236	$ 538,564	$ 55,800	$ 14,075,980
Percentage of Total Loans and Leases	93 %	3 %	4 %	0 %	100 %

[1] For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower's business operations are conducted.

Our commercial and consumer lending activities are concentrated primarily in Hawai'i and the West Pacific. Our commercial loan and lease portfolio to borrowers based on the U.S. Mainland includes participation in shared national credits for customers whose operations and assets extend beyond Hawai'i.

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Table 11 presents a maturity distribution for selected loan categories.

Maturities for Selected Loan Categories [1] **Table 11**

(dollars in thousands)	Due in One Year or Less	Due After One to Five Years	Due After Five to Ten Years	Due After Ten to Fifteen Years	Due After Fifteen Years	Total	Variable Rate Loans [2]	Fixed Rate Loans
	December 31, 2025							
Commercial								
Commercial Mortgage	$ 771,543	$ 1,558,569	$ 1,506,443	$ 183,123	$ 186,113	$ 4,205,791	$ 2,836,479	$ 1,369,312
Commercial and Industrial	298,962	478,569	398,585	166,334	241,795	1,584,245	1,171,971	412,274
Construction	91,375	16,393	39,834	—	60,982	208,584	168,538	40,046
Lease Financing	6,136	46,900	11,566	23,701	—	88,303	—	88,303
Total Commercial	1,168,016	2,100,431	1,956,428	373,158	488,890	6,086,923	4,176,988	1,909,935
Consumer								
Residential Mortgage	889	27,280	122,556	218,007	4,406,770	4,775,502	839,290	3,936,212
Home Equity	3,007	7,697	80,601	335,662	1,687,842	2,114,809	1,111,382	1,003,427
Automobile	12,503	468,069	209,804	—	—	690,376	—	690,376
Other	37,689	255,601	121,150	—	—	414,440	32,551	381,889
Total Consumer	54,088	758,647	534,111	553,669	6,094,612	7,995,127	1,983,223	6,011,904
Total Loans and Leases	$ 1,222,104	$ 2,859,078	$ 2,490,539	$ 926,827	$ 6,583,502	$ 14,082,050	$ 6,160,211	$ 7,921,839

1. Based on contractual maturities.
2. Amount includes adjustable rate loans of $2.4 billion that are still in their fixed rate period.

Goodwill

Goodwill was $31.5 million as of December 31, 2025, and 2024. As of December 31, 2025, based on our qualitative assessment, there were no reporting units where we concluded that the fair value of a reporting unit was less than its carrying amount, including goodwill. See Note 1 in Item 8. "Notes to Consolidated Financial Statements" for more information on our goodwill impairment policy.

Other Assets

Other assets were $632.0 million as of December 31, 2025, a decrease of $104.9 million or 14% from the prior year. The fair value of derivative financial instruments decreased by $61.9 million or 38.3% due to changes in interest rates from December 2024 to December 2025, decreasing the valuation of customer swaps and fair value hedges. Deferred tax assets and tax receivable decreased by $34.1 million or 20% primarily due to temporary book-to-tax differences related to unrealized losses on investment securities. See Note 6 in Item 8. "Notes to Consolidated Financial Statements" for more information on the composition of our other assets.

Deposits

Table 12 presents the components of our deposits by major customer categories as of December 31, 2025, and 2024.

Deposits **Table 12**

(dollars in thousands)	December 31, 2025	December 31, 2024	Dollar Change	Percent Change
Consumer	$ 10,466,617	$ 10,397,777	$ 68,840	0.7 %
Commercial	8,597,265	8,299,590	297,675	3.6
Public and Other	2,124,613	1,935,670	188,943	9.8
Total Deposits	$ 21,188,495	$ 20,633,037	$ 555,458	2.7 %

Total deposits were $21.2 billion as of December 31, 2025, an increase of $555.5 million or 2.7% from the prior year. Consumer deposits increased by $68.8 million due to increases of $185.2 million in savings deposits and $47.2 million in noninterest-bearing deposits, partially offset by a decrease of $163.6 million in time deposits and interest-bearing demand deposits. Commercial deposits increased by $297.7 million primarily from an increase of $349.2 million in noninterest-bearing deposits, interest-bearing demand deposits, and time deposits, partially offset by a decrease of $51.5 million in savings. Public and other deposits increased by $188.9 million due to an increase of $242.5 million in savings and $158.6

41

million in interest-bearing demand deposits, partially offset by a decrease of $201.8 million in time deposits and $10.4 million in noninterest-bearing deposits. Table 13 presents the components of our savings deposits as of December 31, 2025, and 2024. Savings Deposits Table 13 (dollars in thousands) December 31, 2025 December 31, 2024 Dollar Change Percent Change Regular Savings $ 5,383,975 $ 4,934,869 $ 449,106 9.1 % Money Market 3,357,115 3,430,047 (72,932) (2.1) Total Savings Deposits $ 8,741,090 $ 8,364,916 $ 376,174 4.5 % The increase in Regular Savings was primarily due to increases in public deposits of $242.5 million, consumer deposits of $200.9 million, and commercial deposits of $5.7 million. The decrease in Money Market was primarily due to decreases in commercial deposits of $57.2 million and consumer deposits of $15.7 million. Table 14 presents the maturity distribution of the estimated uninsured time deposits as of December 31, 2025, and 2024. Maturity Distribution of Estimated Uninsured Time Deposits Table 14 (dollars in thousands) December 31, 2025 December 31, 2024 Remaining maturity: Three months or less $ 613,444 $ 635,812 After three through six months 396,599 365,354 After six through twelve months 320,938 524,286 After twelve months 86,151 102,795 Total $ 1,417,132 $ 1,628,247 Uninsured amounts are estimated based on the portion of account balances in excess of FDIC insurance limits. Securities Sold Under Agreements to Repurchase Securities sold under agreements to repurchase were $50.0 million and $100.0 million as of December 31, 2025 and December 31, 2024, respectively. In February 2025, a private institution exercised its right to call on a repurchase agreement with a balance of $50.0 million, resulting in its termination. As of December 31, 2025, our remaining repurchase agreement was at a fixed interest rate of 3.89% with a remaining maturity of 3.9 years. Our repurchase agreement was accounted for as a collateralized financing arrangement (i.e., a secured borrowing) and not as a sale and subsequent repurchase of securities. Our remaining repurchase agreement with a private institution may be terminated at earlier specified dates by either the private institution or the Company. See Note 8 in Item 8. “Notes to Consolidated Statements” for more information. Other Debt Other debt was $558.2 million and $558.3 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, our available capacity under our line of credit with the FHLB was $2.1 billion. The FHLB borrowing capacity is secured by residential real estate loan collateral. 42

Pension and Postretirement Plan Obligations

Retirement benefits payable was $20.1 million as of December 31, 2025, a decrease of $3.6 million from the prior year. Our pension and postretirement benefit obligations and net periodic benefit cost are actuarially determined based on a number of key assumptions, including the discount rate, the expected return on plan assets, and the health-care cost trend rate. The accounting for pension and postretirement benefit plans reflects the long-term nature of the obligations and the investment horizon of the plan assets.

The discount rate is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate used to value the present value of future benefit obligations as of each year-end is the rate used to estimate the net periodic benefit cost for the following year. Table 15 presents a sensitivity analysis of a 25-basis point change in discount rates to the pension and postretirement benefit plan's net periodic benefit cost and benefit obligations:

Discount Rate Sensitivity Analysis **Table 15**

			Impact of			
	Base Discount Rate		Discount Rate 25 Basis Point Increase		Discount Rate 25 Basis Point Decrease	
(dollars in thousands)	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
2025 Net Periodic Benefit Cost	5.67 %	5.74 %	$ 16	$ (49)	$ (20)	$ 49
Benefit Plan Obligations as of December 31, 2025	5.40 %	5.62 %	(1,361)	(574)	1,387	588
Estimated 2026 Net Periodic Benefit Cost	5.40 %	5.62 %	19	(49)	(23)	49

See Note 13 in Item 8. "Notes to the Consolidated Financial Statements" for more information on our pension and postretirement benefit plans.

Contractual Obligations

The Company has various contractual obligations that affect its cash flows and liquidity. Our non-cancelable operating leases and finance lease obligations are primarily related to branch premises, equipment, and a portion of the Company's headquarters' building with lease terms extending through 2052. Purchase obligations arise from agreements to purchase goods or services that are enforceable and legally binding. Other contracts included in purchase obligations primarily consist of service agreements for various systems and applications supporting bank operations. Pension and postretirement benefit contributions represent the minimum expected contribution to the unfunded non-qualified pension plan and postretirement benefit plan. Actual contributions may differ from these estimates. Additional information regarding material contractual obligations is presented in Note 8, Note 13, Note 17, Note 19, and Note 22 in Item 8. "Notes to Consolidated Financial Statements."

Foreign Activities

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments, and any other monetary assets which are denominated in dollars or other non-local currency. As of December 31, 2025 and 2024, we did not have cross-border outstandings to any foreign country which exceeded 0.75% of our total assets.

Corporate Risk Profile

Managing risk is an essential part of successfully operating our business. Management believes that the most prominent risk exposures for the Company are credit risk, market risk, liquidity risk management, capital management, and operational risk.

Credit Risk

Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in the loan and lease portfolio by adhering to

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well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits, and other guidelines deemed necessary and prudent. Portfolio exposures at the obligor, industry, product, and/or geographic location levels are actively monitored to manage concentration risk. Furthermore, credit risk management includes an independent credit review process that assesses compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. In addition to utilizing risk management practices that are based upon established and sound lending practices, we adhere to Regulatory Safety and Soundness credit standards. This includes understanding and evaluating our customers’ borrowing needs and capacity to repay, in conjunction with specific risks in their line of business, economic factors, character and history. Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. Lease financing primarily consists of sales-type leases to finance capital purchases ranging from computer equipment to equipment and vehicles. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant’s ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant’s financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant’s credit history supplement the analysis of the applicant’s and/or guarantor’s creditworthiness. Within our commercial and industrial loan portfolio are loans made to non-depository financial institutions (“NDFIs”). NDFIs encompass a wide range of financial entities that provide services similar to those of traditional banking institutions, but do not accept deposits from the general public and are not regulated by the federal banking agencies. As of December 31, 2025 and 2024, total loans to NDFIs were $80.8 million and $136.0 million, representing less than 1.0% of total loans and leases in both years. Commercial mortgages and construction loans are offered to real estate investors, developers, builders, and owner- occupants primarily domiciled in Hawaiʻi. These loans are secured by first mortgages on real estate at loan-to-value (“LTV”) ratios deemed appropriate based on the property type, location, overall quality, and sponsorship. Generally, these LTV ratios do not exceed 75% based on regulatory-compliant appraisals that we obtain for the underlying properties. Commercial properties are well diversified among property types, with primary concentrations in multi-family, industrial, retail and lodging. Commercial mortgage and construction loans are substantially secured by properties located in Hawaiʻi. Commercial mortgage loans are underwritten based on the economic fundamentals of the property and the creditworthiness of the borrower. In evaluating a proposed commercial mortgage loan, we primarily emphasize the ratio of the property’s projected net cash flows to the loan’s debt servicing requirement. The debt service coverage ratio normally is not less than 125% and it is computed after deducting for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal(s) of the borrower. We typically require title insurance insuring the priority of our lien, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required. Owner-occupant commercial mortgage loans are underwritten based upon the cash flow of the business provided that the real estate asset is utilized in the operation of the business. Real estate is evaluated independently as a secondary source of repayment. Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements. We offer a variety of first lien and second lien mortgage loans to consumers within our markets with first lien residential mortgages comprising our largest loan category. Residential mortgage loans are secured by a primary residence, or a secondary residence or investor property and are underwritten to assess the credit risks and financial capacity and repayment ability of the applicant. Decisions are primarily based on LTV ratios, debt-to-income (“DTI”) ratios or debt- service coverage ratios (“DSCR”), liquidity, and credit scores. LTV ratios generally do not exceed 80%, although higher levels are permitted with mortgage insurance. We offer variable rate mortgage loans with interest rates that are subject to change every six months after the third, fifth, seventh, or tenth year, depending on the product and are based on the Secured Overnight Financing Rate (“SOFR”). Variable rate mortgage loans are underwritten at fully indexed interest rates. We do not offer payment-option facilities, sub-prime or Alt-A loans, or any product with negative amortization. We selectively offer interest-only mortgage loans to private banking clients. 44

Home equity lines and loans are secured primarily by a first lien mortgage, or a second lien mortgage on a primary residence, secondary residence, or investor property. The underwriting terms for the home equity product generally permits borrowing availability, in the aggregate, up to 80% of the value of the collateral property for primary residence and up to 75% of the value of the collateral property for secondary residence or investor at the time of origination. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully indexed interest rates. Our procedures for underwriting home equity loans include an assessment of an applicant’s overall financial capacity and repayment ability. Decisions are primarily based on LTV ratios, DTI ratios or DSCR, liquidity and credit scores. Maximum line and loan amounts and LTVs are determined by collateral value and customer segment. Automobile lending activities include loans and leases secured by new or used automobiles, and leases secured by new automobiles. We originate automobile loans on an indirect basis through selected dealerships in Hawaiʻi, Guam and Saipan, and we originate automobile leases on an indirect basis through selected dealerships in Hawaiʻi. Our procedures for underwriting automobile loans and leases include an assessment of an applicant’s overall financial capacity and repayment ability. Although an applicant’s creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the automobile collateral to the proposed loan amount. We require borrowers to maintain full coverage automobile insurance on automobile loans and leases, with the Bank listed as either the loss payee or additional insured. 45

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More

Table 16 presents a five-year history of non-performing assets and accruing loans and leases past due 90 days or more.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More **Table 16**

	December 31,				
(dollars in thousands)	2025	2024	2023	2022	2021
Non-Performing Assets					
Non-Accrual Loans and Leases					
Commercial					
Commercial Mortgage	$ 2,085	$ 2,450	$ 2,884	$ 3,309	$ 8,205
Commercial and Industrial	1,940	4,627	39	37	243
Total Commercial	4,025	7,077	2,923	3,346	8,448
Consumer					
Residential Mortgage	5,382	5,052	2,935	4,239	3,305
Home Equity	4,469	4,514	3,791	4,022	4,881
Total Consumer	9,851	9,566	6,726	8,261	8,186
Total Non-Accrual Loans and Leases	13,876	16,643	9,649	11,607	16,634
Foreclosed Real Estate	295	2,657	2,098	1,040	2,332
Total Non-Performing Assets	$ 14,171	$ 19,300	$ 11,747	$ 12,647	$ 18,966
Accruing Loans and Leases Past Due 90 Days or More					
Consumer					
Residential Mortgage	$ 8,834	$ 3,984	$ 3,814	$ 2,429	$ 3,159
Home Equity	2,152	2,845	1,734	1,673	3,456
Automobile	520	776	399	589	729
Other	753	677	648	683	426
Total Consumer	12,259	8,282	6,595	5,374	7,770
Total Accruing Loans and Leases Past Due 90 Days or More	$ 12,259	$ 8,282	$ 6,595	$ 5,374	$ 7,770
Total Loans and Leases	$ 14,082,050	$ 14,075,980	$ 13,965,026	$ 13,646,420	$ 12,259,076
Ratio of Non-Accrual Loans and Leases to Total Loans and Leases	0.10%	0.12%	0.07%	0.09%	0.14%
Ratio of Non-Performing Assets to Total Loans and Leases and Foreclosed Real Estate	0.10%	0.14%	0.08%	0.09%	0.15%
Ratio of Non-Performing Assets to Total Assets	0.06%	0.08%	0.05%	0.05%	0.08%
Ratio of Commercial Non-Performing Assets to Total Commercial Loans and Leases and Commercial Foreclosed Real Estate	0.07%	0.12%	0.05%	0.06%	0.17%
Ratio of Consumer Non-Performing Assets to Total Consumer Loans and Leases and Consumer Foreclosed Real Estate	0.13%	0.15%	0.11%	0.11%	0.14%
Ratio of Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More to Total Loans and Leases and Foreclosed Real Estate	0.19%	0.20%	0.13%	0.13%	0.22%

Table 17 presents the activity in Non-Performing Assets ("NPAs") for 2025:

(dollars in thousands)	Table 17
Balance at Beginning of Year	$ 19,300
Additions[1]	9,298
Reductions	
Payments	(6,071)
Return to Accrual Status	(2,356)
Sales of Foreclosed Real Estate	(2,868)
Charge-offs/Write-downs[1]	(3,132)
Total Reductions	(14,427)
Balance at End of Year	$ 14,171

1. Excludes loans that are fully charged off and placed on non-accrual status during the same period.

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NPAs consist of non-accrual loans and leases and foreclosed real estate. Changes in the level of non-accrual loans and leases typically are caused by loans and leases that reach a specified past due status, offset by reductions for loans and leases that are charged-off, paid down, sold, transferred to foreclosed real estate, or are no longer classified as non-accrual because they have returned to accrual status. Non-accrual loans and leases as of December 31, 2025 were $13.9 million, a decrease of $2.8 million or 17% from prior year. As of December 31, 2025, our residential mortgage non-accrual loans of $5.4 million were comprised of 18 loans with a weighted average current loan-to-value ratio of 69%. As of December 31, 2025, our home equity non-accrual loans of $4.5 million were comprised of 55 loans with a weighted average current loan-to-value ratio of 52%. Foreclosed real estate represents property acquired as the result of borrower defaults on loans. Foreclosed real estate is recorded at fair value, less estimated selling costs, at the time of foreclosure. On an ongoing basis, properties are appraised as required by market conditions and applicable regulations. Foreclosed real estate was $0.3 million as of December 31, 2025 compared to $2.7 million as of December 31, 2024. If interest due on the balances of all non-accrual loans as of December 31, 2025 had been accrued under the original terms, approximately $1.0 million in additional total interest income would have been recognized in 2025. Loans and Leases Past Due 90 Days or More and Still Accruing Interest Loans and leases past due 90 days or more and still accruing interest were $12.3 million as of December 31, 2025, a $4.0 million or 48% increase from prior year. The increase was primarily in our residential mortgage portfolio. This category includes loans and leases that are well-secured and in the process of collection, as well as loans and leases that have not reached the specified past due status to be placed on non-accrual. 47

Reserve for Credit Losses

The reserve for credit losses consists of the Allowance and the Unfunded Reserve. Table 18 presents the activity in the Company's reserve for credit losses for the years ended December 31:

Reserve for Credit Losses — **Table 18**

(dollars in thousands)	2025	2024	2023	2022	2021
Balance at Beginning of Period	$ 150,649	$ 152,429	$ 151,247	$ 164,297	$ 221,303
Loans and Leases Charged-Off					
Commercial					
Commercial and Industrial	(3,107)	(2,609)	(987)	(925)	(1,117)
Consumer					
Residential Mortgage	—	(385)	(6)	(80)	(316)
Home Equity	(423)	(701)	(82)	(100)	(417)
Automobile	(6,026)	(5,342)	(5,247)	(4,652)	(4,939)
Other	(9,465)	(10,099)	(8,645)	(7,585)	(10,530)
Total Loans and Leases Charged-Off	(19,021)	(19,136)	(14,967)	(13,342)	(17,319)
Recoveries on Loans and Leases Previously Charged-Off					
Commercial					
Commercial and Industrial	345	832	350	552	506
Consumer					
Residential Mortgage	91	303	489	1,193	2,467
Home Equity	573	792	1,073	1,500	1,666
Automobile	2,266	2,168	2,782	2,276	3,510
Other	2,000	2,111	2,455	2,702	3,205
Total Recoveries on Loans and Leases	5,275	6,206	7,149	8,223	11,354
Net Charged-Off - Loans and Leases	(13,746)	(12,930)	(7,818)	(5,119)	(5,965)
Net Charged-Off - Accrued Interest Receivable	—	—	—	(131)	(541)
Provision for Credit Losses [1]					
Loans and Leases	11,984	15,055	9,782	(8,263)	(52,466)
Accrued Interest Receivable [2]	—	—	—	(283)	(1,745)
Unfunded Commitments [3]	(484)	(3,905)	(782)	746	3,711
Total Provision for Credit Losses	11,500	11,150	9,000	(7,800)	(50,500)
Balance at End of Period	$ 148,403	$ 150,649	$ 152,429	$ 151,247	$ 164,297
Components					
Allowance for Credit Losses - Loans and Leases	$ 146,766	$ 148,528	$ 146,403	$ 144,439	$ 157,821
Allowance for Credit Losses - Accrued Interest Receivable [2]	—	—	—	—	414
Reserve for Unfunded Commitments [3]	1,637	2,121	6,026	6,808	6,062
Total Reserve for Credit Losses	$ 148,403	$ 150,649	$ 152,429	$ 151,247	$ 164,297
Average Loans and Leases Outstanding	$ 14,026,427	$ 13,868,916	$ 13,851,551	$ 12,896,510	$ 12,023,669
Ratio of Net Loans and Leases Charged-Off to Average Loans and Leases Outstanding	0.10 %	0.09 %	0.06 %	0.04 %	0.05 %
Ratio of Allowance for Credit Losses to Loans and Leases Outstanding [4]	1.04 %	1.06 %	1.05 %	1.06 %	1.29 %

1. Certain prior period information has been reclassified to conform to current presentations.
2. On December 31, 2020, the Company established a reserve on accrued interest receivable related to loans in which interest payment forbearances were granted. The reserve was recorded as a contra-asset against accrued interest receivable with the offset to provision for credit losses. In 2022, the reserve on accrued interest receivable was fully released.
3. The reserve for unfunded commitments is separately recorded in other liabilities in the consolidated statements of condition. The offsetting provision was recorded in provision for credit losses in the consolidated statements of income.
4. The numerator comprises the Allowance for Credit Losses - Loans and Leases.

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Allowance for Credit Losses

Table 19 and 20 presents the allocation of the Allowance by loan and lease category.

Allocation of Allowance for Credit Losses **Table 19**

	December 31,				
(dollars in thousands)	2025	2024	2023	2022	2021
Commercial					
Commercial Mortgage	$ 50,244	$ 43,745	$ 32,646	$ 32,588	$ 29,997
Commercial and Industrial	23,834	32,840	34,036	24,283	27,650
Construction	3,876	5,315	5,090	4,223	4,311
Lease Financing	1,589	2,000	2,302	2,806	2,992
Total Commercial	79,543	83,900	74,074	63,900	64,950
Consumer					
Residential Mortgage	13,979	15,685	19,452	17,079	20,721
Home Equity	13,261	12,130	14,317	16,654	18,924
Automobile	16,398	17,116	18,799	21,566	25,018
Other	23,585	19,697	19,761	25,240	28,208
Total Consumer	67,223	64,628	72,329	80,539	92,871
Total Allocation of Allowance for Credit Losses	$ 146,766	$ 148,528	$ 146,403	$ 144,439	$ 157,821

Allocation of Allowance as Percent of Loan or Lease Category **Table 20**

	December 31,									
	2025		2024		2023		2022		2021	
	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases
Commercial										
Commercial Mortgage	1.19 %	29.87 %	1.09 %	28.56 %	0.87 %	26.85 %	0.87 %	27.30 %	0.95 %	25.71 %
Commercial and Industrial	1.50	11.25	1.93	12.11	2.05	11.91	1.72	10.32	1.86	12.14
Construction	1.86	1.48	1.72	2.19	1.67	2.18	1.62	1.91	1.96	1.80
Lease Financing	1.80	0.63	2.20	0.64	3.84	0.43	4.04	0.51	2.85	0.86
Total Commercial	1.31	43.22	1.37	43.52	1.28	41.37	1.17	40.04	1.31	40.51
Consumer										
Residential Mortgage	0.29	33.91	0.34	32.88	0.42	33.55	0.37	34.10	0.48	35.15
Home Equity	0.63	15.02	0.56	15.38	0.63	16.22	0.75	16.31	1.03	14.98
Automobile	2.38	4.90	2.24	5.43	2.24	6.00	2.48	6.38	3.40	6.01
Other	5.69	2.94	5.02	2.79	4.93	2.86	5.84	3.17	6.88	3.35
Total Consumer	0.84	56.78	0.81	56.48	0.88	58.63	0.98	59.96	1.27	59.49
Total	1.04 %	100.00 %	1.06 %	100.00 %	1.05 %	100.00 %	1.06 %	100.00 %	1.29 %	100.00 %

Allowance for Credit Losses (the "Allowance")

As of December 31, 2025, the Allowance was $146.8 million or 1.04% of total loans and leases outstanding compared with an Allowance of $148.5 million or 1.06% of total loans and leases outstanding as of December 31, 2024. The Allowance reflects management's best estimate of losses over the life of loans and leases in our portfolio in accordance with the CECL approach. The Ratio of Allowance for Credit Losses to Loans and Leases Outstanding was stable compared with the prior year.

Net charge-offs of loans and leases were $13.7 million or 0.10% of total average loans and leases in 2025 compared to $12.9 million or 0.09% of total average loans and leases in the prior year. Net charge-offs in our consumer portfolios were $11.0 million in 2025 compared to $11.2 million in the prior year. Net charge-offs in our commercial portfolios were $2.8 million in 2025 compared to $1.8 million in the prior year.

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The allocation of the Allowance to our commercial portfolio segment decreased by $4.4 million or 5% from the prior year. This decrease was primarily due to reductions in the Allowance of $9.0 million allocated to the commercial and industrial portfolio and $1.4 million allocated to the construction portfolio, partially offset by an increase in the Allowance of $6.5 million allocated to the commercial mortgage portfolio. The net decrease is primarily due to a decline in specific reserves, as well as a lower qualitative adjustment driven by improved Maui conditions and improved outlook for certain commercial borrowers. The allocation of the Allowance to our consumer portfolio segment increased by $2.6 million or 4% from the prior year. This increase was primarily due to increases in the Allowance of $3.9 million allocated to the other portfolio and $1.1 million allocated to the home equity portfolio partially offset by a decrease in the Allowance of $1.7 million allocated to the residential mortgage portfolio. The net increase was primarily due to a weaker forecasted economic outlook. See Note 3 in Item 8. “Notes to Consolidated Financial Statements” for more information on the Allowance and credit quality indicators. Reserve for Unfunded Commitments The Unfunded Reserve was $1.6 million as of December 31, 2025, and $2.1 million as of December 31, 2024, a decrease of $0.5 million, which was primarily due to lower unfunded commitments in our construction loan portfolio. Provision for Credit Losses The provision for credit losses was $11.5 million for the year ended December 31, 2025 compared to $11.2 million in the prior year. The increase in the provision was due to a higher provision for the Allowance for loans and leases, partially offset by a lower provision for the Unfunded Reserve. Other Credit Risks In the normal course of business, we serve the needs of state and political subdivisions in multiple capacities, including traditional banking products such as deposit services, and by investing in municipal debt securities. The carrying value of our municipal debt securities was $66.3 million as of December 31, 2025, and $63.9 million as of December 31, 2024. We also maintained investments in corporate bonds with a carrying value of $745.9 million as of December 31, 2025, and $682.2 million as of December 31, 2024. We are exposed to credit risk in these investments should the issuer of a security be unable to meet its financial obligations. This may result in the issuer failing to make scheduled interest payments and/or being unable to repay the principal upon maturity. Our use of derivative financial instruments exposes the Company to counterparty credit risk. See Note 16 in Item 8. “Notes to Consolidated Financial Statements” for more information. Market Risk Market risk is the potential of loss arising from adverse changes in interest rates and prices. We are exposed to market risk as a consequence of the normal course of conducting our business activities. Our market risk management process involves measuring, monitoring, and mitigating risks that can significantly impact our consolidated statements of income and condition. In this management process, we balance market risks with expected returns to enhance earnings performance while managing volatility to an acceptable level. Our primary market risk exposure is interest rate risk. Interest Rate Risk The objective of our interest rate risk management process is to optimize net interest income while operating within acceptable limits. This involves balancing expected returns with potential earnings and price volatility due to changes in interest rates over short-term, medium-term, and long-term time horizons, while maintaining adequate levels of funding and liquidity. The potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in interest rates. This interest rate risk arises primarily from our core business activities of extending loans, holding the securities portfolio, and accepting deposits. 50

We utilize two management guidelines to measure our interest rate risk exposure: 1) net interest income (“NII”) sensitivity, and 2) economic value of equity (“EVE”) sensitivity. NII and EVE sensitivities measure the estimated percentage change in forward looking net-interest income and economic value, respectively, under instantaneous parallel shocks of the yield curve ranging from -400 basis points to +400 basis points. We measure NII sensitivity over two successive 12-month periods to evaluate interest rate risk over short-term and medium-term time horizons. EVE sensitivity, which captures the present value of all on and off-balance sheet positions, measures interest rate risk over a long-term time horizon. The results are measured relative to established limits and early warning indicators that ensure that fluctuation in income and valuation in both up and down rate shocks remain within levels approved by the Asset and Liability Management Committee (“ALCO”) and the Board of Directors. While we recognize that instantaneous parallel shocks of the entire yield curve are unrealistic, we believe that the application of immediate shocks provides us with a sufficient range of sensitivities to frame our risk exposures. We pay particular attention to the rate shock sensitivities within the range of +/-200 basis points, as we believe this range represents the highest probability of rate movements that could occur in the near to medium term. For the year ended December 31, 2025, we remained within applicable guidelines for such scenarios. The ALCO, which is comprised of members of executive management, utilizes several techniques to manage interest rate risk, which include: • adjusting the balance sheet mix or altering the interest rate characteristics of assets and liabilities; • changing product pricing strategies; • modifying characteristics, including mix and duration, of the investment securities portfolio; and • using derivative financial instruments. Changes in interest rates may have a material impact on earnings and valuation due to balance sheet cash flow, maturity structure and repricing frequency. The investment portfolio and loan portfolios have significant repricing volumes and cash flows from maturities and paydowns, providing opportunities to redeploy funds in order to respond to changes in the rate environment. These assets are primarily funded by deposit balances, which generally have an indeterminate life. Historically, our deposit base consists primarily of core consumer and commercial deposit relationships. While we strive to position our balance sheet to organically reduce volatility in earnings and valuation, primarily through our funding and investment portfolio positioning, as well as product pricing strategies, we have also established a hedging program designed to allow us to adjust the duration of our earning assets synthetically. As of December 31, 2025, our hedging program consisted primarily of pay-fixed interest rate swaps. As interest rates change, we may use different instruments to manage interest rate risk, including caps, floors, swaptions and other commonly utilized derivative instruments. See Note 16 in Item 8. “Notes to Consolidated Financial Statements.” A key element in our ongoing process to measure and monitor interest rate risk is the utilization of an asset/liability simulation model. This model attempts to capture the dynamic nature of assets and liabilities in various interest rate environments. It estimates and measures our balance sheet sensitivity to changes in interest rates. Given the structure of our balance sheet, model results are particularly sensitive to changes in prepayment rates on mortgage-related assets and the repricing behavior of interest-bearing deposits. We utilize a model to estimate the prepayment behavior of our mortgage- related assets, which considers the characteristics of the underlying mortgage loans, including rate (used to gauge refinance incentive), seasoning or age, and seasonality. The model’s forecasted results are regularly tested against historical prepayment behavior and is, in the ordinary course, recalibrated if the difference between actual and projected prepayments exceed established guidelines. Separate models are utilized to project interest-bearing deposit repricing behavior in various interest rate environments. These models were developed based upon our historical repricing behavior over several interest rate cycles. The models’ forecast results are periodically tested against historical pricing and have been and may continue to be recalibrated. We utilize net interest income simulations to analyze short-term income sensitivities to changes in interest rates. Table 21A presents, for the twelve months subsequent to December 31, 2025 and 2024, an estimate of the change in net interest income that would result from a gradual and immediate change in interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. The base case scenario assumes a static balance sheet and generally unchanged interest rates. 51

Net Interest Income Sensitivity Profile **Table 21A**

	Impact on Future Annual Net Interest Income			
(dollars in thousands)	December 31, 2025		December 31, 2024	
Immediate Change in Interest Rates (basis points)				
+400	$ 32,646	5.2 %	$ 31,028	5.6 %
+300	27,489	4.4	25,281	4.6
+200	20,696	3.3	18,783	3.4
+100	11,458	1.8	10,393	1.9
-100	(8,525)	(1.4)	(13,029)	(2.3)
-200	(20,383)	(3.3)	(27,883)	(5.0)
-300	(48,664)	(7.8)	(43,536)	(7.8)
-400	(86,935)	(13.9)	(65,753)	(11.8)

Based on our net interest income simulation as of December 31, 2025, net interest income is expected to increase as interest rates rise. Rising interest rates drive higher income from floating rate loans, investment securities and interest rate swaps, as well as higher reinvestment yields on cash flows. Conversely, declining interest rates cause floating rate loans and investment yields to fall, income on interest rate swaps to decline and cash flows to be reinvested at lower rates. In addition, deposits are assumed to reprice lower than 100% beta, causing interest expense to change less rapidly than market rate changes.

Compared with prior year, NII sensitivity over the next 12 months at December 31, 2025 generally increased in dollar amount, but decreased as a percentage of base. This shift in sensitivity profile was due to several factors including: higher base NII in 2025, an $800 million reduction in active pay-fixed swaps, the implementation of new deposit pricing models with asymmetric beta to rising and falling rate scenarios, and deposit rates hitting floors in the -300 and -400 basis points shock at current lower rate levels.

To analyze the impact of changes in interest rates more realistically, we also simulate non-parallel interest rate scenarios. These scenarios help to isolate the sensitivity of earnings to various points on the yield curve. Based upon our interest rate simulations, the Company is exposed to movements in both the short and long-end of the yield curve. A movement higher or lower in the short-end of the yield curve would lead to floating-rate assets immediately repricing, while liability funding would react on a lag. Thus, net interest income may decrease from the base case in the near term if short-term rates were to decrease, although would benefit if short-term rates were to increase and liabilities maintained their ability to lag market rate increases. A movement higher or lower in the long end of the yield curve would lead to assets repricing over time given ongoing cash flows from maturities and prepayments of investment securities and loans. Net interest income may decrease from the base case should long-term rates decline from their current levels, although would benefit if long-term rates were to increase.

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The following table presents an estimate of the change in EVE that would result from an immediate change in interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. Similar to the sensitivity profile above, the base case scenario assumes the consolidated statements of condition and interest rates are generally unchanged.

Economic Value of Equity Sensitivity Profile **Table 21B**

	Impact on Economic Value of Equity					
(dollars in thousands)	December 31, 2025			December 31, 2024		
Immediate Change in Interest Rates (basis points)						
+400	$	(676,020)	(21.0)%	$	(1,032,211)	(29.1)%
+300		(519,819)	(16.2)		(763,479)	(21.5)
+200		(353,098)	(11.0)		(496,443)	(14.0)
+100		(177,928)	(5.5)		(238,689)	(6.7)
-100		196,634	6.1		177,198	5.0
-200		356,504	11.1		274,546	7.7
-300		315,375	9.8		294,363	8.3
-400		106,004	3.3		(99,219)	(2.8)

Compared to December 31, 2024, EVE sensitivity decreased in the rising rate scenarios and increased in the falling rate scenarios. We implemented new deposit pricing and attrition models during the period, which updated the repricing beta and average life assumptions, and lowered deposit account duration compared to the prior deposit models. This is partially offset by a reduction in the notional balance of active pay-fixed interest rate swaps. These factors resulted in generally lower liability duration, partially offset by higher asset duration, resulting in improved EVE modeling results.

Other Market Risks

In addition to interest rate risk, we are exposed to other forms of market risk in our normal business transactions. Foreign currency holdings expose us to a small degree of foreign currency risk. Our trust and asset management income are at risk to fluctuations in the market values of underlying assets, particularly debt and equity securities. Also, our share-based compensation expense is dependent on the fair value of our restricted stock units and restricted stock at the date of grant. The fair value of restricted stock units and restricted stock is impacted by the market price of the Parent's common stock on the date of grant and is at risk to changes in equity markets, general economic conditions, and other factors.

Liquidity Risk Management

The objective of our liquidity risk management process is to manage cash flow and liquidity in an effort to provide continuous access to sufficient, reasonably priced funds. Funding requirements are impacted by factors such as loan originations and refinancings, changes in deposit balances, liability issuances and settlements, and off-balance sheet funding commitments. We adhere to various regulatory guidelines regarding required liquidity levels and regularly monitor our liquidity position in light of the changing economic environment and customer activity. Based on periodic liquidity assessments, we may alter our asset, liability, and off-balance sheet positions. The ALCO monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk.

We maintain access to ample sources of readily available contingent liquidity. As of December 31, 2025, we had pledged loans and investment securities to the Federal Reserve Discount Window and had remaining borrowing capacity of $7.7 billion. We are also a member of the Federal Home Loan Bank ("FHLB") of Des Moines. As of December 31, 2025, we had pledged loans to the FHLB and had remaining borrowing capacity of $2.1 billion.

In addition, we utilize our investment securities portfolio as collateral to secure deposits of public entities as well as repurchase agreements with private institution counterparties. The high-quality nature of our investment securities portfolio, which consists primarily of government and agency securities, facilitates the use of these assets for pledging purposes.

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Other sources of liquidity also include investment securities in our available-for-sale securities portfolio and our ability to sell loans in the secondary market. Our core deposits have historically provided us with a long-term source of stable and low-cost source of funding. Additional funding is also available through the issuance of long-term debt or equity. General market and economic conditions will impact our ability to borrow funds from external sources, as well as the cost of such borrowing both in terms of rate as well as haircuts on collateral pledged to support such borrowings. Although a significant portion of our investment securities were in an unrealized loss position as of December 31, 2025, we believe we have sufficient access to various forms of liquidity that would alleviate the need to liquidate these investment securities and realize the losses. We continued our focus on maintaining a strong liquidity position. As of December 31, 2025, cash and cash equivalents were $0.9 billion, the carrying value of our available-for-sale investment securities was $3.5 billion, and total deposits were $21.2 billion. As of December 31, 2025, our available-for-sale investment securities portfolio had an average remaining duration of approximately 3.01 years, excluding the impact from our interest rate swaps. Capital Management We actively manage capital, commensurate with our risk profile, to enhance shareholder value. We also seek to maintain capital levels for the Company and the Bank at amounts in excess of the regulatory “well-capitalized” thresholds. Periodically, we may respond to market conditions by implementing changes to our overall balance sheet positioning to manage our capital position. The Company and the Bank are each subject to regulatory capital requirements administered by the federal banking agencies and the Division of Financial Institutions, an agency of the State of Hawai‘i Department of Commerce and Consumer Affairs. Failure to meet minimum capital requirements could cause certain mandatory and discretionary actions by regulators that, if undertaken, would likely have a material effect on our financial statements. The Company and the Bank must meet specific capital guidelines that involve quantitative and qualitative measures intended to ensure capital adequacy. As of December 31, 2025, the Company’s capital levels met the “well-capitalized” requirement under regulatory guidelines. There have been no conditions or events since December 31, 2025, that management believes have changed either the Company’s or the Bank’s capital classifications. The Company’s regulatory capital ratios are presented in Table 22 below. 54

Table 22 presents a five-year history of activities and balances in our capital accounts, along with key capital ratios.

Shareholders' Equity and Regulatory Capital **Table 22**

	December 31,				
(dollars in thousands)	2025	2024	2023	2022	2021
Change in Shareholders' Equity					
Net Income	$ 205,902	$ 149,994	$ 171,202	$ 225,804	$ 253,372
Cash Dividends Paid on Common Shares	(112,956)	(112,313)	(111,795)	(112,557)	(110,633)
Cash Dividends Paid on Preferred Shares	(21,077)	(12,644)	(7,877)	(7,877)	(2,975)
Dividend Reinvestment Program	4,106	4,246	4,535	4,680	4,835
Preferred Stock Issued, Net	—	160,614	—	—	175,487
Common Stock Repurchased Under Share Repurchase Program	(5,001)	—	(9,854)	(49,842)	(27,339)
Equity Compensation Plan Common Stock Repurchases	(3,773)	(5,302)	(4,436)	(5,221)	(3,919)
Other [1]	116,237	68,937	55,472	(349,603)	(51,724)
Increase (Decrease) in Shareholders' Equity	$ 183,438	$ 253,532	$ 97,247	$ (294,616)	$ 237,104
Regulatory Capital					
Total Common Shareholders' Equity	$ 1,506,212	$ 1,322,774	$ 1,238,756	$ 1,141,508	$ 1,436,124
Adjustments:					
CECL Transitional Amount	—	2,375	4,749	7,124	9,498
Goodwill, Net of Deferred Tax Liabilities	(28,746)	(28,746)	(28,746)	(28,746)	(28,747)
Deferred Tax Assets from Tax Credit Carryforwards	(2,191)	—	—	—	—
Postretirement Benefit Liability Adjustments	20,253	23,396	23,261	25,078	33,496
Net Unrealized Losses on Investment Securities, Net of Tax [2]	224,185	319,993	373,427	409,579	32,886
Other	9,097	9,097	198	198	198
Common Equity Tier 1 Capital	1,728,810	1,648,889	1,611,645	1,554,741	1,483,455
Preferred Stock, Net of Issuance Cost	336,101	336,101	175,487	175,487	175,487
Tier 1 Capital	2,064,911	1,984,990	1,787,132	1,730,228	1,658,942
Allowable Reserve for Credit Losses	148,404	148,634	148,400	145,202	153,001
Total Regulatory Capital	$ 2,213,315	$ 2,133,624	$ 1,935,532	$ 1,875,430	$ 1,811,943
Risk-Weighted Assets	$14,246,238	$14,225,908	$14,226,780	$14,238,798	$12,236,805
Key Regulatory Capital Ratios					
Common Equity Tier 1 Capital Ratio	12.14 %	11.59 %	11.33 %	10.92 %	12.12 %
Tier 1 Capital Ratio	14.49	13.95	12.56	12.15	13.56
Total Capital Ratio	15.54	15.00	13.60	13.17	14.81
Tier 1 Leverage Ratio	8.57	8.31	7.51	7.37	7.32

1. Includes unrealized gains and losses on investment securities, minimum pension liability adjustments, and common stock issuances under share-based compensation and related tax impact.
2. Includes unrealized gains and losses related to the Company's reclassification of AFS investment securities to the HTM category.

Shareholders' Equity

As of December 31, 2025, shareholders' equity was $1.9 billion, an increase of $183.4 million or 11.0% from the prior year. For 2025, the increase was attributed to net income of $205.9 million, other comprehensive income of $99.0 million, share-based compensation of $16.2 million, and common stock issuances of $5.1 million offset by cash dividends of $113.0 million paid on common stock shares, cash dividends of $21.1 million paid on preferred stock shares, common stock repurchased under share repurchase program of $5.0 million, and common stock repurchases related to taxes withheld for share based compensation of $3.8 million.

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In 2025, we repurchased 76,547 shares of common stock at a total cost of $5.0 million under our share repurchase program. Remaining buyback authority was $121.0 million as of December 31, 2025. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors. In January 2026, the Parent’s Board of Directors declared a quarterly dividend of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, of $10.94 per share, equivalent to $0.2735 per depositary share and its Fixed Rate Non- Cumulative Perpetual Preferred Stock, Series B, of $20.00 per share, equivalent to $0.5000 per depositary share. The dividends on the Series A Preferred Stock and Series B Preferred Stock were paid on February 2, 2026, to shareholders of record at the close of business on January 16, 2026. In January 2026, the Parent’s Board of Directors declared a quarterly cash dividend of $0.70 per share on the Parent’s outstanding common shares. The dividend will be payable on March 13, 2026, to shareholders of record at the close of business on February 27, 2026. Regulatory Initiatives Affecting the Banking Industry Basel III Under final FRB and FDIC approved rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks minimum requirements increased for both the quantity and quality of capital held by the Company. The Basel III capital standards substantially revised the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries, including the definitions and the components of Tier 1 capital and Total Capital, the method of evaluating risk-weighted assets, institution of a capital conservation buffer, and other matters affecting regulatory capital ratios. Strict eligibility criteria for regulatory capital instruments were also implemented under the rules. The phase-in period for the final rules became effective for the Company on January 1, 2015, with full compliance with all of the final rules’ requirements phased in over a multi-year schedule, which were fully implemented on January 1, 2019. As of December 31, 2025, the Company’s capital levels remained characterized as “well-capitalized.” Management continues to monitor regulatory developments and their potential impact to the Company’s capital and liquidity requirements. Stress Testing Enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018 significantly altered several provisions of the Dodd-Frank Act, including how stress tests are run. Bank holding companies with total assets of less than $100 billion, such as the Company, are no longer subject to company-run stress testing requirements in section 165(i)(2) of the Dodd-Frank Act, including publishing a summary of results. At this time, the Company continues to run internal stress tests as a component of our comprehensive risk management and capital planning process. Operational Risk Operational risk represents the risk of loss resulting from our operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, errors relating to transaction processing and technology, failure to adhere to compliance requirements, and the risk of cyber attacks. We are also exposed to operational risk through our outsourcing arrangements, and the effect that changes in circumstances or capabilities of our outsourcing vendors can have on our ability to continue to perform operational functions necessary to our business. The risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Operational risk is inherent in all business activities, and management of this risk is important to the achievement of Company goals and objectives. Our Operational Risk and Compliance Committee (the “ORC”) provides oversight and assesses the most significant operational risks including cybersecurity risks facing the Company. We have developed a framework that provides for a centralized operating risk management function through the ORC, supplemented by business unit responsibility for managing operational risks specific to their business units. Our internal audit department also validates the system of 56 internal controls through ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors. We continuously strive to strengthen our system of internal controls to improve the oversight of operational risk. While our internal controls have been designed to minimize operational risks, there is no assurance that business disruption or operational losses will not occur. On an ongoing basis, management reassesses operational risks, implements appropriate process changes, and invests in enhancements to our systems of internal controls. Guarantees We pool FHA insured and VA guaranteed residential mortgage loans for sale to Ginnie Mae. We also sell residential mortgage loans in the secondary market to Fannie Mae. The agreements under which we sell residential mortgage loans to Ginnie Mae or Fannie Mae and the insurance or guaranty agreements with the FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although these loans are primarily sold on a non-recourse basis, we may be obligated to repurchase residential mortgage loans or reimburse the respective investor if it is found that required documents were not delivered or were defective. We also service substantially all of the loans we sell to investors in the secondary market. Each agreement under which we act as servicer generally specifies a standard of responsibility for our actions and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of obligations as servicer, we may be subject to various penalties which may include the repurchase of an affected loan or a reimbursement to the respective investor. Item 7A. Quantitative and Qualitative Disclosures About Market Risk See the Market Risk section in Management’s Discussion and Analysis of Financial Condition and Results of Operation included in Item 7 of this report. 57

Item 8. Financial Statements and Supplementary Data Index Page Report of Independent Registered Public Accounting Firm (PCAOB ID: 42) 59 Consolidated Statements of Condition 61 Consolidated Statements of Income 62 Consolidated Statements of Comprehensive Income 63 Consolidated Statements of Shareholders’ Equity 64 Consolidated Statements of Cash Flows 65 Notes to Consolidated Financial Statements 66 58

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Bank of Hawaii Corporation Opinion on the Financial Statements We have audited the accompanying consolidated statements of condition of Bank of Hawaii Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates. 59

Allowance for Credit Losses – Loans and Leases Description of the Matter At December 31, 2025, the Company’s loans and leases portfolio and associated allowance for credit losses (the “Allowance”) totaled $14.1 billion and $146.8 million, respectively. As discussed in Note 1 to the consolidated financial statements, the Company’s current expected credit loss is an estimate of the credit losses expected over the life of an exposure (or pool of exposures). Management’s estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the historical period used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans (environmental factor). The Company also considers future economic conditions and portfolio performance as part of a reasonable and supportable forecast period. This includes a quarterly asset quality review which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration, as well as additional factors that may not be reflected in the net charge- off forecast. Auditing the Company’s Allowance involved a high degree of subjectivity due to the judgment involved in management’s identification and measurement of the qualitative adjustments to the quantitative baseline that were included in the estimate of the Allowance. How We Addressed the Matter in Our Audit We obtained an understanding of the Company’s process for establishing the Allowance and evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement related to the measurement of the Allowance. We tested controls over management’s review of data inputs utilized in the Allowance calculation, management’s identification and review of the qualitative adjustments related to the loan and lease losses and management’s review and approval process over the final determination of the Allowance. To test the identification and measurement of the qualitative adjustments included in management’s estimate of the Allowance, our audit procedures included, among others, evaluating the Allowance methodology used, including management’s consideration of the individual loan portfolio segments, and testing the completeness and accuracy of data from underlying systems and the data warehouse that was used in the determination of qualitative adjustments. We further evaluated management’s assessment of the qualitative adjustments by obtaining an understanding of the basis for any changes in underlying environmental factor adjustments and reasonable and supportable period and giving consideration to qualitative adjustments and other information available within the Company and from external sources focusing on both corroborating and any contrary evidence. /s/ Ernst & Young LLP We have served as the Company’s auditor since 1971. Honolulu, Hawaiʻi February 24, 2026 60

Bank of Hawaii Corporation and Subsidiaries Consolidated Statements of Condition (dollars in thousands, except per share amounts) December 31, 2025 December 31, 2024 Assets Cash and Cash Equivalents $ 946,520 $ 763,571 Investment Securities Available-for-Sale 3,510,652 2,689,528 Held-to-Maturity (Fair Value of $3,651,966 and $3,820,882) 4,245,681 4,618,543 Loans Held for Sale 4,369 2,150 Loans and Leases 14,082,050 14,075,980 Allowance for Credit Losses (146,766) (148,528) Net Loans and Leases 13,935,284 13,927,452 Premises and Equipment, Net 199,747 184,480 Operating Lease Right-of-Use Assets 83,424 80,165 Accrued Interest Receivable 69,899 66,367 Mortgage Servicing Rights 17,455 19,199 Goodwill 31,517 31,517 Bank-Owned Life Insurance 499,795 481,184 Other Assets 632,021 736,958 Total Assets $ 24,176,364 $ 23,601,114 Liabilities Deposits Noninterest-Bearing Demand $ 5,755,371 $ 5,423,562 Interest-Bearing Demand 3,910,952 3,784,984 Savings 8,741,090 8,364,916 Time 2,781,082 3,059,575 Total Deposits 21,188,495 20,633,037 Securities Sold Under Agreements to Repurchase 50,000 100,000 Other Debt 558,176 558,274 Operating Lease Liabilities 92,402 88,794 Retirement Benefits Payable 20,139 23,760 Accrued Interest Payable 22,370 34,799 Other Liabilities 393,570 494,676 Total Liabilities 22,325,152 21,933,340 Commitments and Contingencies (Note 19) Shareholders’ Equity Preferred Stock (Series A, $.01 par value; authorized 180,000 shares issued and outstanding) 180,000 180,000 Preferred Stock (Series B, $.01 par value; authorized 165,000 shares issued and outstanding) 165,000 165,000 Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2025 - 58,780,253 / 39,725,698; and December 31, 2024 - 58,765,907 / 39,762,255) 587 585 Capital Surplus 664,781 647,403 Accumulated Other Comprehensive Loss (244,438) (343,389) Retained Earnings 2,205,707 2,133,838 Treasury Stock, at Cost (Shares: December 31, 2025 - 19,054,555 and December 31, 2024 - 19,003,609) (1,120,425) (1,115,663) Total Shareholders’ Equity 1,851,212 1,667,774 Total Liabilities and Shareholders’ Equity $ 24,176,364 $ 23,601,114 The accompanying notes are an integral part of the Consolidated Financial Statements. 61

Bank of Hawaii Corporation and Subsidiaries Consolidated Statements of Income Year Ended December 31, (dollars in thousands, except per share amounts) 2025 2024 2023 Interest Income Interest and Fees on Loans and Leases $ 667,506 $ 653,615 $ 590,611 Income on Investment Securities Available-for-Sale 114,027 89,705 93,528 Held-to-Maturity 78,387 85,515 92,750 Cash and Cash Equivalents 23,408 30,701 28,380 Other 4,495 4,215 5,106 Total Interest Income 887,823 863,751 810,375 Interest Expense Deposits 324,235 368,764 250,847 Securities Sold Under Agreements to Repurchase 2,227 4,608 16,306 Short-Term Borrowings — — 5,713 Other Debt 23,822 23,799 40,484 Total Interest Expense 350,284 397,171 313,350 Net Interest Income 537,539 466,580 497,025 Provision for Credit Losses 11,500 11,150 9,000 Net Interest Income After Provision for Credit Losses 526,039 455,430 488,025 Noninterest Income Fees, Exchange, and Other Service Charges 56,337 57,236 55,556 Trust and Asset Management 49,319 47,485 43,597 Service Charges on Deposit Accounts 33,582 32,430 31,116 Bank-Owned Life Insurance 14,764 13,568 11,643 Annuity and Insurance 5,211 5,436 4,736 Mortgage Banking 3,660 4,109 4,255 Investment Securities Losses, Net (23,395) (7,507) (11,455) Other 39,612 19,772 37,161 Total Noninterest Income 179,090 172,529 176,609 Noninterest Expense Salaries and Benefits 248,772 232,564 234,079 Net Occupancy 42,019 42,084 39,924 Net Equipment 40,501 40,886 40,251 Data Processing 21,985 19,540 18,836 Professional Fees 16,231 19,319 17,459 FDIC Insurance 11,168 17,850 28,313 Other 62,471 57,865 58,656 Total Noninterest Expense 443,147 430,108 437,518 Income Before Provision for Income Taxes 261,982 197,851 227,116 Provision for Income Taxes 56,080 47,857 55,914 Net Income $ 205,902 $ 149,994 $ 171,202 Preferred Stock Dividends 21,077 12,644 7,877 Net Income Available to Common Shareholders $ 184,825 $ 137,350 $ 163,325 Basic Earnings Per Common Share $ 4.67 $ 3.48 $ 4.16 Diluted Earnings Per Common Share $ 4.63 $ 3.46 $ 4.14 Dividends Declared Per Common Share $ 2.80 $ 2.80 $ 2.80 Basic Weighted Average Common Shares 39,618,830 39,450,737 39,274,291 Diluted Weighted Average Common Shares 39,934,431 39,700,388 39,428,912 The accompanying notes are an integral part of the Consolidated Financial Statements. 62

Bank of Hawaii Corporation and Subsidiaries Consolidated Statements of Comprehensive Income Year Ended December 31, (dollars in thousands) 2025 2024 2023 Net Income $ 205,902 $ 149,994 $ 171,202 Other Comprehensive Income, Net of Tax: Net Change in Unrealized Gains and Losses on Investment Securities 95,808 53,435 36,152 Net Change in Defined Benefit Plans 3,143 (136) 1,818 Other Comprehensive Income 98,951 53,299 37,970 Comprehensive Income $ 304,853 $ 203,293 $ 209,172 The accompanying notes are an integral part of the Consolidated Financial Statements. 63

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

(dollars in thousands except per share amounts)	Preferred Shares Series A Outstanding	Preferred Series A Stock	Preferred Shares Series B Outstanding	Preferred Series B Stock	Common Shares Outstanding	Common Stock	Capital Surplus	Accum. Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance as of December 31, 2022	180,000	$ 180,000	—	$ —	39,835,750	$ 582	$ 620,578	$ (434,658)	$2,055,912	$(1,105,419)	$ 1,316,995
Net Income	—	—	—	—	—	—	—	—	171,202	—	171,202
Other Comprehensive Income	—	—	—	—	—	—	—	37,970	—	—	37,970
Share-Based Compensation	—	—	—	—	—	—	15,656	—	—	—	15,656
Common Stock Issued Under Purchase and Equity Compensation Plans	—	—	—	—	130,286	1	188	—	127	6,065	6,381
Common Stock Repurchased Under Share Repurchase Program	—	—	—	—	(150,000)	—	—	—	—	(9,854)	(9,854)
Equity Compensation Plan Common Stock Repurchases	—	—	—	—	(62,898)	—	—	—	—	(4,436)	(4,436)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	—	—	(111,795)	—	(111,795)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	—	—	(7,877)	—	(7,877)
Balance as of December 31, 2023	180,000	$ 180,000	—	$ —	39,753,138	$ 583	$ 636,422	$ (396,688)	$2,107,569	$(1,113,644)	$ 1,414,242
Net Income	—	$ —	—	$ —	—	$ —	$ —	$ —	$ 149,994	$ —	$ 149,994
Other Comprehensive Income	—	—	—	—	—	—	—	53,299	—	—	53,299
Share-Based Compensation	—	—	—	—	—	—	14,444	—	—	—	14,444
Preferred Stock Issued, Net	—	—	165,000	165,000	—	—	(4,386)	—	—	—	160,614
Common Stock Issued Under Purchase and Equity Compensation Plans	—	—	—	—	96,394	2	923	—	1,232	3,283	5,440
Equity Compensation Plan Common Stock Repurchases	—	—	—	—	(87,277)	—	—	—	—	(5,302)	(5,302)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	—	—	(112,313)	—	(112,313)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	—	—	(12,644)	—	(12,644)
Balance as of December 31, 2024	180,000	$ 180,000	165,000	$ 165,000	39,762,255	$ 585	$ 647,403	$ (343,389)	$2,133,838	$(1,115,663)	$ 1,667,774
Net Income	—	$ —	—	$ —	—	$ —	$ —	$ —	$ 205,902	$ —	$ 205,902
Other Comprehensive Income	—	—	—	—	—	—	—	98,951	—	—	98,951
Share-Based Compensation	—	—	—	—	—	—	16,243	—	—	—	16,243
Common Stock Issued Under Purchase and Equity Compensation Plans	—	—	—	—	97,556	2	1,135	—	—	4,012	5,149
Common Stock Repurchased Under Share Repurchase Program	—	—	—	—	(76,547)	—	—	—	—	(5,001)	(5,001)
Equity Compensation Plan Common Stock Repurchases	—	—	—	—	(57,566)	—	—	—	—	(3,773)	(3,773)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	—	—	(112,956)	—	(112,956)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	—	—	(21,077)	—	(21,077)
Balance as of December 31, 2025	180,000	$ 180,000	165,000	$ 165,000	39,725,698	$ 587	$ 664,781	$ (244,438)	$2,205,707	$(1,120,425)	$ 1,851,212

The accompanying notes are an integral part of the Consolidated Financial Statements.

64

Bank of Hawaii Corporation and Subsidiaries Consolidated Statements of Cash Flows Year Ended December 31, (dollars in thousands) 2025 2024 2023 Operating Activities Net Income $ 205,902 $ 149,994 $ 171,202 Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: Provision for Credit Losses 11,500 11,150 9,000 Depreciation and Amortization 18,788 20,053 21,324 Amortization of Deferred Loan and Lease (Fees) Costs, Net (944) (325) 491 Amortization and Accretion of Premiums/Discounts on Investment Securities, Net 11,374 12,234 13,222 Amortization of Operating Lease Right-of-Use-Assets 11,587 11,469 11,667 Share-Based Compensation 16,243 14,444 15,656 Benefit Plan Contributions (2,191) (2,068) (2,141) Deferred Income Taxes 2,512 (12,220) (11,205) Net Gains on Sales of Loans and Leases (2,257) (2,331) (2,103) Net Realized Losses on Sales of Investment Securities 16,841 — 4,581 Gain on Sale of Merchant Portfolio, Net of Cash Received (16,040) — — Proceeds from Sales of Loans Held for Sale 22,680 61,229 57,738 Originations of Loans Held for Sale (24,725) (59,816) (60,084) Net Change in Other Assets and Other Liabilities (52,932) (32,872) (90,582) Net Cash Provided by Operating Activities 218,338 170,941 138,766 Investing Activities Investment Securities Available-for-Sale: Proceeds from Sales, Prepayments, and Maturities 537,111 213,403 474,897 Purchases (1,267,183) (470,812) (511) Investment Securities Held-to-Maturity: Proceeds from Prepayments and Maturities 388,232 395,411 434,528 Net Change in Loans and Leases (27,194) (99,827) (325,262) Purchases of Premises and Equipment (34,055) (9,679) (9,402) Net Cash (Used in) Provided by Investing Activities (403,089) 28,496 574,250 Financing Activities Net Change in Deposits 555,458 (422,008) 439,349 Repayment of Long-Term Debt (50,098) (50,490) (575,000) Proceeds from Other Debt — — 1,350,000 Repayments of Other Debt — (105) (1,200,104) Proceeds from Issuance of Preferred Stock — 160,614 — Proceeds from Issuance of Common Stock 5,147 5,438 5,878 Common Stock Repurchased Under Share Repurchase Program (5,001) — (9,854) Equity Compensation Plan Common Stock Repurchases (3,773) (5,302) (4,436) Cash Dividends Paid on Common Stock (112,956) (112,313) (111,795) Cash Dividends Paid on Preferred Stock (21,077) (12,644) (7,877) Net Cash Provided by (Used in) Financing Activities 367,700 (436,810) (113,839) Net Change in Cash and Cash Equivalents 182,949 (237,373) 599,177 Cash and Cash Equivalents at Beginning of Period 763,571 1,000,944 401,767 Cash and Cash Equivalents at End of Period $ 946,520 $ 763,571 $ 1,000,944 Supplemental Information Cash Paid for Interest $ 362,714 $ 403,394 $ 282,025 Cash Paid for Income Taxes 24,902 31,240 52,246 Non-Cash Investing and Financing Activities: Transfers from Loans to Foreclosed Real Estate 588 708 1,625 Transfers from Loans Held for Sale to Loans — — 569 The accompanying notes are an integral part of the Consolidated Financial Statements. 65

Note 1. Summary of Significant Accounting Policies Basis of Presentation Bank of Hawaii Corporation (the “Parent”) is a Delaware corporation and a bank holding company headquartered in Honolulu, Hawaiʻi. Bank of Hawaii Corporation and its subsidiaries (collectively, the “Company”) provide a broad range of financial products and services to customers in Hawaiʻi, Guam, and other Pacific Islands. The majority of the Company’s operations consist of customary commercial and consumer banking services including, but not limited to, lending, leasing, deposit services, trust and investment activities, brokerage services, and trade financing. The accounting and reporting principles of the Company conform to U.S. generally accepted accounting principles (“GAAP”) and prevailing practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements. Certain prior period information has been reclassified to conform to the current year presentation. The following is a summary of the Company’s significant accounting policies: Consolidation The accompanying Consolidated Financial Statements include the accounts of the Parent and its subsidiaries. The Parent’s principal operating subsidiary is Bank of Hawaiʻi (the “Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation. Variable Interest Entities Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in an entity’s net asset value. The primary beneficiary consolidates the variable interest entity (“VIE”). The primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. The Company has limited partnership interests in several low-income housing partnerships. These partnerships provide funds for the construction and operation of apartment complexes that provide affordable housing to lower-income households. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners. The tax credits are generally recognized over 10 years for federal and 5 years for state. In order to continue receiving the tax credits each year over the life of the partnership, the low-income residency targets must be maintained. Unfunded commitments to fund these low-income housing partnerships were $113.7 million and $119.0 million as of December 31, 2025 and 2024, respectively. These unfunded commitments are unconditional and legally binding and are recorded in other liabilities in the consolidated statements of condition. See Note 17 Affordable Housing Projects Tax Credit Partnerships for more information. Although these entities meet the definition of a VIE, the Company is not the primary beneficiary of the entities, as the general partner has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. While the partnership agreements allow the limited partners, through a majority vote, to remove the general partner, this right is not deemed to be substantive as the general partner can only be removed for cause. The investments in these entities are initially recorded at cost, which approximates the maximum exposure to loss as a result of the Company’s involvement with these unconsolidated entities. The balance of the Company’s investments in these entities was $224.7 million and $233.2 million as of December 31, 2025 and 2024, respectively, and is included in other assets in the consolidated statements of condition. 66

Investment Securities Investment securities are accounted for according to their purpose and holding period. Trading securities are those that are bought and held principally for the purpose of selling them in the near term. The Company held no trading securities as of December 31, 2025 and 2024. Available-for-sale investment securities, comprised of debt, collateralized mortgage obligations, and mortgage-backed securities, are those that may be sold before maturity due to changes in the Company’s interest rate risk profile or funding needs, and are reported at fair value with unrealized gains and losses, net of taxes, reported as a component of other comprehensive income. Held-to-maturity investment securities, comprised of debt, collateralized mortgage obligations, and mortgage-backed securities, are those that management has the positive intent and ability to hold to maturity and are reported at amortized cost. Realized gains and losses are recorded in noninterest income and are determined on a trade date basis using the specific identification method. Interest and dividends on investment securities are recognized in interest income on an accrual basis. Premiums and discounts are amortized or accreted into interest income using the interest method over the expected lives of the individual securities. Transfers of debt securities from the available-for-sale category to the held-to-maturity category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer remains in accumulated other comprehensive income and in the carrying value of the held-to-maturity investment security. Premiums or discounts on investment securities are amortized or accreted as an adjustment of yield using the interest method over the estimated life of the security. Unrealized holding gains or losses that remain in accumulated other comprehensive income are also amortized or accreted over the estimated life of the security as an adjustment of yield, offsetting the related amortization of the premium or accretion of the discount. Loans Held for Sale Residential mortgage loans with the intent to be sold in the secondary market are accounted for on an aggregate basis under the fair value option. Fair value is primarily determined based on quoted prices for similar loans in active markets. Non- refundable fees and direct loan origination costs related to residential mortgage loans held for sale are recognized as part of the cost basis of the loan at the time of sale. Gains and losses on sales of residential mortgage loans (sales proceeds minus carrying value) are recorded in the mortgage banking component of noninterest income. Commercial loans that management has an active plan to sell are valued on an individual basis at the lower-of-cost-or fair value. Fair value is primarily determined based on quoted prices for similar loans in active markets or agreed upon sales prices. Any reduction in the loan’s value, prior to being transferred to the held-for-sale category, is reflected as a charge-off of the recorded investment in the loan resulting in a new cost basis, with a corresponding reduction in the allowance for credit losses (the “Allowance”). Further changes in the fair value of the loan are recognized in noninterest expense. Loans and Leases Loans are reported at the principal amount outstanding, net of unearned income including unamortized deferred loan fees and costs, and cumulative net charge-offs. Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs, and unearned discounts and premiums, if any, are deferred and are generally amortized into interest income as yield adjustments using the interest method over the contractual life of the loan. Loan commitment fees are generally recognized into noninterest income. Other credit-related fees are recognized as fee income, a component of noninterest income, when earned. The Company’s lease financing arrangements primarily consist of equipment and automobile leases. These lease arrangements are classified as sales-type leases despite not receiving a selling profit at lease inception. Sales-type leases are carried at the aggregate of lease payments receivable plus the estimated residual value of leased property, less unearned income. Unearned income on sales-type leases is recognized over the lease term by methods that approximate the interest method. Residual values on leased assets are periodically reviewed for impairment. Non-Performing Loans and Leases Generally, all classes of commercial loans and leases are placed on non-accrual status upon becoming contractually past due 90 days as to principal or interest (unless loans and leases are adequately secured by collateral, are in the process of collection, and are reasonably expected to result in repayment), when terms are renegotiated below market levels, or where 67 substantial doubt about full repayment of principal or interest is evident. For residential mortgage and home equity loan classes, loans past due 120 days as to principal or interest may be placed on non-accrual status and a partial charge-off may be recorded, depending on the collateral value and whether the loan is in the process of collection. For automobile and other consumer loan classes, the entire outstanding balance of the loan is charged off when the loan becomes 120 days past due as to principal or interest. When a loan or lease is placed on non-accrual status, the accrued and unpaid interest receivable is reversed and the loan or lease is accounted for on the cash or cost recovery method until qualifying for return to accrual status. Payments received on non-accrual loans and leases are normally applied against the principal balance of the loan or lease. Payments may be recognized as income if full collection of principal and interest is reasonably assured. A loan or lease may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan or lease agreement and when doubt about repayment is resolved. Generally, for all classes of loans and leases, a charge-off is recorded when it is probable that a loss has been incurred and when it is possible to determine a reasonable estimate of the loss. For all classes of commercial loans and leases, a charge- off is determined on a judgmental basis after due consideration of the debtor’s prospects for repayment and the fair value of collateral. For the pooled segment of the Company’s commercial and industrial loan class, which consists of small business loans, the entire outstanding balance of the loan remains on accrual status until it is charged off during the month that the loan becomes 120 days past due as to principal or interest. As previously mentioned, for residential mortgage and home equity loan classes, a partial charge-off may be recorded at 120 days past due as to principal or interest depending on the collateral value and/or the collectability of the loan. In the event that a loan or line in the home equity loan class is behind another financial institution’s first mortgage, the entire outstanding balance of the loan is charged off when the loan becomes 120 days past due as to principal or interest, unless the combined loan-to-value ratio is 60% or less. As noted above, loans in the automobile and other consumer loan classes are charged off in its entirety upon the loan becoming 120 days past due as to principal or interest. Collateral-Dependent Loans A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of loans and leases deemed collateral-dependent, the Company elected the practical expedient to estimate expected credit losses based on the collateral’s fair value less cost to sell. In most cases, the Company records a partial charge-off to reduce the loan’s carrying value to the collateral’s fair value less cost to sell. Substantially all of these loans are collateralized by various types of real estate. Reserve for Credit Losses The Company’s reserve for credit losses is comprised of the Allowance and the Unfunded Reserve. Allowance for Credit Losses (the “Allowance”) The current expected credit loss (“CECL”) approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable (“R&S”) forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. The Company also considers future economic conditions and portfolio performance as part of an R&S forecast period. Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company has designated two portfolio segments of loans and leases, commercial and consumer. These portfolio segments are further disaggregated into classes, which represent loans and leases of similar type, risk characteristics, and methods for monitoring and assessing credit risk. The commercial portfolio segment is disaggregated into four classes, commercial and industrial, commercial mortgage, construction, and lease financing. The consumer portfolio segment is also disaggregated into four classes, residential mortgage, home equity, auto, and other 68

(which is comprised of revolving credit, installment, and consumer lease financing arrangements). Each commercial and consumer portfolio class is also segmented based on risk characteristics. Commercial Portfolio Segment The historical loss experience for the commercial portfolio segment is primarily determined by using a Cohort method. This method pools loans into groups (“cohorts”) sharing similar risk characteristics based on portfolio class and risk ratings and tracks each cohort’s historical net charge-offs to calculate a historical loss rate. The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment. The Company also considers qualitative adjustments to the quantitative baseline such as the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk, such as geographic, large borrower, industry; and economic trends and conditions, such as Hawaiʻi unemployment, real estate prices and market conditions, and visitor arrivals. The Company also considers changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans. The Company also incorporates an R&S loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the commercial portfolio, which could differ from historical loss experience. The Company performs asset quality reviews which include a review of forecasted delinquencies, gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration. The results of the asset quality review are used to consider qualitative adjustments to the quantitative baseline. After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan. The Company establishes a specific reserve for individually evaluated loans which do not share similar risk characteristics with the loans evaluated using a collective or pooled basis. These individually evaluated loans are removed from the pooling approach discussed above for the quantitative baseline. Individually evaluated loans may include non-accrual and doubtful loans as well as other loans with unique risk characteristics that justify separate analysis as deemed appropriate by management. Consumer Portfolio Segment The historical loss experience for the consumer portfolio segment is primarily determined using a Vintage method. This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originated in the same period, known as a vintage. The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment. The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub- segmented further based on historical loss behavior. For example, the Company sub-segments residential mortgages by geography and home equity by lien position. The Company also considers qualitative adjustments to the quantitative baseline. For example, the Company considers the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. The environmental factors considered for the consumer portfolio are similar to the aforementioned factors considered for the commercial portfolio. The Company also incorporates an R&S loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the consumer portfolio which could differ from historical loss experience. The Company performs asset quality reviews which include a review of forecasted delinquencies, gross charge-offs and recoveries, and nonperforming assets. Asset quality review results are used to consider qualitative adjustments to the quantitative baseline. The Company has chosen an immediate reversion back to average historical loss rates following the one-year R&S loss forecast period. The reversion method does not reflect uncertainties beyond the R&S loss forecast period, for which the Company has addressed through other qualitative adjustments. 69

The Company establishes a specific reserve for individually evaluated loans that do not share similar risk characteristics with the loans evaluated using a collective or pooled basis. See Note 3 Loans and Leases and the Allowance for Credit Losses for more information. Allowance for Credit Losses - Held-to-Maturity (“HTM”) Debt Securities The Company’s HTM debt securities are also required to utilize the CECL approach to estimate expected credit losses. Substantially all of the Company’s HTM debt securities are issued by U.S. government agencies or U.S. government- sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government and have a long history of zero credit loss. Therefore, the Company did not record an allowance for credit losses for these securities. Allowance for Credit Losses - Available-for-Sale (“AFS”) Debt Securities The impairment model for available-for-sale (“AFS”) debt securities differs from the CECL approach utilized by HTM debt securities because AFS debt securities are measured at fair value rather than amortized cost. For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criteria is met, the security’s amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit losses. Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. See Note 2 Investment Securities for more information. Reserve for Unfunded Commitments The Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancelable by the Company. The Unfunded Reserve is recognized as a liability (other liabilities in the consolidated statements of condition) and the offsetting adjustment to the reserve is recognized in provision for credit losses in the consolidated statements of income. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates. If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw. Expected loss rates are estimated using the loss rates calculated for the corresponding loan category in the Allowance. For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology. Cash and Cash Equivalents Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and funds sold. All amounts are readily convertible to cash and have maturities of less than 90 days. Premises and Equipment Premises and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Capital leases are included in premises and equipment at the capitalized amount less accumulated amortization. Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives generally range up to 30 years for buildings and up to 10 years for equipment. Capitalized leased assets and leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease 70 term. Repairs and maintenance are charged to expense as incurred, while improvements which extend the estimated useful life of the asset are capitalized and depreciated over the estimated remaining life of the asset. Premises and equipment are periodically evaluated for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of premises and equipment are less than its carrying amount. In that event, the Company records a loss for the difference between the carrying amount and the fair value of the asset based on quoted market prices, if applicable, or a discounted cash flow analysis. Foreclosed Real Estate Foreclosed real estate consists of properties acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. These properties are recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property’s fair value at the time of acquisition, a charge-off is recorded against the Allowance. If the fair value of the property at the time of acquisition exceeds the carrying amount of the loan, the excess is recorded either as a recovery to the Allowance if a charge-off had previously been recorded, or as a gain on initial transfer in other noninterest income. Subsequent decreases in the property’s fair value and operating expenses of the property are recognized through charges to other noninterest expense. The fair value of the property acquired is based on third-party appraisals, broker price opinions, recent sales activity, or a combination thereof, subject to management judgment. Mortgage Servicing Rights Mortgage servicing rights are recognized as assets when mortgage loans are sold and the rights to service those loans are retained. Mortgage servicing rights are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company’s mortgage servicing rights accounted for under the fair value method are carried at fair value with changes in fair value recorded in mortgage banking income in the period in which the change occurs. Changes in the fair value of mortgage servicing rights are primarily due to changes in valuation inputs, assumptions, and the collection and realization of expected cash flows. The Company’s mortgage servicing rights accounted for under the amortization method are initially recorded at fair value. However, these mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. An impairment analysis is prepared on a quarterly basis by estimating the fair value of the mortgage servicing rights and comparing that value to the carrying amount. A valuation allowance is established when the carrying amount of these mortgage servicing rights exceeds fair value. Goodwill Goodwill is initially recorded as the excess of the purchase price over the fair value of the net assets acquired in a business combination and is subsequently evaluated at least annually for impairment. Goodwill impairment testing is performed at the reporting unit level, equivalent to a business segment or one level below. The Company has goodwill assigned to the following reporting unit: Consumer Banking. The Company performs an annual evaluation of goodwill impairment or more frequently if events or changes in circumstances indicate that there may be impairment. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The qualitative factors considered include, but are not limited to, macroeconomic and State of Hawaiʻi economic conditions, industry and market conditions and trends, the Company’s financial performance, market capitalization, stock price, and any Company- specific events relevant to the assessment. If the assessment of qualitative factors indicates that it is not more likely than not that an impairment exists, no further testing is performed; otherwise an impairment test is performed. Subsequent reversals of goodwill impairment are prohibited. For the year ended December 31, 2025, the Company’s goodwill impairment evaluation, based on its qualitative assessment, indicated there was no impairment. Non-Marketable Equity Securities The Company is required to own Federal Home Loan Bank (“FHLB”) of Des Moines and Federal Reserve Bank (“FRB”) stock as a condition of membership. These non-marketable equity securities are accounted for at cost which equals par or 71 redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value and only to the respective issuing government sponsored institution or to another member institution. The Company records these non-marketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value. Bank-Owned Life Insurance The Company purchases life insurance policies on the lives of certain officers and employees and is the owner and beneficiary of the policies. The Company invests in Bank-Owned Life Insurance (“BOLI”) policies to provide an efficient form of funding for long-term retirement and other employee benefits costs. The Company invests in Company-Owned Life Insurance (“COLI”) policies insuring the lives of certain employees eligible to participate in certain of the deferred compensation as a means of funding benefits under such plans. The Company records these policies in the consolidated statements of condition at cash surrender value, with changes recorded in noninterest income in the consolidated statements of income. Securities Sold Under Agreements to Repurchase The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, securities sold under agreements to repurchase are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Company’s consolidated statements of condition, while the securities underlying the securities sold under agreements to repurchase remain in the respective asset accounts. Pension and Postretirement Benefit Plans The Company incurs certain employment-related expenses associated with its two frozen pension plans and a postretirement benefit plan (the “Plans”). In order to measure the expense associated with the Plans, various assumptions are made including the discount rate, expected return on plan assets, anticipated mortality rates, and expected future healthcare costs. The assumptions are based on historical experience as well as current facts and circumstances. The Company uses a December 31 measurement date for its Plans. As of the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The projected benefit obligation is primarily determined based on the present value of projected benefit distributions at an assumed discount rate. Net periodic pension benefit costs include interest costs based on an assumed discount rate, the expected return on plan assets based on actuarially derived market-related values, and the amortization of net actuarial gains or losses. Net periodic postretirement benefit costs include service costs, interest costs based on an assumed discount rate, and the amortization of prior service credits and net actuarial gains or losses. The service cost portion of net periodic postretirement benefit costs is recognized in salaries and benefits and interest cost, expected return on plan assets and amortization of net actuarial gains or losses are recognized in other noninterest expense in the consolidated statements of income. Differences between expected and actual results in each year are included in the net actuarial gain or loss amount, which is recognized in other comprehensive income. The net actuarial gain or loss in excess of a 10% corridor is amortized in net periodic benefit cost over the average remaining expected lives of the pension plan participants and over the average remaining future service years of the postretirement benefit plan participants. The prior service credit is amortized over the average remaining service period to full eligibility for participating employees expected to receive benefits. The Company recognizes in its consolidated statements of condition an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. The Company also measures the Plans’ assets and obligations that determine its funded status as of the end of the year and recognizes those changes in other comprehensive income, net of tax. 72

Revenue Recognition Trust and Asset Management Trust and asset management income is primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company’s performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers’ accounts. The Company does not earn performance-based incentives. Optional services such as real estate sales and tax return preparation services are also available to existing trust and asset management customers. The Company’s performance obligation for these transactional-based services is generally satisfied, and related revenue is recognized as incurred. Service Charges on Deposit Accounts Service charges on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, check orders, and other deposit account related fees. The Company’s performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account related fees are largely transactional-based, and therefore, the Company’s performance obligation is satisfied and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts. Fees, Exchange, and Other Service Charges Fees, exchange, and other service charges are primarily comprised of debit card income, ATM fees, merchant services income, credit card commissions and other service charges. Debit card income is primarily comprised of interchange fees earned whenever the Company’s debit cards are processed through card payment networks such as Visa. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. During the year ended December 31, 2025, the Company sold the economic interests in its merchant services portfolio to a third party. As a result of this transaction, the Company recognized a one-time gain of $18.1 million. The gain was recorded in other noninterest income in the Company’s consolidated statements of income. Credit card commissions related to the Company’s co-branded credit cards with Hawaiian Airlines are primarily earned through card customer spending and new card account openings. Other service charges include revenue from processing wire transfers, bill pay service, cashier’s checks, and other services. The Company’s performance obligation for fees, exchange, and other service charges is largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Annuity and Insurance Annuity and insurance income primarily consists of commissions received on annuity product sales. The Company acts as an intermediary between the Company’s customer and the insurance carrier. The Company’s performance obligation is generally satisfied upon the issuance of the annuity policy. Shortly after the policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue. The Company does not earn a significant amount of trailer fees on annuity sales. The majority of the trailer fees relates to variable annuity products and are calculated based on a percentage of market value at period end. Revenue is not recognized until the annuity’s market value can be determined. Income Taxes The Parent files a consolidated federal income tax return with the Bank and its subsidiaries. Calculation of the Company’s provision for income taxes requires the interpretation of income tax laws and regulations and the use of estimates and judgments in its determination. The Company is subject to examination by governmental authorities that may give rise to income tax issues due to differing interpretations. Changes to the liability for income taxes also occur due to changes in income tax rates, implementation of new business strategies, resolution of issues with taxing authorities, and newly enacted statutory, judicial, and regulatory guidance. 73

Deferred income taxes are provided to reflect the tax effect of temporary differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred income taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that the tax rate change is enacted. A deferred tax valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. The Company’s tax sharing policy provides for the settlement of income taxes between each relevant subsidiary as if the subsidiary had filed a separate return. Payments are made to the Parent by subsidiaries with tax liabilities and subsidiaries that generate tax benefits receive payments for those benefits as used. The Company maintains reserves for certain tax positions that arise in the normal course of business. As of December 31, 2025, these positions were evaluated based on an assessment of probabilities as to the likelihood of whether a liability had been incurred. Such assessments are reviewed as events occur and adjustments to the reserves are made as appropriate. In evaluating a tax position for recognition, the Company evaluates whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, the tax position is measured and recognized in the Company’s Consolidated Financial Statements as the largest amount of tax benefit that, in management’s judgment, is greater than 50% likely of being realized upon ultimate settlement. Treasury Stock Shares of the Parent’s common stock that are repurchased are recorded in treasury stock at cost. On the date of subsequent re-issuance, the treasury stock account is reduced by the cost of such stock on a first-in, first-out basis. Earnings Per Common Share Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, assuming conversion of all potentially dilutive common stock equivalents. Derivative Financial Instruments and Hedging Activities Derivative instruments are carried at fair value and recorded in other assets or other liabilities, as appropriate in the consolidated statements of condition with changes in the fair value recorded to earnings. On the date the derivative contract is entered into, the Company designates the derivative as a fair value hedge (i.e., a hedge of the fair value of a recognized asset or liability) or a free-standing derivative instrument. For a derivative designated as a fair value hedge, the changes in the fair value of the derivative instrument and the changes in the fair value of the hedged asset or liability are recognized in current period earnings as an increase or decrease to the carrying value of the hedged item in the consolidated statements of condition and in the related net interest income line item. The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as hedges to specific assets or liabilities, unrecognized firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of a hedge and on a quarterly basis, whether the derivative instruments used are highly effective in offsetting changes in fair values of hedged items. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. The Company assesses a hedge as highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. Share-Based Compensation The Company may grant share-based compensation to employees and non-employee directors in the form of restricted stock and restricted stock units. The fair value of restricted stock is determined based on the closing price of the Parent’s common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a 74 straight-line basis over the vesting period for service-based awards plus additional recognition of costs associated with accelerated vesting based on the projected attainment of Company performance measures. Advertising Costs Advertising costs are expensed the first time that advertising takes place. Advertising costs were $8.5 million, $7.8 million, and $8.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. International Operations The Bank has operations that are conducted in certain Pacific Islands that are denominated in U.S. dollars. These operations are classified as domestic. Fair Value Measurements Fair value measurements apply whenever GAAP requires or permits assets or liabilities to be measured at fair value either on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements. Management reviews and updates the fair value hierarchy classifications of the Company’s assets and liabilities on a quarterly basis. The three-level fair value hierarchy is as follows: Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value. Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market. Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed. In some instances, an instrument may fall into multiple levels of the fair value hierarchy. In such instances, the instrument’s level within the fair value hierarchy is based on the lowest of the three levels (with Level 3 being the lowest) that is significant to the fair value measurement. The Company’s assessment of the significance of an input requires judgment and considers factors specific to the instrument. See Note 13 Employee Benefits and Note 20 Fair Value of Assets and Liabilities for the required fair value measurement disclosures. Accounting Standards Pending Adoption In November 2024, the FASB issued ASU 2024-03, “Disaggregation of Income Statement Expenses (DISE).” ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement to be presented in a tabular format in the footnotes to the financial statements. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The amendments in ASU 2024-03 should be applied on a prospective basis, although retrospective application is permitted. ASU 2024-03 is not expected to have a material impact on the Company’s financial statements. 75

Note 2. Investment Securities The amortized cost, gross unrealized gains and losses and fair value of the Company’s investment securities as of December 31, 2025 and 2024, were as follows: (dollars in thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value December 31, 2025 Available-for-Sale: Debt Securities Issued by the U.S. Treasury and Government Agencies $ 221,260 $ 260 $ (3,182) $ 218,338 Debt Securities Issued by States and Political Subdivisions 72,272 — (5,960) 66,312 Debt Securities Issued by U.S. Government-Sponsored Enterprises 789 — (8) 781 Debt Securities Issued by Corporations 752,401 1,947 (18,705) 735,643 Collateralized Mortgage Obligations: Residential - Government Agencies or Sponsored Enterprises 1,564,346 4,328 (80,292) 1,488,382 Commercial - Government Agencies or Sponsored Enterprises 349,642 716 (20,522) 329,836 Commercial - Non-Agency 60,635 121 (111) 60,645 Total Collateralized Mortgage Obligations 1,974,623 5,165 (100,925) 1,878,863 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Enterprises 635,431 4,004 (28,720) 610,715 Total Mortgage-Backed Securities 635,431 4,004 (28,720) 610,715 Total $ 3,656,776 $ 11,376 $ (157,500) $ 3,510,652 Held-to-Maturity: Debt Securities Issued by the U.S. Treasury and Government Agencies $ 124,496 $ — $ (8,749) $ 115,747 Debt Securities Issued by Corporations 10,218 — (1,559) 8,659 Collateralized Mortgage Obligations: Residential - Government Agencies or Sponsored Enterprises 1,995,813 2 (280,004) 1,715,811 Commercial - Government Agencies or Sponsored Enterprises 406,956 — (78,054) 328,902 Total Collateralized Mortgage Obligations 2,402,769 2 (358,058) 2,044,713 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Enterprises 1,698,215 665 (224,352) 1,474,528 Commercial - Government Agencies or Sponsored Enterprises 9,983 — (1,664) 8,319 Total Mortgage-Backed Securities 1,708,198 665 (226,016) 1,482,847 Total $ 4,245,681 $ 667 $ (594,382) $ 3,651,966 76

(dollars in thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value December 31, 2024 Available-for-Sale: Debt Securities Issued by the U.S. Treasury and Government Agencies $ 257,036 $ 221 $ (8,185) $ 249,072 Debt Securities Issued by States and Political Subdivisions 73,208 — (9,349) 63,859 Debt Securities Issued by U.S. Government-Sponsored Enterprises 1,505 — (41) 1,464 Debt Securities Issued by Corporations 703,579 376 (32,280) 671,675 Collateralized Mortgage Obligations: Residential - Government Agencies or Sponsored Enterprises 1,050,299 322 (115,401) 935,220 Commercial - Government Agencies or Sponsored Enterprises 306,696 199 (23,421) 283,474 Total Collateralized Mortgage Obligations 1,356,995 521 (138,822) 1,218,694 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Enterprises 555,092 130 (70,458) 484,764 Total Mortgage-Backed Securities 555,092 130 (70,458) 484,764 Total $ 2,947,415 $ 1,248 $ (259,135) $ 2,689,528 Held-to-Maturity: Debt Securities Issued by the U.S. Treasury and Government Agencies $ 131,868 $ — $ (14,927) $ 116,941 Debt Securities Issued by Corporations 10,490 — (2,156) 8,334 Collateralized Mortgage Obligations: Residential - Government Agencies or Sponsored Enterprises 2,185,210 3 (377,149) 1,808,064 Commercial - Government Agencies or Sponsored Enterprises 416,389 — (92,211) 324,178 Total Collateralized Mortgage Obligations 2,601,599 3 (469,360) 2,132,242 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Enterprises 1,864,591 37 (309,093) 1,555,535 Commercial - Government Agencies or Sponsored Enterprises 9,995 — (2,165) 7,830 Total Mortgage-Backed Securities 1,874,586 37 (311,258) 1,563,365 Total $ 4,618,543 $ 40 $ (797,701) $ 3,820,882 The Company elected to exclude accrued interest receivable (“AIR”) from the amortized cost basis of debt securities disclosed throughout this footnote. For AFS debt securities, AIR totaled $12.3 million and $9.0 million for December 31, 2025 and 2024, respectively. For HTM debt securities, AIR totaled $7.9 million and $8.6 million as of December 31, 2025 and 2024, respectively. The table below presents an analysis of the contractual maturities of the Company’s investment securities as of December 31, 2025. Debt securities consisting of securitized loan pools (such as Small Business Administration securities), 77 collateralized mortgage obligations, and mortgage-backed securities are disclosed separately, as these investment securities may prepay prior to their scheduled contractual maturity dates. (dollars in thousands) Amortized Cost Fair Value Available-for-Sale: Due in One Year or Less $ 131,379 $ 130,642 Due After One Year Through Five Years 699,674 682,542 Due After Five Years Through Ten Years 116,509 108,774 947,562 921,958 Debt Securities Issued by Government Agencies 99,160 99,116 Collateralized Mortgage Obligations: Residential - Government Agencies or Sponsored Agencies 1,564,346 1,488,382 Commercial - Government Agencies or Sponsored Agencies 349,642 329,836 Commercial - Non-Agency 60,635 60,645 Total Collateralized Mortgage Obligations 1,974,623 1,878,863 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Agencies 635,431 610,715 Total Mortgage-Backed Securities 635,431 610,715 Total $ 3,656,776 $ 3,510,652 Held-to-Maturity: Due in One Year or Less $ — $ — Due After One Year Through Five Years 74,872 71,290 Due After Five Year Through Ten Years 59,842 53,116 134,714 124,406 Collateralized Mortgage Obligations: Residential - Government Agencies or Sponsored Agencies 1,995,813 1,715,811 Commercial - Government Agencies or Sponsored Agencies 406,956 328,902 Total Collateralized Mortgage Obligations 2,402,769 2,044,713 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Agencies 1,698,215 1,474,528 Commercial - Government Agencies or Sponsored Agencies 9,983 8,319 Total Mortgage-Backed Securities 1,708,198 1,482,847 Total $ 4,245,681 $ 3,651,966 Investment securities with carrying values of $7.6 billion and $7.2 billion as of December 31, 2025 and 2024, respectively, were pledged to secure deposits of governmental entities, securities sold under agreements to repurchase, support the Company’s borrowing capacity with the FRB, and secure derivative transactions. The table below presents the net realized gains and losses from the sales of investment securities for the years ended December 31, 2025, 2024 and 2023. (dollars in thousands) 2025 2024 2023 Gross Gains on Sales of Investment Securities $ — $ — $ 146 Gross Losses on Sales of Investment Securities (16,841) — (4,727) Fees paid to Visa Class B share sales counterparties (6,554) (7,507) (6,874) Investment Securities Losses, Net $ (23,395) $ (7,507) $ (11,455) During the year ended December 31, 2025, losses on sales of investment securities were driven by the Company’s repositioning of a portion of its AFS securities portfolio, which included the sale of $208.4 million securities. The losses on sales of investment securities during the year ended December 31, 2023 resulted from a strategic decision to reduce the size 78 of the AFS portfolio. Gross losses on sales of investment securities also include fees paid to the counterparties of the Company's prior Visa Class B share sale transactions, which are expensed as incurred.

The following table summarizes the Company's AFS debt securities in an unrealized loss position for which an allowance for credit losses was not deemed necessary, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or Longer		Total	
(dollars in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2025						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 51,753	$ (127)	$ 124,785	$ (3,055)	$ 176,538	$ (3,182)
Debt Securities Issued by States and Political Subdivisions	—	—	66,312	(5,960)	66,312	(5,960)
Debt Securities Issued by U.S. Government-Sponsored Enterprises	—	—	781	(8)	781	(8)
Debt Securities Issued by Corporations	49,921	(171)	558,403	(18,534)	608,324	(18,705)
Collateralized Mortgage Obligations:						
Residential - Government Agencies or Sponsored Enterprises	50,138	(53)	565,429	(80,239)	615,567	(80,292)
Commercial - Government Agencies or Sponsored Enterprises	30,660	(39)	199,179	(20,483)	229,839	(20,522)
Commercial - Non-Agency	24,555	(111)	—	—	24,555	(111)
Total Collateralized Mortgage Obligations	105,353	(203)	764,608	(100,722)	869,961	(100,925)
Mortgage-Backed Securities:						
Residential - Government Agencies or Sponsored Enterprises	43,369	(120)	267,652	(28,600)	311,021	(28,720)
Total Mortgage-Backed Securities	43,369	(120)	267,652	(28,600)	311,021	(28,720)
Total	$ 250,396	$ (621)	$ 1,782,541	$ (156,879)	$ 2,032,937	$ (157,500)
December 31, 2024						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 38,854	$ (288)	$ 157,456	$ (7,897)	$ 196,310	$ (8,185)
Debt Securities Issued by States and Political Subdivisions	—	—	63,644	(9,349)	63,644	(9,349)
Debt Securities Issued by U.S. Government-Sponsored Enterprises	—	—	1,464	(41)	1,464	(41)
Debt Securities Issued by Corporations	24,892	(108)	546,407	(32,172)	571,299	(32,280)
Collateralized Mortgage Obligations:						
Residential - Government Agencies or Sponsored Enterprises	153,104	(275)	673,141	(115,126)	826,245	(115,401)
Commercial - Government Agencies or Sponsored Enterprises	92,485	(5)	128,430	(23,416)	220,915	(23,421)
Total Collateralized Mortgage Obligations	245,589	(280)	801,571	(138,542)	1,047,160	(138,822)
Mortgage-Backed Securities:						
Residential - Government Agencies or Sponsored Enterprises	135	0	480,189	(70,458)	480,324	(70,458)
Total Mortgage-Backed Securities	135	0	480,189	(70,458)	480,324	(70,458)
Total	$ 309,470	$ (676)	$ 2,050,731	$ (258,459)	$ 2,360,201	$ (259,135)

The Company does not believe the AFS debt securities that were in an unrealized loss position represent a credit loss impairment. As of December 31, 2025 and 2024, the Company's unrealized losses from AFS debt securities were generated from 319 out of 459 securities and 386 out of 448 securities, respectively. As of December 31, 2025 and 2024,

79

total gross unrealized losses were attributed to changes in interest rates and pricing spreads, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises carry the explicit and/or implicit guarantee of the U.S. government and have a long history of zero credit loss. Debt securities issued by corporations and commercial non- agency are of high credit quality and the issuers continue to make timely principal and interest payments. Non-agency commercial mortgage-backed securities are all AAA-rated by at least one nationally recognized statistical rating organization and cash flows from the underlying collateral continue to support timely principal and interest payments. The Company does not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investment securities before recovery of their amortized cost basis, which may be at maturity. Substantially all of the Company’s HTM debt securities are issued by U.S. government agencies or U.S. government- sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government and have a long history of zero credit loss. Therefore, the Company did not record an allowance for credit losses for these securities as of December 31, 2025. Interest income from taxable and non-taxable investment securities for the years ended December 31, 2025, 2024 and 2023 were as follows: Year Ended December 31, (dollars in thousands) 2025 2024 2023 Taxable $ 190,548 $ 174,782 $ 186,082 Non-Taxable 1,866 438 196 Total Interest Income from Investment Securities $ 192,414 $ 175,220 $ 186,278 Note 3. Loans and Leases and the Allowance for Credit Losses Loans and Leases The Company’s loan and lease portfolio was comprised of the following as of December 31, 2025 and 2024: (dollars in thousands) December 31, 2025 December 31, 2024 Commercial Commercial Mortgage $ 4,205,791 $ 4,020,622 Commercial and Industrial 1,584,245 1,705,133 Construction 208,584 308,898 Lease Financing 88,303 90,756 Total Commercial 6,086,923 6,125,409 Consumer Residential Mortgage 4,775,502 4,628,283 Home Equity 2,114,809 2,165,514 Automobile 690,376 764,146 Other 414,440 392,628 Total Consumer 7,995,127 7,950,571 Total Loans and Leases $ 14,082,050 $ 14,075,980 The majority of the Company’s lending activity is with customers located within the State of Hawaiʻi. A substantial portion of the Company’s real estate loans are secured by real estate within Hawaiʻi. The Company elected to exclude AIR from the amortized cost basis of loans and leases disclosed throughout this footnote. AIR for loans and leases totaled $49.2 million and $48.4 million as of December 31, 2025 and 2024, respectively. 80

Allowance for Credit Losses (the “Allowance”) The following presents by portfolio segment, the activity in the Allowance for the years ended December 31, 2025, 2024 and 2023. (dollars in thousands) Commercial Consumer Total For the Year Ended December 31, 2025 Allowance for Credit Losses: Balance at Beginning of Period $ 83,900 $ 64,628 $ 148,528 Loans and Leases Charged-Off (3,107) (15,914) (19,021) Recoveries on Loans and Leases Previously Charged-Off 345 4,930 5,275 Net Loans and Leases Charged-Off (2,762) (10,984) (13,746) Provision for Credit Losses (1,595) 13,579 11,984 Balance at End of Period $ 79,543 $ 67,223 $ 146,766 For the Year Ended December 31, 2024 Allowance for Credit Losses: Balance at Beginning of Period $ 74,074 $ 72,329 $ 146,403 Loans and Leases Charged-Off (2,609) (16,527) (19,136) Recoveries on Loans and Leases Previously Charged-Off 832 5,374 6,206 Net Loans and Leases Charged-Off (1,777) (11,153) (12,930) Provision for Credit Losses 11,603 3,452 15,055 Balance at End of Period $ 83,900 $ 64,628 $ 148,528 For the Year Ended December 31, 2023 Allowance for Credit Losses: Balance at Beginning of Period $ 63,900 $ 80,539 $ 144,439 Loans and Leases Charged-Off (987) (13,980) (14,967) Recoveries on Loans and Leases Previously Charged-Off 350 6,799 7,149 Net Loans and Leases Charged-Off (637) (7,181) (7,818) Provision for Credit Losses 10,811 (1,029) 9,782 Balance at End of Period $ 74,074 $ 72,329 $ 146,403 Credit Quality Indicators The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company uses an internal credit risk rating system that categorizes loans and leases into pass, special mention, or classified categories. Credit risk ratings are applied individually to those classes of loans and leases that have significant or unique credit characteristics that benefit from a case-by-case evaluation. These are typically loans and leases to businesses or individuals in the classes which comprise the commercial portfolio segment. Groups of loans and leases that are underwritten and structured using standardized criteria and characteristics are typically monitored and risk-rated collectively. These are typically loans and leases to individuals in the classes which comprise the consumer portfolio segment. 81

The following are the definitions of the Company’s credit quality indicators: Pass: Loans and leases in all classes within the commercial and consumer portfolio segments that are not adversely rated, are generally contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan or lease agreement. Residential mortgage loans that are past due 90 days or more as to principal or interest may be considered Pass if the current loan-to-value ratio is 60% or less. Home equity loans that are past due 90 days or more as to principal or interest may be considered Pass if: a) the home equity loan is in first lien position and the current loan- to-value ratio is 60% or less; or b) the first mortgage is with the Company and the current combined loan-to-value ratio is 60% or less. Special Mention: Loans and leases in the classes within the commercial portfolio segment that have potential weaknesses that warrant management’s close attention. If not addressed, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease. The Special Mention credit quality indicator is not used for the consumer portfolio segment. Classified: Loans and leases in the classes within the commercial portfolio segment that have a well-defined weakness or weaknesses and are inadequately protected by the sound worth and paying capacity of the borrower or applicable collateral, if any. Classified loans and leases are also those in the classes within the consumer portfolio segment that are past due 90 days or more as to principal or interest (excluding residential mortgage and home equity loans which meet the criteria for being considered Pass). For Pass rated credits in the commercial portfolio, most risk ratings are certified at a minimum annually. For Special Mention or Classified Credits in the commercial portfolio, risk ratings are reviewed for appropriateness on an ongoing 82 basis, monthly, or at a minimum, quarterly. The following presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company's loans and leases as of December 31, 2025.

	Term Loans by Origination Year								
(dollars in thousands)	2025[1]	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total Loans and Leases
December 31, 2025									
Commercial									
Commercial Mortgage									
Pass	$ 743,496	$ 270,649	$ 674,361	$ 881,873	$ 531,477	$ 830,457	$ 38,099	$ –	$ 3,970,412
Special Mention	–	–	40,000	–	–	–	–	–	40,000
Classified	35,887	36,524	13,510	77,431	3,010	29,017	–	–	195,379
Total Commercial Mortgage	$ 779,383	$ 307,173	$ 727,871	$ 959,304	$ 534,487	$ 859,474	$ 38,099	$ –	$ 4,205,791
Gross Charge-Offs	–	–	–	–	–	–	–	–	–
Commercial and Industrial									
Pass	$ 252,560	$ 302,792	$ 227,373	$ 187,010	$ 131,213	$ 131,958	$ 299,212	$ 152	$ 1,532,270
Special Mention	–	347	–	–	–	–	23,023	–	23,370
Classified	1,333	–	11,616	967	1,934	3,060	9,695	–	28,605
Total Commercial and Industrial	$ 253,893	$ 303,139	$ 238,989	$ 187,977	$ 133,147	$ 135,018	$ 331,930	$ 152	$ 1,584,245
Gross Charge-Offs	507	139	25	–	–	2,436	–	–	3,107
Construction									
Pass	$ 46,263	$ 139,052	$ 11,714	$ –	$ –	$ –	$ 8,703	$ –	$ 205,732
Classified	–	–	–	2,852	–	–	–	–	2,852
Total Construction	$ 46,263	$ 139,052	$ 11,714	$ 2,852	$ –	$ –	$ 8,703	$ –	$ 208,584
Gross Charge-Offs	–	–	–	–	–	–	–	–	–
Lease Financing									
Pass	$ 16,603	$ 44,482	$ 6,453	$ 6,385	$ 5,741	$ 8,196	$ –	$ –	$ 87,860
Classified	–	–	372	22	49	–	–	–	443
Total Lease Financing	$ 16,603	$ 44,482	$ 6,825	$ 6,407	$ 5,790	$ 8,196	$ –	$ –	$ 88,303
Gross Charge-Offs	–	–	–	–	–	–	–	–	–
Total Commercial	$ 1,096,142	$ 793,846	$ 985,399	$ 1,156,540	$ 673,424	$ 1,002,688	$ 378,732	$ 152	$ 6,086,923
Total Commercial Gross Charge-Offs	507	139	25	–	–	2,436	–	–	3,107
Consumer									
Residential Mortgage									
Pass	$ 529,441	$ 226,174	$ 233,534	$ 701,724	$ 1,120,135	$ 1,960,943	$ –	$ –	$ 4,771,951
Classified	–	–	–	859	–	2,692	–	–	3,551
Total Residential Mortgage	$ 529,441	$ 226,174	$ 233,534	$ 702,583	$ 1,120,135	$ 1,963,635	$ –	$ –	$ 4,775,502
Gross Charge-Offs	–	–	–	–	–	–	–	–	–
Home Equity									
Pass	$ –	$ –	$ –	$ –	$ –	$ 37	$ 2,022,071	$ 89,720	$ 2,111,828
Classified	–	–	–	–	–	–	2,796	185	2,981
Total Home Equity	$ –	$ –	$ –	$ –	$ –	$ 37	$ 2,024,867	$ 89,905	$ 2,114,809
Gross Charge-Offs	–	–	–	–	–	–	178	245	423
Automobile									
Pass	$ 202,257	$ 155,816	$ 127,551	$ 132,163	$ 49,457	$ 22,612	$ –	$ –	$ 689,856
Classified	34	104	214	79	48	41	–	–	520
Total Automobile	$ 202,291	$ 155,920	$ 127,765	$ 132,242	$ 49,505	$ 22,653	$ –	$ –	$ 690,376
Gross Charge-Offs	138	1,583	1,607	1,387	487	824	–	–	6,026
Other									
Pass	$ 154,493	$ 98,482	$ 49,535	$ 55,128	$ 27,057	$ 27,781	$ 1,183	$ –	$ 413,659
Classified	44	141	177	248	111	60	–	–	781
Total Other	$ 154,537	$ 98,623	$ 49,712	$ 55,376	$ 27,168	$ 27,841	$ 1,183	$ –	$ 414,440
Gross Charge-Offs	1,155	2,169	1,809	2,217	1,188	927	–	–	9,465
Total Consumer	$ 886,269	$ 480,717	$ 411,011	$ 890,201	$ 1,196,808	$ 2,014,166	$ 2,026,050	$ 89,905	$ 7,995,127
Total Consumer Gross Charge-Offs	1,293	3,752	3,416	3,604	1,675	1,751	178	245	15,914
Total Loans and Leases	$ 1,982,411	$ 1,274,563	$ 1,396,410	$ 2,046,741	$ 1,870,232	$ 3,016,854	$ 2,404,782	$ 90,057	$ 14,082,050
Total Gross Charge-Offs	1,800	3,891	3,441	3,604	1,675	4,187	178	245	19,021

1. Loans reported as Special Mention or Classified in the 2025 column represent renewal of loans that originated in an earlier period.

During the year ended December 31, 2025, $31.9 million in revolving loans were converted to term loans.

83

The following presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company's loans and leases as of December 31, 2024.

(dollars in thousands)	Term Loans by Origination Year 2024[1]	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total Loans and Leases
December 31, 2024									
Commercial									
Commercial Mortgage									
Pass	401,415	687,580	1,091,627	596,386	405,244	600,386	48,655	–	3,831,293
Special Mention	–	47,773	1,918	3,348	2,911	15,148	–	–	71,098
Classified	35,770	14,491	24,420	3,136	19,609	20,805	–	–	118,231
Total Commercial Mortgage	437,185	749,844	1,117,965	602,870	427,764	636,339	48,655	–	4,020,622
Gross Charge-Offs	–	–	–	–	–	–	–	–	–
Commercial and Industrial									
Pass	356,831	281,168	236,802	146,458	135,158	79,258	375,135	276	1,611,086
Special Mention	467	–	–	–	–	–	38,587	–	39,054
Classified	325	15,614	3,483	4,831	6,590	6,427	17,716	7	54,993
Total Commercial and Industrial	357,623	296,782	240,285	151,289	141,748	85,685	431,438	283	1,705,133
Gross Charge-Offs	362	282	–	1,438	128	399	–	–	2,609
Construction									
Pass	89,334	110,153	87,006	1,689	1,279	–	16,766	–	306,227
Special Mention	–	–	2,671	–	–	–	–	–	2,671
Total Construction	89,334	110,153	89,677	1,689	1,279	–	16,766	–	308,898
Gross Charge-Offs	–	–	–	–	–	–	–	–	–
Lease Financing									
Pass	49,360	8,174	9,568	9,751	5,244	7,602	–	–	89,699
Classified	–	491	37	81	62	386	–	–	1,057
Total Lease Financing	49,360	8,665	9,605	9,832	5,306	7,988	–	–	90,756
Gross Charge-Offs	–	–	–	–	–	–	–	–	–
Total Commercial	933,502	1,165,444	1,457,532	765,680	576,097	730,012	496,859	283	6,125,409
Total Commercial Gross Charge-Offs	362	282	–	1,438	128	399	–	–	2,609
Consumer									
Residential Mortgage									
Pass	268,330	271,985	751,920	1,180,191	919,280	1,232,582	–	–	4,624,288
Classified	–	–	858	474	735	1,928	–	–	3,995
Total Residential Mortgage	268,330	271,985	752,778	1,180,665	920,015	1,234,510	–	–	4,628,283
Gross Charge-Offs	–	–	–	337	–	48	–	–	385
Home Equity									
Pass	–	–	–	–	–	40	2,105,833	55,963	2,161,836
Classified	–	–	–	–	–	–	3,092	586	3,678
Total Home Equity	–	–	–	–	–	40	2,108,925	56,549	2,165,514
Gross Charge-Offs	–	–	–	–	–	–	429	272	701
Automobile									
Pass	210,145	187,136	210,207	94,492	34,614	26,777	–	–	763,371
Classified	90	191	224	154	57	59	–	–	775
Total Automobile	210,235	187,327	210,431	94,646	34,671	26,836	–	–	764,146
Gross Charge-Offs	227	1,578	1,340	1,083	293	821	–	–	5,342
Other									
Pass	133,093	74,068	96,376	52,152	5,149	30,580	533	–	391,951
Classified	51	229	246	83	–	68	–	–	677
Total Other	133,144	74,297	96,622	52,235	5,149	30,648	533	–	392,628
Gross Charge-Offs	1,431	2,151	2,901	1,869	326	1,421	–	–	10,099
Total Consumer	611,709	533,609	1,059,831	1,327,546	959,835	1,292,034	2,109,458	56,549	7,950,571
Total Consumer Gross Charge-Offs	1,658	3,729	4,241	3,289	619	2,290	429	272	16,527
Total Loans and Leases	1,545,211	1,699,053	2,517,363	2,093,226	1,535,932	2,022,046	2,606,317	56,832	14,075,980
Total Gross Charge-Offs	2,020	4,011	4,241	4,727	747	2,689	429	272	19,136

1. Loans reported as Special Mention or Classified in the 2024 column represent renewal of loans that originated in an earlier period.

During the year ended December 31, 2024, $12.7 million in revolving loans were converted to term loans.

84

Aging Analysis

Loans and leases are considered to be past due once becoming 30 days delinquent. For the consumer portfolio, this generally represents two missed monthly payments. The following presents by class, an aging analysis of the Company's loan and lease portfolio as of December 31, 2025 and 2024.

(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Past Due 90 Days or More	Non-Accrual	Total Past Due and Non-Accrual	Current	Total Loans and Leases	Non-Accrual Loans and Leases that are Current
As of December 31, 2025								
Commercial								
Commercial Mortgage	$ —	$ —	$ —	$ 2,085	$ 2,085	$ 4,203,706	$ 4,205,791	$ —
Commercial and Industrial	96	110	—	1,940	2,146	1,582,099	1,584,245	1,933
Construction	—	—	—	—	—	208,584	208,584	—
Lease Financing	—	—	—	—	—	88,303	88,303	—
Total Commercial	96	110	—	4,025	4,231	6,082,692	6,086,923	1,933
Consumer								
Residential Mortgage	5,146	2,492	8,834	5,382	21,854	4,753,648	4,775,502	1,081
Home Equity	3,622	2,305	2,152	4,469	12,548	2,102,261	2,114,809	1,526
Automobile	18,710	1,844	520	—	21,074	669,302	690,376	—
Other	2,467	1,135	753	—	4,355	410,085	414,440	—
Total Consumer	29,945	7,776	12,259	9,851	59,831	7,935,296	7,995,127	2,607
Total	$ 30,041	$ 7,886	$ 12,259	$ 13,876	$ 64,062	$ 14,017,988	$ 14,082,050	$ 4,540
As of December 31, 2024								
Commercial								
Commercial Mortgage	$ —	$ —	$ —	$ 2,450	$ 2,450	$ 4,018,172	$ 4,020,622	$ —
Commercial and Industrial	90	117	—	4,627	4,834	1,700,299	1,705,133	—
Construction	—	—	—	—	—	308,898	308,898	—
Lease Financing	—	—	—	—	—	90,756	90,756	—
Total Commercial	90	117	—	7,077	7,284	6,118,125	6,125,409	—
Consumer								
Residential Mortgage	5,184	4,174	3,984	5,052	18,394	4,609,889	4,628,283	424
Home Equity	6,109	2,753	2,845	4,514	16,221	2,149,293	2,165,514	1,438
Automobile	16,443	1,661	776	—	18,880	745,266	764,146	—
Other	2,565	1,076	677	—	4,318	388,310	392,628	—
Total Consumer	30,301	9,664	8,282	9,566	57,813	7,892,758	7,950,571	1,862
Total	$ 30,391	$ 9,781	$ 8,282	$ 16,643	$ 65,097	$ 14,010,883	$ 14,075,980	$ 1,862

85

Non-Accrual Loans and Leases

The following presents the non-accrual loans and leases as of December 31, 2025 and 2024.

	December 31, 2025			December 31, 2024		
(dollars in thousands)	Non-Accrual Loans with a Related ACL	Non-Accrual Loans without a Related ACL	Total Non-Accrual Loans	Non-Accrual Loans with a Related ACL	Non-Accrual Loans without a Related ACL	Total Non-Accrual Loans
Commercial						
Commercial Mortgage	$ —	$ 2,085	$ 2,085	$ —	$ 2,450	$ 2,450
Commercial and Industrial	1,243	697	1,940	3,695	932	4,627
Total Commercial	1,243	2,782	4,025	3,695	3,382	7,077
Consumer						
Residential Mortgage	4,946	436	5,382	5,052	—	5,052
Home Equity	4,469	—	4,469	4,514	—	4,514
Total Consumer	9,415	436	9,851	9,566	—	9,566
Total	$ 10,658	$ 3,218	$ 13,876	$ 13,261	$ 3,382	$ 16,643

Payments received on non-accrual status are normally applied against the principal balance of the loan or lease. Payments may be recognized as income if full collection of principal and interest is reasonably assured.

Loan Modifications to Borrowers Experiencing Financial Difficulty

Modifications to borrowers experiencing financial difficulty may include interest rate reductions, principal or interest forgiveness, forbearances, term extensions, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. The following illustrates the most common loan modifications by loan classes offered by the Company:

Loan Classes	Modification Types
Commercial:	Term extension, interest rate reductions, other-than-insignificant payment delay, or combination thereof. These modifications extend the term of the loan, lower the payment amount, or results in an other-than-insignificant payment delay during a defined period for the purpose of providing borrowers additional time to return to compliance with the original loan term.
Residential Mortgage/ Home Equity:	Forbearance period greater than six months. These modifications require reduced or no payments during the forbearance period for the purpose of providing borrowers additional time to return to compliance with the original loan term.
Residential Mortgage/ Home Equity:	Term extension and rate adjustment. These modifications extend the term of the loan and provides for an adjustment to the interest rate, which reduces the monthly payment requirement.
Automobile/ Direct Installment:	Term extension greater than three months. These modifications extend the term of the loan, which reduces the monthly payment requirement.

86

The following table presents the amortized cost basis of loan modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024.

(dollars in thousands)	Term Extension	Payment Delay and Term Extension[1]	Extension and Interest Rate Reduction	Rate Reduction, Payment Delay and Term Extension	Payment Delay	Total	% of Total Class of Loans and Leases
For the Year Ended December 31, 2025							
Commercial							
Commercial Mortgage	$ —	$ —	$ —	$ 2,085	$ —	$ 2,085	0.05 %
Commercial and Industrial	206	1,691	—	—	—	1,897	0.12 %
Construction	2,852	—	—	—	—	2,852	1.37 %
Total Commercial	3,058	1,691	—	2,085	—	6,834	0.11 %
Consumer							
Residential Mortgage	944	—	71	—	—	1,015	0.02 %
Home Equity	—	—	141	—	—	141	0.01 %
Automobile	12,096	666	—	—	—	12,762	1.85 %
Other	1,840	153	—	—	—	1,993	0.48 %
Total Consumer	14,880	819	212	—	—	15,911	0.20 %
Total Loans and Leases	$ 17,938	$ 2,510	$ 212	$ 2,085	$ —	$ 22,745	0.16 %
For the Year Ended December 31, 2024							
Commercial							
Commercial Mortgage	$ 2,450	$ —	$ —	$ —	$ —	$ 2,450	0.06 %
Commercial and Industrial	97	4,023	—	—	—	4,120	0.24 %
Total Commercial	2,547	4,023	—	—	—	6,570	0.11 %
Consumer							
Residential Mortgage	—	—	—	—	14,369	14,369	0.31 %
Home Equity	—	—	—	—	1,070	1,070	0.05 %
Automobile	14,492	774	—	—	—	15,266	2.00 %
Other	1,827	56	—	—	—	1,883	0.48 %
Total Consumer	16,319	830	—	—	15,439	32,588	0.41 %
Total Loans and Leases	$ 18,866	$ 4,853	$ —	$ —	$ 15,439	$ 39,158	0.28 %

1. Includes forbearance plans.

87

The following table presents the financial effect of loan modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024. (dollars in thousands) Weighted-Average Months of Term Extension Weighted-Average Payment Deferral1 Weighted-Average Interest Rate Reduction For the Year Ended December 31, 2025 Commercial Commercial Mortgage 24 $ 140 1.88 % Commercial and Industrial 2 10 — — Construction 4 — — Consumer Residential Mortgage 72 — 0.37 Home Equity 24 — 0.88 Automobile 21 13 — Other 21 3 — For the Year Ended December 31, 2024 Commercial Commercial Mortgage 2 $ — — % Commercial and Industrial 12 593 — Consumer Residential Mortgage 0 12 — Home Equity 0 14 — Automobile 22 1 — Other 21 — — 1. Includes forbearance plans. 2. Payment deferral reduced the frequency of interest payments on the modified loan. No changes were made to the principal owed. As a result, the weighted-average payment deferred is reported as zero. 88

The following table presents the loan modifications made to borrowers experiencing financial difficulty that defaulted during the years ended December 31, 2025 and 2024. (dollars in thousands) Term Extension Payment Delay and Term Extension 1 Term Extension and Interest Rate Reduction Rate Reduction, Payment Delay, and Term Extension Total For the Year Ended December 31, 2025 Commercial Commercial Mortgage $ — $ — $ — $ 2,085 $ 2,085 Commercial and Industrial 33 — — — 33 Total Commercial 33 — — 2,085 2,118 Consumer Residential Mortgage 445 — 71 — 516 Automobile 779 — — — 779 Other 265 — — — 265 Total Consumer 1,489 — 71 — 1,560 Total Loans and Leases $ 1,522 $ — $ 71 $ 2,085 $ 3,678 For the Year Ended December 31, 2024 Commercial Commercial Mortgage $ — $ 32 $ — $ — $ 32 Commercial and Industrial 2,450 — — — 2,450 Total Commercial 2,450 32 — — 2,482 Consumer Automobile 597 38 — — 635 Other 219 — — — 219 Total Consumer 816 38 — — 854 Total Loans and Leases $ 3,266 $ 70 $ — $ — $ 3,336 1. Includes forbearance plans. 89

The following table presents the aging analysis of loans that have been modified in the last 12 months made to borrowers experiencing financial difficulty as of December 31, 2025 and 2024.

(dollars in thousands)	Current	30 - 59 Days Past Due	60 - 89 Days Past Due	Past Due 90 Days or More	Non-Accrual	Total
As of December 31, 2025						
Commercial						
Commercial Mortgage	$ —	$ —	$ —	$ —	$ 2,085	2,085
Commercial and Industrial	1,897	—	—	—	—	1,897
Construction	2,852	—	—	—	—	2,852
Total Commercial	4,749	—	—	—	2,085	6,834
Consumer						
Residential Mortgage	499	—	71	—	445	1,015
Home Equity	141	—	—	—	—	141
Automobile	9,997	2,431	188	146	—	12,762
Other	1,640	160	134	59	—	1,993
Total Consumer	12,277	2,591	393	205	445	15,911
Total Loans and Leases	$ 17,026	$ 2,591	$ 393	$ 205	$ 2,530	$ 22,745
As of December 31, 2024						
Commercial						
Commercial Mortgage	$ 4,120	$ —	$ —	$ —	$ —	4,120
Commercial and Industrial	—	—	—	—	2,450	$ 2,450
Total Commercial	4,120	—	—	—	2,450	6,570
Consumer						
Residential Mortgage	14,369	—	—	—	—	14,369
Home Equity	1,070	—	—	—	—	1,070
Automobile	12,025	2,958	166	117	—	15,266
Other	1,648	90	96	49	—	1,883
Total Consumer	29,112	3,048	262	166	—	32,588
Total Loans and Leases	$ 33,232	$ 3,048	$ 262	$ 166	$ 2,450	$ 39,158

Foreclosure Proceedings

Consumer mortgage loans collateralized by residential real estate property (residential mortgage and home equity) that are in the process of foreclosure totaled $8.5 million and $6.8 million as of December 31, 2025 and 2024, respectively.

Note 4. Mortgage Servicing Rights

The Company's portfolio of residential mortgage loans serviced for third parties was $2.4 billion and $2.5 billion as of December 31, 2025 and 2024, respectively. Substantially all of these loans were originated by the Company and sold to third parties on a non-recourse basis with servicing rights retained. These retained servicing rights are recorded as a servicing asset and are initially recorded at fair value (see Note 20 *Fair Value of Assets and Liabilities* for more information). Changes to the balance of mortgage servicing rights are recorded in noninterest income under Mortgage Banking in the Company's consolidated statements of income.

The Company's mortgage servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to investors. Servicing income, including late and ancillary fees, was $5.2 million for the year ended December 31, 2025, $5.5 million for 2024, and $5.6 million for 2023. Servicing income is recorded in noninterest income under Mortgage Banking in the Company's consolidated statements of income. The Company's residential mortgage investor loan servicing portfolio is primarily comprised of fixed rate loans concentrated in Hawai'i.

90

For the years ended December 31, 2025, 2024 and 2023, the change in the fair value of the Company’s mortgage servicing rights accounted for under the fair value measurement method was as follows: (dollars in thousands) 2025 2024 2023 Balance at Beginning of Year $ 647 $ 678 $ 717 Changes in Fair Value (96) (31) (39) Balance at End of Year $ 551 $ 647 $ 678 For the years ended December 31, 2025, 2024 and 2023, the change in the carrying value of the Company’s mortgage servicing rights accounted for under the amortization method was as follows: (dollars in thousands) 2025 2024 2023 Balance at Beginning of Year $ 18,552 $ 20,201 $ 21,902 Servicing Rights that Resulted From Asset Transfers 290 466 528 Amortization (1,938) (2,115) (2,229) Balance at End of Year $ 16,904 $ 18,552 $ 20,201 Fair Value of Mortgage Servicing Rights Accounted for Under the Amortization Method Balance at Beginning of Year $ 24,989 $ 26,173 $ 27,323 Balance at End of Year $ 23,380 $ 24,989 $ 26,173 The key data and assumptions used in estimating the fair value of the Company’s mortgage servicing rights as of December 31, 2025 and 2024 were as follows: December 31, 2025 2024 Weighted-Average Constant Prepayment Rate 1 4.15% 4.00 % Weighted-Average Life (in years) 8.96 9.28 Weighted-Average Note Rate 3.77% 3.74 % Weighted-Average Discount Rate 2 9.58% 9.92% 1. Represents annualized loan prepayment rate assumption. 2. Derived from multiple interest rate scenarios that incorporate a spread to a market yield curve and market volatilities. A sensitivity analysis of the Company’s fair value of mortgage servicing rights to changes in certain key assumptions as of December 31, 2025 and 2024 is presented in the following table. December 31, (dollars in thousands) 2025 2024 Constant Prepayment Rate Decrease in fair value from 25 basis points (“bps”) adverse change $ (286) $ (306) Decrease in fair value from 50 bps adverse change (566) (606) Discount Rate Decrease in fair value from 25 bps adverse change (263) (282) Decrease in fair value from 50 bps adverse change (521) (558) This analysis generally cannot be extrapolated because the relationship of a change in one key assumption to the change in the fair value of the Company’s mortgage servicing rights usually is not linear. Also, the effect of changing one key assumption without changing other assumptions is not realistic. 91

Note 5. Premises and Equipment The components of the Company’s premises and equipment as of December 31, 2025 and 2024 were as follows: (dollars in thousands) Cost Accumulated Depreciation and Amortization Net Book Value December 31, 2025 Premises $ 420,680 $ (260,448) $ 160,232 Equipment 134,699 (95,715) 38,984 Finance Leases 3,619 (3,088) 531 Total $ 558,998 $ (359,251) $ 199,747 December 31, 2024 Premises $ 394,619 $ (250,169) $ 144,450 Equipment 128,949 (89,470) 39,479 Finance Leases 3,619 (3,068) 551 Total $ 527,187 $ (342,707) $ 184,480 Depreciation and amortization (including finance lease amortization) included in noninterest expense was $18.8 million, $20.1 million, and $21.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. There was no impairment of the Company’s premises and equipment for the years ended December 31, 2025, 2024 and 2023. Note 6. Other Assets The components of the Company’s other assets as of December 31, 2025 and 2024 were as follows: (dollars in thousands) December 31, 2025 December 31, 2024 Low-Income Housing and Other Equity Investments $ 224,714 $ 233,202 Deferred Tax Assets and Tax Receivable 138,350 172,499 Derivative Financial Instruments 99,581 161,473 Federal Home Loan Bank of Des Moines Stock 34,750 34,750 Federal Reserve Bank Stock 30,770 30,339 Prepaid Expenses 24,156 22,623 Deferred Compensation Plan Assets 15,959 18,155 Accounts Receivable 15,569 16,981 Foreclosed Real Estate 295 2,657 Other 47,877 44,279 Total Other Assets $ 632,021 $ 736,958 92

Note 7. Deposits Time Deposits As of December 31, 2025 and 2024, the Company’s total time deposits were $2.8 billion and $3.1 billion, respectively. As of December 31, 2025, the contractual maturities of these time deposits were as follows: (dollars in thousands) Amount 2026 $ 2,645,747 2027 110,267 2028 16,362 2029 3,053 2030 3,636 Thereafter 2,017 Total $ 2,781,082 The amount of time deposits with balances over $250,000 was $1.7 billion and $1.9 billion as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the contractual maturities of these time deposits were as follows: (dollars in thousands) Amount Three Months or Less $ 824,916 Over Three Months through Six Months 414,534 Over Six Months through Twelve Months 352,322 Over Twelve Months 87,036 Total $ 1,678,808 Public Deposits As of December 31, 2025 and 2024, deposits of governmental entities of $2.1 billion and $1.9 billion, respectively, required collateralization by acceptable investment securities of the Company. Note 8. Securities Sold Under Agreements to Repurchase Details of the Company’s securities sold under agreements to repurchase as of December 31, 2025 and 2024 were as follows: December 31, 2025 December 31, 2024 (dollars in thousands) Amounts Outstanding Weighted- Average Interest Rate Weighted-Avg Maturity (in years) Amounts Outstanding Weighted- Average Interest Rate Weighted-Avg Maturity (in years) Securities Sold Under Agreements to Repurchase Private Institutions $ 50,000 3.89% 3.9 $ 100,000 3.88% 3.9 As of December 31, 2025, the Company’s remaining repurchase agreement was at a fixed interest rate of 3.89% with a remaining maturity of 3.9 years. In February 2025, a private institution exercised its right to call on one repurchase agreement with a balance of $50.0 million, resulting in its termination. The Company’s repurchase agreement is accounted for as a collateralized financing arrangement (i.e., a secured borrowing) and not as a sale and subsequent repurchase of securities. 93

The following table presents the remaining contractual maturities of the Company’s repurchase agreements as of December 31, 2025 and 2024, disaggregated by the class of collateral pledged. Remaining Contractual Maturity of Repurchase Agreements (dollars in thousands) Up to 90 days 91-365 days 1-3 Years After 3 Years Total December 31, 2025 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Enterprises $ — $ — $ — $ 50,000 $ 50,000 December 31, 2024 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Enterprises $ — $ — $ 50,000 $ 50,000 $ 100,000 Note 9. Other Debt The Company’s other debt as of December 31, 2025 and 2024 were as follows: December 31, (dollars in thousands) 2025 2024 Federal Home Loan Bank of Des Moines Advances $ 550,000 $ 550,000 Finance Lease Obligations 8,176 8,274 Total $ 558,176 $ 558,274 As of December 31, 2025, FHLB advances totaled $550.0 million with a weighted-average interest rate of 4.13% and maturity dates ranging from 2026 to 2028. As of December 31, 2025, the Company had an undrawn line of credit with the FHLB of $2.1 billion. As of December 31, 2025, the Company had an undrawn line of credit with the FRB of $7.7 billion. Finance lease obligations relate to office space at the Company’s headquarters. The lease began in 1993 and has a 60 year term. As of December 31, 2025, the annual maturities of the Company’s other debt, exclusive of finance lease obligations, were expected to be as follows: (dollars in thousands) Amount 2026 $ 50,000 2027 400,000 2028 100,000 2029 — 2030 — Total $ 550,000 94

Note 10. Shareholders’ Equity Regulatory Capital The table below sets forth the minimum required capital amounts and ratios for well capitalized institutions and the actual capital amounts and ratios for the Company and the Bank as of December 31, 2025 and 2024: (dollars in thousands) Well Capitalized Minimum Ratio Company Bank As of December 31, 2025 Common Shareholders’ Equity $ 1,506,212 $ 1,751,664 Common Equity Tier 1 Capital 1,728,810 1,976,987 Tier 1 Capital 2,064,911 1,976,987 Total Capital 2,213,315 2,125,391 Common Equity Tier 1 Capital Ratio 6.5% 12.14% 13.89 % Tier 1 Capital Ratio 8.0% 14.49% 13.89 % Total Capital Ratio 10.0% 15.54% 14.94 % Tier 1 Leverage Ratio 5.0% 8.57% 8.21 % As of December 31, 2024 Common Shareholders’ Equity $ 1,322,774 $ 1,540,431 Common Equity Tier 1 Capital 1,648,889 1,869,247 Tier 1 Capital 1,984,990 1,869,247 Total Capital 2,133,624 2,017,881 Common Equity Tier 1 Capital Ratio 6.5% 11.59% 13.16 % Tier 1 Capital Ratio 8.0% 13.95% 13.16 % Total Capital Ratio 10.0% 15.00% 14.20 % Tier 1 Leverage Ratio 5.0% 8.31% 7.83 % The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off- balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about the components of regulatory capital, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Common Equity Tier 1, Tier 1 and Total Capital. Common Equity Tier 1 Capital is common shareholders’ equity, reduced by certain intangible assets, postretirement benefit liability adjustments, and unrealized gains and losses on investment securities. Tier 1 Capital consists of Common Equity Tier 1 Capital and additional tier 1 capital instruments meeting specified requirements. Total Capital is Tier 1 Capital plus an allowable amount of the reserve for credit losses. Risk-weighted assets are calculated by taking assets and credit equivalent amounts of off-balance-sheet items and assigning them to one of several broad risk categories. Four capital ratios are used to measure capital adequacy: Common Equity Tier 1 Capital divided by risk-weighted assets, as defined; Tier 1 Capital divided by risk-weighted assets; Total Capital divided by risk-weighted assets; and the Tier 1 Leverage ratio, which is Tier 1 Capital divided by quarterly adjusted average total assets. In addition to the minimum risk-based capital requirements, all banks must hold additional capital, referred to as the capital conservation buffer (which is in the form of common equity) under the U.S. Basel III capital framework, to avoid being subject to limits on capital distributions and certain discretionary bonus payments to officers. The capital conservation buffer is a minimum of 2.5% of additional capital in addition to the minimum risk-based capital ratios. 95

As of December 31, 2025, the Company and the Bank were well capitalized as defined in the regulatory framework for prompt corrective action. The capital conservation buffer requirements do not currently result in any limitations on distributions or discretionary bonuses for the Company or the Bank. There were no conditions or events since December 31, 2025, that management believes have changed the Company or the Bank’s capital classifications. Dividends Dividends paid by the Parent are substantially funded from dividends received from the Bank. The Bank is subject to federal and state regulatory restrictions that limit cash dividends and loans to the Parent. These restrictions generally require advance approval from the Bank’s regulator for payment of dividends in excess of the sum of net income for the current calendar year and the retained net income of the prior two calendar years. Common Stock Repurchase Program The Parent has a common stock repurchase program in which shares repurchased are held in treasury stock for reissuance in connection with share-based compensation plans and for general corporate purposes. For the year ended December 31, 2025, the Parent repurchased 76,547 shares of common stock under its share repurchase program at an average cost per share of $65.33 and total cost of $5.0 million. Remaining buyback authority was $121.0 million as of December 31, 2025. The actual amount and timing of future share repurchases, if any, will depend on market conditions, applicable SEC rules and various other factors. Preferred Stock Issuance In June 2021, the Company issued and sold 7,200,000 depositary shares, each representing a 1/40th ownership interest in a share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Stock”). The Company issued a total of 180,000 shares of Series A Preferred Stock underlying the depositary shares. The Series A Preferred Stock has a liquidation preference of $1,000 per share. Net proceeds, after underwriting discounts and expenses, totaled $175.5 million. Dividends on the Series A Preferred Stock are not cumulative and will be paid when declared by the Parent’s Board of Directors to the extent that the Company have legally available funds to pay dividends. If declared, dividends will accrue and be payable quarterly, in arrears, on the liquidation preference amount, on a non-cumulative basis, at a rate of 4.375% per annum. Holders of the Series A Preferred Stock will not have voting rights, except with respect to certain changes in the terms of the preferred stock, certain dividend non-payments and as otherwise required by applicable law. The Company may redeem the Series A Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2026 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, in either case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends. In June 2024, the Company issued and sold 6,600,000 depositary shares, each representing a 1/40th ownership interest in a share of 8.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share (the “Series B Preferred Stock”). The Company issued a total of 165,000 shares of Series B Preferred Stock underlying the depositary shares. The Series B Preferred Stock has a liquidation preference of $1,000 per share. Net proceeds, after underwriting discounts and expenses, totaled $160.6 million. Dividends on the Series B Preferred Stock are not cumulative and will be paid when declared by the Parent’s Board of Directors to the extent that we have legally available funds to pay dividends. If declared, dividends will accrue and be payable quarterly, in arrears, on the liquidation preference amount, on a non- cumulative basis, at a rate of 8.000% per annum. Holders of the Series B Preferred Stock will not have voting rights, except with respect to certain changes in the terms of the preferred stock, certain dividend non-payments and as otherwise required by applicable law. The Company may redeem the Series B Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2029 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, in either case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends. 96

Accumulated Other Comprehensive Income The following table presents the components of other comprehensive income (loss), net of tax: (dollars in thousands) Before Tax Tax Effect Net of Tax Year Ended December 31, 2025 Net Unrealized Gains on Investment Securities: Net Unrealized Gains Arising During the Period $ 90,642 $ 24,021 $ 66,621 Amounts Reclassified from Accumulated Other Comprehensive Income that Decrease Net Income: Loss on Sale 16,841 4,465 12,376 Amortization of Unrealized Holding Losses on Held-to-Maturity Securities 22,874 6,063 16,811 Net Unrealized Gains on Investment Securities 130,357 34,549 95,808 Defined Benefit Plans: Net Actuarial Gains Arising During the Period 3,012 799 2,213 Amortization of Net Actuarial Losses 1,511 400 1,111 Amortization of Prior Service Credit (246) (65) (181) Defined Benefit Plans, Net 4,277 1,134 3,143 Other Comprehensive Income $ 134,634 $ 35,683 $ 98,951 Year Ended December 31, 2024 Net Unrealized Gains on Investment Securities: Net Unrealized Gains Arising During the Period $ 47,860 $ 12,683 $ 35,177 Amounts Reclassified from Accumulated Other Comprehensive Income that Decrease Net Income: Amortization of Unrealized Holding Losses on Held-to-Maturity Securities 24,844 6,586 18,258 Net Unrealized Gains on Investment Securities 72,704 19,269 53,435 Defined Benefit Plans: Net Actuarial Losses Arising During the Period (1,101) (291) (810) Amortization of Net Actuarial Losses 1,163 308 855 Amortization of Prior Service Credit (246) (65) (181) Defined Benefit Plans, Net (184) (48) (136) Other Comprehensive Income $ 72,520 $ 19,221 $ 53,299 Year Ended December 31, 2023 Net Unrealized Gains on Investment Securities: Net Actuarial Gains Arising During the Period $ 17,692 $ 4,661 $ 13,031 Amounts Reclassified from Accumulated Other Comprehensive Income that Decrease Net Income: Loss on Sale 4,582 1,237 3,345 Amortization of Unrealized Holding Losses on Held-to-Maturity Securities 26,909 7,133 19,776 Net Unrealized Gains on Investment Securities 49,183 13,031 36,152 Defined Benefit Plans: Net Actuarial Gains Arising During the Period 1,968 521 1,447 Amortization of Net Actuarial Losses 751 199 552 Amortization of Prior Service Credit (246) (65) (181) Defined Benefit Plans, Net 2,473 655 1,818 Other Comprehensive Income $ 51,656 $ 13,686 $ 37,970 97

The amortization of unrealized holding losses on HTM securities amounts relate to the amortization/accretion of unrealized losses related to the Company’s reclassification of AFS investment securities to the HTM category. The remaining unrealized losses will be amortized over the remaining life of the investment securities as an adjustment of yield. The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax: (dollars in thousands) Investment Securities- Available-For- Sale Investment Securities- Held-To- Maturity Defined Benefit Plans Accumulated Other Comprehensive Income (Loss) Year Ended December 31, 2025 Balance at Beginning of Period $ (189,230) $ (130,763) $ (23,396) $ (343,389) Other Comprehensive Income Before Reclassifications 66,621 — 2,213 68,834 Amounts Reclassified from Accumulated Other Comprehensive Income 12,376 16,811 930 30,117 Total Other Comprehensive Income 78,997 16,811 3,143 98,951 Balance at End of Period $ (110,233) $ (113,952) $ (20,253) $ (244,438) Year Ended December 31, 2024 Balance at Beginning of Period $ (224,407) $ (149,021) $ (23,260) $ (396,688) Other Comprehensive Income (Loss) Before Reclassifications 35,177 — (810) 34,367 Amounts Reclassified from Accumulated Other Comprehensive Income — 18,258 674 18,932 Total Other Comprehensive Income (Loss) 35,177 18,258 (136) 53,299 Balance at End of Period $ (189,230) $ (130,763) $ (23,396) $ (343,389) Year Ended December 31, 2023 Balance at Beginning of Period $ (240,783) $ (168,797) $ (25,078) $ (434,658) Other Comprehensive Income Before Reclassifications 13,031 — 1,447 14,478 Amounts Reclassified from Accumulated Other Comprehensive Income 3,345 19,776 371 23,492 Total Other Comprehensive Income 16,376 19,776 1,818 37,970 Balance at End of Period $ (224,407) $ (149,021) $ (23,260) $ (396,688) 98

The following table presents the amounts reclassified out of each component of accumulated other comprehensive income (loss): Amount Reclassified from Accumulated Other Comprehensive Income (Loss) 1 Affected Line Item in the Year Ended December 31, Statement Where (dollars in thousands) 2025 2024 2023 Net Income is Presented Amortization of Unrealized Holding Losses on Investment Securities Held-to-Maturity $ (22,874) $ (24,844) $ (26,909) Interest Income Tax Effect 6,063 6,586 7,133 Provision for Income Tax Net of Tax (16,811) (18,258) (19,776) Sale of Investment Securities Available-for- Sale (16,841) — (4,582) Investment Securities Losses, Net Tax Effect 4,465 — 1,237 Provision for Income Tax Net of Tax (12,376) — (3,345) Amortization of Defined Benefit Plans Items Prior Service Credit 246 246 246 Other Noninterest Expense Net Actuarial Losses (1,511) (1,163) (751) Other Noninterest Expense (1,265) (917) (505) Total Before Tax Tax Effect 335 243 134 Provision for Income Tax Net of Tax (930) (674) (371) Total Reclassifications for the Period, Net of Tax $ (30,117) $ (18,932) $ (23,492) 1. Amounts in parentheses indicate reductions to net income. Note 11. Earnings Per Common Share Earnings per common share is computed using the two-class method. The following is a reconciliation of the weighted average number of common shares used in the calculation of basic and diluted earnings per share and antidilutive restricted stock outstanding for the years ended December 31, 2025, 2024 and 2023: (dollars in thousands, except per share amounts) 2025 2024 2023 Numerator: Net Income Available to Common Shareholders $ 184,825 $ 137,350 $ 163,325 Denominator: Weighted Average Common Shares Outstanding - Basic 39,618,830 39,450,737 39,274,291 Dilutive Effect of Equity Based Awards 315,601 249,651 154,621 Weighted Average Common Shares Outstanding - Diluted 39,934,431 39,700,388 39,428,912 Earnings Per Common Share: Basic $ 4.67 $ 3.48 $ 4.16 Diluted $ 4.63 $ 3.46 $ 4.14 Antidilutive Restricted Stock Outstanding 1,808 32,667 199,217 99

Note 12. Business Segments The Company’s business segments are defined as Consumer Banking, Commercial Banking, and Treasury and Other. The Company’s chief operating decision maker (“CODM”) is the Chairman and Chief Executive Officer. The CODM uses income from operations to evaluate the performance of the overall business and to allocate resources to each of the segments. The Company’s internal management accounting process, which is not necessarily comparable with the process used by any other financial institution, uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income, expense, the provision for credit losses, and capital. This process is dynamic and requires certain allocations based on judgment and other subjective factors. Unlike financial accounting, there is no comprehensive authoritative guidance for management accounting that is equivalent to GAAP. Previously reported results have been reclassified to conform to the current reporting structure. The net interest income of the business segments reflects the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Company’s overall asset and liability management activities on a proportionate basis. The basis for the allocation of net interest income is a function of the Company’s assumptions that are subject to change based on changes in current interest rates and market conditions. Funds transfer pricing also serves to transfer interest rate risk to Treasury. However, the other business segments have some latitude to retain certain interest rate exposures related to customer pricing decisions within guidelines. The provision for credit losses for the Consumer Banking and Commercial Banking business segments reflects the actual net charge-offs of those business segments. The amount of the consolidated provision for loan and lease losses is based on the CECL methodology that the Company used to estimate the consolidated Allowance. The residual provision for credit losses to arrive at the consolidated provision for credit losses is included in Treasury and Other. Noninterest income and expense includes allocations from support units to business units. These allocations are based on actual usage where practicably calculated or by management’s estimate of such usage. The provision for income taxes is allocated to business segments using a 26% effective income tax rate. However, the provision for income taxes for the Leasing business unit (included in the Commercial Banking segment) and Auto Leasing portfolio and Pacific Century Life Insurance business unit (both included in the Consumer Banking segment) are assigned their actual effective income tax rates due to the unique relationship that income taxes have with their products. The residual income tax expense or benefit to arrive at the consolidated effective tax rate is included in Treasury and Other. Consumer Banking Consumer Banking offers a broad range of financial products and services, including loan and lease financing, deposit, and brokerage and insurance products; private banking and international client banking services; trust services; investment management; and institutional investment advisory services. Loan and lease products include residential mortgage loans, home equity lines of credit, automobile loans and leases, overdraft lines of credit, installment loans, small business loans and leases, and credit cards. Deposit products include checking, savings, and time deposit accounts. Brokerage and insurance offerings include equities, mutual funds, life insurance, and annuity products. Private banking (including international client banking) and Trust groups assist individuals and families in building and preserving their wealth by providing investment, credit, and trust services to high-net-worth individuals. The investment management group manages portfolios utilizing a variety of investment products and the institutional client services group offers investment advice to corporations, government entities, and foundations. Products and services from Consumer Banking are delivered to customers through 51 branch locations and 320 ATMs throughout Hawaiʻi and the West Pacific, a customer service center, and online and mobile banking services. Commercial Banking Commercial Banking offers products including commercial and industrial loans, commercial real estate loans, commercial lease financing, auto dealer financing, merchant services, deposit products and cash management services. Commercial lending and lease financing, deposit products, and cash management and merchant services are offered to middle-market and large companies in Hawaiʻi and the West Pacific. Commercial Banking also offers lease financing and deposit products to government entities in Hawaiʻi. Commercial real estate mortgages focus on investors, developers, and builders 100 predominantly domiciled in Hawaiʻi. Commercial Banking includes international banking which services Japanese, Korean, and Chinese commercial businesses owned by a foreign individual or entity, a U.S. corporate subsidiary of a foreign owner, or businesses where management prefers to speak a foreign language. Treasury and Other Treasury consists of corporate asset and liability management activities, including interest rate risk management and a foreign currency exchange business. This segment’s assets and liabilities (and related interest income and expense) consist of interest-bearing deposits, investment securities, federal funds sold and purchased, and short and long-term borrowings. The primary sources of noninterest income are from bank-owned life insurance, net gains (losses) from the sale of investment securities, and foreign exchange income related to customer-driven currency requests from merchants and island visitors. The net residual effect of the transfer pricing of assets and liabilities is included in Treasury and Other, along with the elimination of intercompany transactions. Other organizational units (Technology, Operations, Marketing, Human Resources, Finance, Credit and Risk Management, and Corporate and Regulatory Administration) provide a wide-range of support to the Company’s other income earning segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process. The cost allocation is included in Other Noninterest Expense in the table below. 101

Selected business segment financial information as of and for the years ended December 31, 2025, 2024 and 2023 were as follows:

(dollars in thousands)	Consumer Banking	Commercial Banking	Treasury and Other	Consolidated Total
Year Ended December 31, 2025				
Net Interest Income (Expense)	$ 383,955	$ 220,084	$ (66,500)	$ 537,539
Provision for (Recapture of) Credit Losses	11,551	2,194	(2,245)	11,500
Net Interest Income (Expense) After Provision for Credit Losses	372,404	217,890	(64,255)	526,039
Noninterest Income	135,923	47,086	(3,919)	179,090
Noninterest Expense				
Salaries and Benefits	84,773	19,834	144,165	248,772
Net Occupancy	28,578	1,593	11,848	42,019
Other Noninterest Expense	236,285	52,332	(136,261)	152,356
Total Noninterest Expense	349,636	73,759	19,752	443,147
Income (Loss) Before Provision for Income Taxes	158,691	191,217	(87,926)	261,982
Provision (Benefit) for Income Taxes	40,291	49,097	(33,308)	56,080
Net Income (Loss)	$ 118,400	$ 142,120	$ (54,618)	$ 205,902
Total Assets as of December 31, 2025	$ 8,337,939	$ 6,125,727	$ 9,712,698	$ 24,176,364
Year Ended December 31, 2024				
Net Interest Income (Expense)	$ 391,137	$ 206,450	$ (131,007)	$ 466,580
Provision for (Recapture of) Credit Losses	11,969	913	(1,732)	11,150
Net Interest Income (Expense) After Provision for Credit Losses	379,168	205,537	(129,275)	455,430
Noninterest Income	134,568	28,768	9,193	172,529
Noninterest Expense				
Salaries and Benefits	81,477	20,436	130,651	232,564
Net Occupancy	27,551	1,816	12,717	42,084
Other Noninterest Expense	230,916	52,100	(127,556)	155,460
Total Noninterest Expense	339,944	74,352	15,812	430,108
Income (Loss) Before Provision for Income Taxes	173,792	159,953	(135,894)	197,851
Provision (Benefit) for Income Taxes	44,290	40,530	(36,963)	47,857
Net Income (Loss)	$ 129,502	$ 119,423	$ (98,931)	$ 149,994
Total Assets as of December 31, 2024	$ 8,288,997	$ 6,145,162	$ 9,166,955	$ 23,601,114
Year Ended December 31, 2023				
Net Interest Income (Expense)	$ 393,310	$ 209,436	$ (105,721)	$ 497,025
Provision for Credit Losses	7,773	44	1,183	9,000
Net Interest Income (Expense) After Provision for Credit Losses	385,537	209,392	(106,904)	488,025
Noninterest Income	126,373	33,016	17,220	176,609
Noninterest Expense				
Salaries and Benefits	84,761	21,218	128,100	234,079
Net Occupancy	27,514	1,571	10,839	39,924
Other Noninterest Expense	228,061	54,697	(119,243)	163,515
Total Noninterest Expense	340,336	77,486	19,696	437,518
Income (Loss) Before Provision for Income Taxes	171,574	164,922	(109,380)	227,116
Provision (Benefit) for Income Taxes	44,141	41,109	(29,336)	55,914
Net Income (Loss)	$ 127,433	$ 123,813	$ (80,044)	$ 171,202
Total Assets as of December 31, 2023	$ 8,486,771	$ 5,831,880	$ 9,414,645	$ 23,733,296

102

Note 13. Employee Benefits The Company has defined contribution plans, defined benefit plans, and a postretirement benefit plan. Defined Contribution Plans The Bank of Hawaii Retirement Savings Plan (the “Savings Plan”) has three Company contribution components in addition to employee contributions: 1) 401(k) matching, as described below; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) matching component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants’ eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants’ eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company’s financial goals, are made regardless of whether the participating employee contributes to the Savings Plan and are invested in accordance with the participant’s selection of investment options available under the Savings Plan. The Company also has a non-qualified savings plan which covers certain employees with compensation exceeding Internal Revenue Service (“IRS”) limits on pay amounts in the allocation of the Savings Plan’s benefits. Total expense for all components of the Company’s defined contribution plans was $13.8 million for the year ended December 31, 2025, $12.0 million for the year ended December 31, 2024, and $13.2 million for the year ended December 31, 2023. Defined Benefit Plans The Company has two defined benefit plans (the “Pension Plans”). In 1995, the Company froze its non-contributory, qualified defined benefit retirement plan (the “Retirement Plan”) and the excess retirement plan (the “Excess Plan”), which covered employees of the Company and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Pension Plans no longer provided for compensation increases in the determination of benefits. The projected benefit obligation is equal to the accumulated benefit obligation due to the frozen status of the Pension Plans. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Excess Plan is a non-qualified excess retirement benefit plan which covers certain employees of the Company and participating subsidiaries with compensation exceeding IRS limits on pay amounts applicable to the Pension Plan’s benefit formula. The Excess Plan has no plan assets. The Excess Plan’s projected benefit obligation and accumulated benefit obligation were $2.3 million and $2.4 million for December 31, 2025 and 2024, respectively. Postretirement Benefit Plan The Company’s postretirement benefit plan provides retirees hired before January 1, 2012, with medical and dental insurance coverage. For eligible participants that retired before 2008 and met certain age requirements, the Company and retiree share in the cost of providing postretirement benefits where both the employer and retiree pay a portion of the insurance premiums. Eligible participants who retired before 2008 who did not meet certain age requirements continued on the Company’s benefit plans, but pay for their full insurance premiums. Participants who retired on or after January 1, 2008, who had medical or dental coverage under the Company’s plans immediately before retirement and meet certain age and years of service requirements as of December 31, 2008, are also eligible to participate in the Company’s benefit plans, but must pay for their full insurance premiums. Retirees aged 65 and older are provided with a Medicare supplemental plan subsidy. Most employees of the Company who have met certain eligibility requirements are covered by this plan. Participants who retired on or after January 1, 2008, who met certain age and/or years of service requirements, are eligible for the Health Reimbursement Account (“HRA”) program. The HRA program provides retirees with an initial credit based on years of service. Thereafter, an annual credit up to a maximum of $1,200 is provided into the HRA. The retiree may use the HRA for medical, vision, prescription drug and dental premiums, co-payments, and medically necessary health care expenses that are not covered by any medical or dental insurance program or flexible health spending account. The plan provides access-only coverage for employees hired on or after January 1, 2012. These retirees continue on the medical and dental plan until age 65 paying the full premium. As of December 31, 2025 and 2024, the Company had no segregated assets to provide for postretirement benefits. 103

The following table provides a reconciliation of changes in benefit obligation and fair value of plan assets, as well as the funded status recognized in the Company's consolidated statements of condition for the Pension Plans and postretirement benefit plan for the years ended December 31, 2025 and 2024.

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2025	2024	2025	2024
Benefit Obligation at Beginning of Year	$ 74,843	$ 78,568	$ 23,658	$ 23,314
Service Cost	—	—	415	438
Interest Cost	4,039	4,078	1,309	1,242
Actuarial Losses (Gains)	1,346	(839)	(83)	270
Employer Benefits Paid [1]	(6,961)	(6,964)	(1,731)	(1,606)
Benefit Obligation at End of Year	$ 73,267	$ 74,843	$ 23,568	$ 23,658
Fair Value of Plan Assets at Beginning of Year	$ 74,741	$ 78,214	$ —	$ —
Actual Return on Plan Assets	8,456	3,029	—	—
Employer Contributions	460	462	1,731	1,606
Employer Benefits Paid [1]	(6,961)	(6,964)	(1,731)	(1,606)
Fair Value of Plan Assets at End of Year	$ 76,696	$ 74,741	$ —	$ —
Funded Status at End of Year [2]	$ 3,429	$ (102)	$ (23,568)	$ (23,658)

1. Participants' contributions relative to the postretirement benefit plan were offset against employer benefits paid in the table above. Participants' contributions for postretirement benefits were $0.8 million for both years ended December 31, 2025 and 2024.
2. Amounts are recognized in Retirement Benefits Payable in the consolidated statements of condition.

For the year ended December 31, 2025, the change in discount rate resulted in a $1.4 million increase to the Company's Pension Plans liability and a $0.3 million increase to the Company's postretirement benefit plan liability. For the year ended December 31, 2024, the change in discount rate resulted in a $1.3 million decrease to the Company's Pension Plans liability and a $0.5 million decrease to the Company's postretirement benefit plan liability.

The following presents the amounts recognized in the Company's accumulated other comprehensive income for the Pension Plans and postretirement benefit plan as of December 31, 2025 and 2024.

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2025	2024	2025	2024
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax				
Net Actuarial Gains (Losses)	$ (24,574)	$ (28,033)	$ 3,761	$ 3,896
Net Prior Service Credit	—	—	560	741
Total Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax	$ (24,574)	$ (28,033)	$ 4,321	$ 4,637

Components of net periodic benefit cost for the Company's Pension Plans and the postretirement benefit plan are presented in the following table for the years ended December 31, 2025, 2024 and 2023.

	Pension Benefits			Postretirement Benefits		
(dollars in thousands)	2025	2024	2023	2025	2024	2023
Service Cost	$ —	$ —	$ —	$ 415	$ 438	$ 376
Interest Cost	4,039	4,078	4,468	1,309	1,242	1,186
Expected Return on Plan Assets	(4,181)	(4,705)	(5,238)	—	—	—
Amortization of:						
Prior Service Credit [1]	—	—	—	(246)	(246)	(246)
Net Actuarial Losses (Gains) [1]	1,777	1,484	1,258	(266)	(321)	(507)
Net Periodic Benefit Cost	$ 1,635	$ 857	$ 488	$ 1,212	$ 1,113	$ 809

1. Represents reclassification adjustments from accumulated other comprehensive income during the period.

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Assumptions used to determine the benefit obligations as of December 31, 2025 and 2024 for the Company's Pension Plans and postretirement benefit plan were as follows:

	Pension Benefits		Postretirement Benefits	
	2025	2024	2025	2024
Weighted Average Assumptions as of December 31:				
Discount Rate	5.40 %	5.67 %	5.62 %	5.74 %
Health Care Cost Trend Rate Assumed For Next Year	—	—	7.30 %	7.10 %
Ultimate Trend Rate	—	—	4.00 %	4.00 %
Year That the Rate Reaches the Ultimate Trend Rate	—	—	2050	2046

Assumptions used to determine the net periodic benefit cost for the Company's Pension Plans and postretirement benefit plan for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Pension Benefits			Postretirement Benefits		
	2025	2024	2023	2025	2024	2023
Weighted Average Assumptions as of December 31:						
Discount Rate	5.67 %	5.44 %	5.51 %	5.74 %	5.51 %	5.58 %
Expected Long-Term Rate of Return on Plan Assets	5.90 %	6.00 %	6.00 %	—	—	—
Health Care Cost Trend Rate	—	—	—	7.10 %	6.90 %	6.20 %

A combination of factors is used by management in determining the expected long-term rate of return on plan assets. Historical return experience for major asset categories are evaluated and current market factors, such as inflation and interest rates, are considered in determining the expected long-term rate of return assumption.

The Company expects to contribute $0.4 million to the Pension Plans and $1.7 million to the postretirement benefit plan in 2026.

As of December 31, 2025, expected benefits to be paid in each of the next five years and in the aggregate for the five years thereafter were as follows:

(dollars in thousands)	Pension Benefits	Postretirement Benefits
2026	$ 7,143	$ 1,702
2027	7,017	1,737
2028	6,876	1,730
2029	6,726	1,759
2030	6,572	1,788
Years 2031-2035	29,642	9,292

Retirement Plan Assets

The Company's overall investment strategy is to maintain an adequate level of funding to secure current and future retiree benefits. This objective is based on a long-term investment horizon to maintain sufficient cash reserves to pay pension benefits and expenses, achieve the highest long-term rate of return practicable without taking excessive risk and de-risk in an orderly fashion. The long-term investment objective is to achieve an overall annualized total return, gross of fees, in line with the blended benchmark index comprised of 80% MSCI ACWI IMI Index and 20% Custom Opportunistic Fixed Income Benchmark.

Subject to liquidity requirements, the asset allocation targets are 80% public global equity securities and 20% growth fixed income securities with a 10% to 15% range permitted from the strategic targets.

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The fair values of the Retirement Plan assets as of December 31, 2025 and 2024 by asset category were as follows: Fair Value Measurements as of December 31, (dollars in thousands) 2025 2024 Cash $ 1,108 $ 857 Collective Investment Funds 75,588 73,884 Total Investments at Fair Value $ 76,696 $ 74,741 The fair value of the collective investment fund is based on net asset value of units as a practical expedient, and therefore the asset is not classified in the fair value hierarchy. Note 14. Share-Based Compensation The Company has share-based compensation plans which allow grants of stock options, restricted stock, stock appreciation rights, and restricted stock units to its employees and non-employee directors. Restricted stock provides grantees with rights to shares of common stock upon completion of one or more criteria, including service period, performance or other conditions as established by the Compensation Committee, such as vesting tied to the Company’s financial performance relative to the peer group or achievement of an absolute financial performance target. During the restriction period, all shares are considered outstanding and dividends are paid on the restricted stock. Generally, restricted stock vests over periods ranging from one year to five years from the date of grant. Restricted stock and dividends may be forfeited if an employee terminates prior to vesting. As of December 31, 2025, total shares authorized under the plans were 2.4 million shares, of which 1.3 million shares were available for future grants. The Company recognizes compensation expense, measured as the fair value of the share-based award on the date of grant, on a straight-line basis over the requisite service period. Share-based compensation is recorded in the consolidated statements of income as a component of salaries and benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders’ equity. For the years ended December 31, 2025, 2024 and 2023, compensation expense and the related income tax benefit recognized for restricted stock were as follows: (dollars in thousands) 2025 2024 2023 Compensation Expense $ 16,243 $ 14,444 $ 15,656 Income Tax Benefit 4,308 3,832 4,153 Restricted Stock As of December 31, 2025, unrecognized compensation expense related to unvested restricted stock was $21.2 million. The unrecognized compensation expense is expected to be recognized over a weighted average period of 2.00 years. 106

The following table presents the activity for restricted stock: Number of Shares Weighted Average Grant Date Fair Value Grant Date Fair Value of Restricted Stock that Vested During the Year (in thousands) Unvested as of December 31, 2022 540,669 $ 87.81 Granted 201,378 67.78 Vested (129,294) 86.47 $ 9,190 Forfeited (33,965) 85.13 Unvested as of December 31, 2023 578,788 $ 81.30 Granted 236,992 63.57 Vested (210,125) 83.58 $ 12,825 Forfeited (5,240) 69.23 Unvested as of December 31, 2024 600,415 $ 73.61 Granted 208,707 72.77 Vested (140,843) 80.10 $ 9,853 Forfeited (17,186) 69.93 Unvested as of December 31, 2025 651,093 $ 72.03 1. As of December 31, 2025 and 2024, 114,521 shares and 106,072 shares, respectively, were unvested from service-based grants. Note 15. Income Taxes Provision for Income Taxes The components of the Company’s provision for income taxes for the years ended December 31, 2025, 2024 and 2023 were as follows: (dollars in thousands) 2025 2024 2023 Current: Federal $ 54,544 $ 56,974 $ 59,084 State (976) 3,103 8,035 Total Current 53,568 60,077 67,119 Deferred: Federal 4,765 (8,805) (8,800) State (2,253) (3,415) (2,405) Total Deferred 2,512 (12,220) (11,205) Provision for Income Taxes $ 56,080 $ 47,857 $ 55,914 The tax effects of fair value adjustments on AFS investment securities, the amortization of unrealized gains and losses related to investment securities transferred to HTM, and the minimum pension liability adjustment are recorded directly in consolidated shareholders’ equity as a component of accumulated other comprehensive loss. The net tax charge recorded was $35.7 million, $19.2 million, and $13.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. Excess tax benefits related to share-based compensation are recorded as a reduction of the provision for income taxes. 107

Deferred Tax Assets and Liabilities As of December 31, 2025 and 2024, significant components of the Company’s deferred tax assets and liabilities were as follows: December 31, (dollars in thousands) 2025 2024 Deferred Tax Assets: Allowance for Credit Losses $ 39,319 $ 39,907 Minimum Pension Liability 7,305 8,439 Accrued Expenses 23,627 22,361 Operating Lease Liabilities 24,494 23,538 Restricted Stock 6,658 5,975 Net Unrealized Losses on Investment Securities 80,867 115,416 Low Income Housing Investments 10,667 8,512 Other 22,481 23,304 Gross Deferred Tax Assets Before Valuation Allowance 215,418 247,452 Valuation Allowance (13,261) (9,740) Gross Deferred Tax Assets After Valuation Allowance 202,157 237,712 Deferred Tax Liabilities: Accrued Pension Cost (11,270) (11,270) Lease Transactions (21,575) (20,234) Operating Lease Right-of-Use Assets (22,114) (21,251) Other (14,863) (15,444) Gross Deferred Tax Liabilities (69,822) (68,199) Net Deferred Tax Assets $ 132,335 $ 169,513 Both positive and negative evidence were considered by management in determining the need for a valuation allowance. Negative evidence included the uncertainty regarding the generation of capital gains in future years and restrictions on the ability to sell low-income housing investments during periods when carrybacks/carryforwards of capital losses are allowed. Positive evidence included capital gains in the carryback years, if any. After considering all available evidence, management determined that a valuation allowance to offset deferred tax assets related to low-income housing investments that can only be used to offset capital gains was appropriate. Management determined that a valuation allowance was not required for the remaining deferred tax assets because it is more likely than not that these assets will be realized through future reversals of existing taxable temporary differences, and there will be sufficient future taxable income exclusive of reversing temporary differences. As of December 31, 2025 and 2024, the Company carried a valuation allowance of $13.3 million and $9.7 million, respectively, related to the deferred tax assets established in connection with the low-income housing investments. Certain events covered by Internal Revenue Code Section 593(e) will trigger a recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, shareholders. As of December 31, 2025, retained earnings included $18.2 million of base year reserves for which the deferred federal income tax liability of $4.8 million has not been recognized. 108

Effective Tax Rate

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023	
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Statutory Federal Income Tax Expense and Rate	$ 55,016	21.00 %	$ 41,549	21.00 %	$ 47,694	21.00 %
State Taxes, Net of Federal Income Tax Benefit	(2,507)	(0.96)	343	0.17	5,005	2.20
Tax credits						
Low-Income Housing Investments Amortization, Net of Tax Benefits	4,095	1.56	5,731	2.90	2,797	1.23
Investment Tax Credits	(1,380)	(0.53)	(1,041)	(0.53)	(845)	(0.37)
Changes in valuation allowances	2,845	1.09	2,237	1.13	263	0.12
Nontaxable or nondeductible items						
Nondeductible Compensation	1,457	0.56	2,306	1.17	1,801	0.79
Bank-Owned Life Insurance	(4,108)	(1.57)	(2,852)	(1.44)	(2,419)	(1.07)
Tax-Exempt Income	(3,105)	(1.19)	(1,779)	(0.90)	(1,138)	(0.50)
Other reconciling items						
Other	3,767	1.44	1,363	0.69	2,756	1.21
Income Tax Expense and Effective Tax Rate	$ 56,080	21.40 %	$ 47,857	24.19 %	$ 55,914	24.62 %

Unrecognized Tax Benefits

The Company is required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when the Company determines that a tax position has a less than 50% likelihood of being accepted by the taxing authority. The following presents a reconciliation of the Company's liability for UTBs for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	2025	2024	2023
Unrecognized Tax Benefits at Beginning of Year	$ 5,340	$ 3,737	$ 3,696
Gross Increases, Related to Tax Positions Taken in a Prior Period	—	1,276	54
Gross Decreases, Related to Tax Positions Taken in a Prior Period	(856)	—	—
Gross Increases, Related to Current Period Tax Positions	160	540	27
Lapse of Statute of Limitations	(1,126)	(213)	(40)
Unrecognized Tax Benefits at End of Year	$ 3,518	$ 5,340	$ 3,737

As of December 31, 2025 and 2024, $3.5 million and $5.3 million, respectively, in liabilities for UTBs were related to UTBs that if reversed would have an impact on the Company's effective tax rate.

The Company classifies interest and penalties, if any, related to the liability for UTBs as a component of the provision for income taxes. The recorded net tax benefit for interest and penalties was $0.5 million and less than $0.1 million for the years ended December 31, 2025 and 2023, respectively. The recorded net tax expense for interest and penalties was $0.3 million for the year ended December 31, 2024. As of December 31, 2025 and 2024, the balance of the accrual for possible interest and penalties was $0.9 million and $1.4 million, respectively.

The federal tax returns for 2022 through 2024 remain subject to examination. The Company's State of Hawai'i income tax returns for 2017 and 2021 through 2024 remain subject to examination by the taxing authorities.

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The following table presents cash paid for federal and state income taxes for the years ended December 31, 2025, 2024 and 2023.

(dollars in thousands)		2025		2024		2023
Cash Paid for Federal Income Taxes	$	23,375	$	21,650	$	42,500
Cash Paid for State Income Taxes		1,527		9,590		9,746
Total Cash Paid for Income Taxes	$	24,902	$	31,240	$	52,246

Note 16. Derivative Financial Instruments

The Company uses derivative instruments to manage its exposure to market risks, including interest rate risk, and to assist customers with their risk management objectives. The Company designates certain derivatives as hedging instruments in a qualifying hedge accounting relationship, while other derivatives serve as economic hedges that do not qualify for hedge accounting. The Company is party to master netting arrangements with its financial institution counterparties. See Note 18 *Balance Sheet Offsetting* for more information.

The Company enters into certain interest rate swap contracts that are matched to closed portfolios of fixed-rate residential mortgage loans and available-for-sale investment securities. These contracts have been designated as hedging instruments to hedge the risk of changes in the fair value of the underlying loans or investment securities due to changes in interest rates. The related contracts are structured so that the notional amounts reduce over time to generally match the expected amortization of the underlying loan or investment security.

The notional amounts and fair values of the Company's derivative financial instruments as of December 31, 2025 and 2024 were as follows:

	December 31, 2025				December 31, 2024			
(dollars in thousands)		Notional Amount		Fair Value		Notional Amount		Fair Value
Derivatives designated as hedging instruments								
Interest Rate Swap Agreements [1]	$	1,500,000	$	(8,909)	$	2,000,000	$	2,738
Derivatives not designated as hedging instruments								
Interest Rate Lock Commitments		1,975		45		1,534		34
Forward Commitments		5,250		(12)		3,517		6
Interest Rate Swap Agreements								
Receive Fixed/Pay Variable Swaps		2,337,727		(73,056)		2,123,665		(136,218)
Pay Fixed/Receive Variable Swaps		2,337,727		72,965		2,123,665		136,125
Foreign Exchange Swaps		57,773		(188)		—		—
Conversion Rate Swap Agreements [2]		105,941		NA		96,466		NA
Makewhole Agreements [3]		47,819		NA		65,763		NA

[1] As of December 31, 2025 and December 31, 2024, the amounts presented in the table above exclude forward starting swaps with notional values of $500 million and $300 million, respectively, and fair values of $1.5 million and $4.7 million, respectively. The 2025 forward starting swaps become effective between March 2026 and September 2026.

[2] The conversion rate swap agreements were valued at zero as further reductions to the conversion rate were not reasonably estimable.

[3] The makewhole agreements were valued at zero as the likelihood of a payment required to the buyer was not reasonably estimable.

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The following table presents the Company’s derivative financial instruments, their fair values, and their location in the consolidated statements of condition as of December 31, 2025 and 2024: December 31, 2025 December 31, 2024 (dollars in thousands) Asset Derivatives 1 Liability Derivatives 1 Asset Derivatives 1 Liability Derivatives 1 Interest Rate Swap Agreements Not Designated as Hedging Instruments $ 97,037 $ 97,128 $ 146,923 $ 147,016 Designated as Hedging Instruments 2,494 9,872 14,507 7,039 99,531 107,000 161,430 154,055 Derivatives not designated as hedging instruments Interest Rate Lock Commitments 45 — 34 — Forward Commitments — 12 9 3 Foreign Exchange Swaps 5 193 — — Total Derivatives $ 99,581 $ 107,205 $ 161,473 $ 154,058 1 Asset derivatives are included in other assets and liability derivatives are included in other liabilities in the consolidated statements of condition. Derivatives are recognized on the Company’s consolidated statements of condition at fair value. During the years ended December 31, 2025 and 2024, the Company terminated several interest rate swap agreements with a total notional value of $1.0 billion and $1.7 billion, respectively. These interest rate swap agreements were designated as fair value hedging instruments. The termination of the interest rate swaps resulted in a loss of $3.8 million and $20.2 million, respectively, which was allocated to the assets of the respective closed portfolios and will be amortized to interest income over the contractual terms of those assets using the effective interest method. In 2025 and 2024, the Company amortized $2.4 million and $0.4 million, respectively, of these losses to interest income. The following table presents the Company’s derivative financial instruments and the amount and location of the net gains or losses recognized in the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023: Year Ended December 31, (dollars in thousands) Location of Net Gains (Losses) Recognized in the Consolidated Statements of Income 2025 2024 2023 Derivatives designated as hedging instruments Recognized on Interest Rate Swap Agreements Interest Income on Investment Securities Available-for-Sale $ (6,357) $ 17,679 $ (20,293) Recognized on Hedged Item Interest Income on Investment Securities Available-for-Sale 6,318 (17,903) 20,260 Net Cash Settlements Interest Income on Investment Securities Available-for-Sale 531 8,772 3,682 Recognized on Interest Rate Swap Agreements Interest and Fees on Loans and Leases (12,277) 18,301 (28,379) Recognized on Hedged Item Interest and Fees on Loans and Leases 12,164 (18,296) 28,386 Net Cash Settlements Interest and Fees on Loans and Leases 7,140 13,435 4,161 Derivatives not designated as hedging instruments Interest Rate Lock Commitments Mortgage Banking 497 805 828 Forward Commitments Mortgage Banking (7) 210 — Interest Rate Swap Agreements Other Noninterest Income 2 64 (96) Foreign Exchange Swaps Interest Income on Investment Securities Available-for-Sale (322) — — Conversion Rate Swap Agreement Investment Securities Gains (Losses), Net (2,104) (2,390) (1,598) Total $ 5,585 $ 20,677 $ 6,951 111

The following amounts were recorded on the consolidated statements of condition related to the cumulative basis adjustment for fair value hedges of derivative financial instruments designated as hedging instruments as of December 31, 2025 and 2024:

Line Item in the Unaudited Consolidated Statements of Condition	Carrying Amount of the Hedged Assets		Cumulative Amount of Fair Value Hedging Adjustment Included In the Carrying Amount of the Hedged Assets	
(dollars in thousands)	2025	2024	2025	2024
Investment Securities, Available-for-Sale [1]	$ 703,874	$ 999,594	$ 3,874	$ (406)
Loans and Leases [2]	1,303,411	1,292,670	(3,411)	(7,330)

[1] These amounts were included in the fair value of closed portfolios of investment securities, available-for-sale used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. As of December 31, 2025 and 2024, the fair value of the closed portfolios used in these hedging relationships was $1.3 billion and $1.7 billion, respectively.
[2] These amounts were included in the amortized cost basis of closed portfolios of loans used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. As of December 31, 2025 and 2024, the amortized cost basis of the closed portfolios used in these hedging relationships was $2.8 billion and $3.0 billion, respectively.

Management has received authorization from the Bank's Board of Directors to use derivative financial instruments as an end-user in connection with the Bank's risk management activities and to accommodate the needs of the Bank's customers. As with any financial instrument, derivative financial instruments have inherent risks. Market risk is defined as the risk of adverse financial impact due to fluctuations in interest rates, foreign exchange rates, and equity prices. Market risks associated with derivative financial instruments are balanced with the expected returns to enhance earnings performance and shareholder value, while limiting the volatility of each. The Company uses various processes to monitor its overall market risk exposure, including earnings, valuation and price sensitivity analysis, and other methodologies.

Derivative financial instruments are also subject to credit and counterparty risk, which is defined as the risk of financial loss if a borrower or counterparty is either unable or unwilling to repay borrowings or settle transactions in accordance with the underlying contractual terms. Credit and counterparty risks associated with derivative financial instruments are similar to those relating to traditional financial instruments. The Company manages derivative credit and counterparty risk by evaluating the creditworthiness of each borrower or counterparty, adhering to the same credit approval process used for commercial lending activities.

The Company's free-standing derivative financial instruments are required to be carried at their fair value on the Company's consolidated statements of condition. These financial instruments include interest rate lock commitments ("IRLCs"), forward commitments, interest rate swap agreements, foreign exchange swaps, and conversion rate swap agreements.

Derivatives Not Designated as Hedging Instruments

Interest Rate Lock Commitments/Forward Commitments

The Company enters into IRLCs for residential mortgage loans which commit us to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs that relate to the origination of mortgage loans that will be held for sale are considered derivative financial instruments under applicable accounting guidance. Outstanding IRLCs expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. To mitigate this risk, the Company utilizes forward commitments as economic hedges against the potential decreases in the values of the loans held for sale. IRLCs and forward commitments are free-standing derivatives which are carried at fair value with changes recorded in the mortgage banking component of noninterest income in the Company's consolidated statements of income.

Interest Rate Swap Agreements

The Company enters into swap agreements to facilitate the risk management strategies of a small number of commercial banking customers. The Company mitigates the interest rate risk of entering into these agreements by entering into equal and offsetting interest rate swap agreements with highly rated third party financial institutions. The interest rate swap agreements are free-standing derivatives and are recorded at fair value in the Company's consolidated statements of condition (asset positions are included in other assets and liability positions are included in other liabilities). Fair value changes are recorded in other noninterest income in the Company's consolidated statements of income. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset

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assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, usually in the form of cash and marketable securities, is posted by the party (i.e., the Company or the financial institution counterparty) with net liability positions in accordance with contract thresholds. The Company had a net asset position with its financial institution counterparties totaling $73.0 million and $136.1 million as of December 31, 2025 and 2024, respectively. See Note 18 Balance Sheet Offsetting for more information on the interest rate swap agreements. Foreign Exchange Swaps The Company enters into foreign exchange swap agreements to economically convert certain foreign-currency- denominated deposits into U.S. dollars for funding and liquidity management purposes. The foreign exchange swaps are free-standing derivatives which are carried at fair value with changes included in interest income in the Company’s consolidated statements of income. Conversion Rate Swap Agreements As certain sales of Visa Class B restricted shares were completed, the Company entered into a conversion rate swap agreement with the buyer that requires payment to the buyer in the event Visa further reduces the conversion rate of Class B into Class A unrestricted common shares. In the event of Visa increasing the conversion rate, the buyer would be required to make payment to the Company. As of December 31, 2025 and 2024, the conversion rate swap agreements were valued at zero (i.e., no contingent liability recorded) as further reductions to the conversion rate were deemed not reasonably estimable by management. See Note 2 Investment Securities for more information. Makewhole Agreements In May 2024, the Company entered into makewhole agreements with certain buyers of its Visa Class B restricted shares that reduces the payments that would be required pursuant to the conversion rate swap agreement described above, but would require payment to the buyer in the event Visa requires additional legal reserves to settle ongoing litigation. As of December 31, 2025, the makewhole agreements were valued at zero (i.e., no contingent liability recorded) as the likelihood of the Company being required to make a payment to the buyer is not reasonably estimable by management. Derivatives Designated as Hedging Instruments Fair Value Hedges The Company is exposed to changes in the fair value of fixed-rate assets due to changes in benchmark interest rates. The Company entered into pay-fixed and receive-floating interest rate swaps to manage its exposure to changes in fair value of its AFS investment securities and fixed rate residential mortgage loans. These interest rate swaps are designated as fair value hedges using the portfolio layer method. The Company receives variable-rate interest payments in exchange for making fixed-rate payments over the lives of the contracts without exchanging the notional amounts. The fair value hedges are recorded as components of other assets and other liabilities in the Company’s consolidated statements of condition. The gain or loss on these derivatives, as well as the offsetting loss or gain on the hedged items attributable to the hedged risk are recognized in interest income in the Company’s consolidated statements of income. Note 17. Affordable Housing Projects Tax Credit Partnerships The Company makes equity investments in various limited partnerships or limited liability companies that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (“LIHTC”) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of affordable housing product offerings, and to assist in achieving goals associated with the Community Reinvestment Act. The primary activities of these entities include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity. The Company is a limited partner or non-managing member in each LIHTC limited partnership or limited liability company, respectively. Each of these entities is managed by an unrelated third-party general partner or managing member who exercises significant control over the affairs of the entity. The general partner or managing member has all the rights, 113 powers and authority granted or permitted to be granted to a general partner of a limited partnership or managing member of a limited liability company. Duties entrusted to the general partner or managing member include, but are not limited to: investment in operating companies, company expenditures, investment of excess funds, borrowing funds, employment of agents, disposition of fund property, prepayment and refinancing of liabilities, votes and consents, contract authority, disbursement of funds, accounting methods, tax elections, bank accounts, insurance, litigation, cash reserve, and use of working capital reserve funds. Except for limited rights granted to the limited partner(s) or non-managing member(s) relating to the approval of certain transactions, the limited partner(s) and non-managing members may not participate in the operation, management, or control of the entity's business, transact any business in the entity's name or have any power to sign documents for or otherwise bind the entity. In addition, the general partner or managing member may only be removed by the limited partner(s) or managing member(s) in the event of a failure to comply with the terms of the agreement or negligence in performing its duties.

The general partner or managing member of each entity has both the power to direct the activities which most significantly affect the performance of each entity and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. Therefore, the Company has determined that it is not the primary beneficiary of any LIHTC entity. The Company uses the effective yield method to account for its pre-2015 investments in these entities. Beginning January 1, 2015, any new investments that meet the requirements of the proportional amortization method are recognized using the proportional amortization method. The Company's net affordable housing tax credit investments and related unfunded commitments were $224.7 million and $233.2 million as of December 31, 2025 and 2024, respectively, and are included in other assets in the consolidated statements of condition.

Unfunded Commitments

As of December 31, 2025, the expected payments for unfunded affordable housing commitments were as follows:

(dollars in thousands)		Amount
2026	$	66,066
2027		16,555
2028		5,033
2029		7,561
2030		378
Thereafter		18,144
Total Unfunded Commitments	**$**	**113,737**

The following table presents tax credits and other tax benefits recognized and amortization expense related to affordable housing for the years ended December 31, 2025, 2024 and 2023.

(dollars in thousands)		2025		2024		2023
Effective Yield Method						
Tax Credits and Other Tax Benefits Recognized	$	2,130	$	4,548	$	5,830
Amortization Expense in Provision for Income Taxes		2,229		4,477		5,331
Proportional Amortization Method						
Tax Credits and Other Tax Benefits Recognized	$	35,259	$	27,255	$	19,429
Amortization Expense in Provision for Income Taxes		26,808		24,539		16,840

There were no impairment losses related to LIHTC investments for the years ended December 31, 2025, 2024 and 2023.

Note 18. Balance Sheet Offsetting

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as sales and subsequent repurchases of securities. The obligation to repurchase the securities is reflected as a liability in the

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Company's consolidated statements of condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. As a result, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. In addition, as the Company does not enter into reverse repurchase agreements, there is no such offsetting to be done with the repurchase agreements.

The right of setoff for a repurchase agreement resembles a secured borrowing, whereby the collateral pledged by the Company would be used to settle the fair value of the repurchase agreement should the Company be in default (e.g., fail to make an interest payment to the counterparty). For private institution repurchase agreements, if the private institution counterparty were to default (e.g., declare bankruptcy), the Company could cancel the repurchase agreement (i.e., cease payment of principal and interest) and attempt collection on the amount of collateral value in excess of the repurchase agreement fair value. The collateral is held by a third party financial institution in the counterparty's custodial account. The counterparty has the right to sell or repledge the investment securities. For government entity repurchase agreements, the collateral is held by the Company in a segregated custodial account under a tri-party agreement. The Company is required by the counterparty to maintain adequate collateral levels. In the event the collateral fair value falls below stipulated levels, the Company will pledge additional securities. The Company closely monitors collateral levels to ensure adequate levels are maintained, while mitigating the potential risk of over-collateralization in the event of counterparty default.

The following table presents the assets and liabilities subject to an enforceable master netting arrangement, or repurchase agreements, as of December 31, 2025 and 2024. The Company has swap agreements with commercial banking customers that are not subject to an enforceable master netting arrangement, and therefore are excluded from this table. Interest rate swaps that are designated as fair value hedges between the Company and institutional counterparties are also excluded from this table.

				Gross Amounts Not Offset in the Statements of Condition		
(dollars in thousands)	Gross Amounts Recognized in the Statements of Condition	Gross Amounts Offset in the Statements of Condition	Net Amounts Presented in the Statements of Condition	Netting Adjustments per Master Netting Arrangements	Fair Value of Collateral Pledged/ Received [1]	Net Exposure
December 31, 2025						
Assets:						
Interest Rate Swap Agreements:						
Institutional Counterparties	$ 85,047	$ —	$ 85,047	12,082	$ 71,580	$ 1,385
Liabilities:						
Interest Rate Swap Agreements:						
Institutional Counterparties	12,082	—	12,082	12,082	—	—
Repurchase Agreements:						
Private Institutions	50,000	—	50,000	—	50,000	—
December 31, 2024						
Assets:						
Interest Rate Swap Agreements:						
Institutional Counterparties	$ 141,571	$ —	$ 141,571	$ 5,446	$ 136,125	$ —
Liabilities:						
Interest Rate Swap Agreements:						
Institutional Counterparties	5,446	—	5,446	5,446	—	—
Repurchase Agreements:						
Private Institutions	100,000	—	100,000	—	100,000	—

1. The application of collateral cannot reduce the net exposure amount below zero. Therefore, excess collateral is not reflected in this table. For interest rate swap agreements, the fair value of investment securities pledged was $45.9 million and $62.0 million as of December 31, 2025 and December 31, 2024, respectively. For repurchase agreements with private institutions, the fair value of investment securities pledged was $54.1 million and $109.5 million as of December 31, 2025 and December 31, 2024, respectively.

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Note 19. Commitments and Contingencies The Company’s credit commitments as of December 31, 2025 and 2024, were as follows: (dollars in thousands) December 31, 2025 December 31, 2024 Unfunded Commitments to Extend Credit $ 3,183,221 $ 3,128,272 Standby Letters of Credit 99,692 96,484 Commercial Letters of Credit 7,047 9,339 Total Credit Commitments $ 3,289,960 $ 3,234,095 Unfunded Commitments to Extend Credit Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the terms or conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn, the total commitment amount does not necessarily represent future cash requirements. Standby and Commercial Letters of Credit Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally become payable upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and a third party. The contractual amount of these letters of credit represents the maximum potential future payments guaranteed by the Company. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit, and generally holds cash or deposits as collateral on those standby letters of credit for which collateral is deemed necessary. Assets valued at $78.1 million secured certain specifically identified standby letters of credit as of December 31, 2025. As of December 31, 2025, the standby and commercial letters of credit had remaining terms ranging from 1 to 12 months. Contingencies The Company is subject to various pending and threatened legal proceedings arising out of the normal course of business or operations. On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the most recent information available. On a case-by-case basis, reserves are established for those legal claims for which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Based on information currently available, management believes that the eventual outcome of these claims against the Company will not be materially in excess of such amounts reserved by the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters may result in a loss that materially exceeds the reserves established by the Company. Note 20. Fair Value of Assets and Liabilities Fair Value Hierarchy The following is a description of the valuation methodologies and key inputs used to measure assets and liabilities recorded at fair value on a recurring basis. See Note 1 Summary of Significant Accounting Policies for more information on fair value measurements. Assets and Liabilities Measured at Fair Value on a Recurring Basis Investment Securities Available-for-Sale Level 1 investment securities are comprised of debt securities issued by the U.S. Treasury, as quoted prices were available, unadjusted, for identical securities in active markets. Level 2 investment securities were primarily comprised of debt securities issued by the Small Business Administration, states and municipalities, corporations, as well as mortgage-backed securities and collateralized mortgage obligations issued by government agencies and government-sponsored enterprises. 116

Fair values were estimated primarily by obtaining quoted prices for similar assets in active markets or through the use of pricing models. In cases where there may be limited or less transparent information provided by the Company’s third-party pricing service, fair value may be estimated by the use of secondary pricing services or through the use of non-binding third-party broker quotes. Loans Held for Sale The fair value of the Company’s residential mortgage loans held for sale was determined based on quoted prices for similar loans in active markets, and therefore, is classified as a Level 2 measurement. Mortgage Servicing Rights The Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company stratifies its mortgage servicing portfolio on the basis of loan type. The assumptions used in the discounted cash flow model are those that the Company believes market participants would use in estimating future net servicing income. Significant assumptions in the valuation of mortgage servicing rights include estimated loan repayment rates, the discount rate, servicing costs, and the timing of cash flows, among other factors. Mortgage servicing rights are classified as Level 3 measurements due to the use of significant unobservable inputs, as well as significant management judgment and estimation. Other Assets Other assets recorded at fair value on a recurring basis are primarily comprised of investments related to deferred compensation arrangements. Quoted prices for these investments, primarily in mutual funds, are available in active markets. Thus, the Company’s investments related to deferred compensation arrangements are classified as Level 1 measurements in the fair value hierarchy. Derivative Financial Instruments Derivative financial instruments recorded at fair value on a recurring basis are comprised of IRLCs, forward commitments, interest rate swap agreements, foreign exchange swaps, and Visa Class B to Class A shares conversion rate swap and makewhole agreements. The fair values of IRLCs are calculated based on the value of the underlying loan held for sale, which in turn is based on quoted prices for similar loans in the secondary market. However, this value is adjusted by a factor which considers the likelihood that the loan in a locked position will ultimately close. This factor, the closing ratio, is derived from the Bank’s internal data and is adjusted using significant management judgment. As such, IRLCs are classified as Level 3 measurements. Forward commitments are classified as Level 2 measurements as they are primarily based on quoted prices from the secondary market based on the settlement date of the contracts, interpolated or extrapolated, if necessary, to estimate a fair value as of the end of the reporting period. The fair values of interest rate swap agreements are calculated using a discounted cash flow approach and utilize Level 2 observable inputs such as a market yield curve, effective date, maturity date, notional amount, and stated interest rate. Thus, the fair values of interest rate swaps are classified as a Level 2 measurement. The fair values of foreign exchange swaps are calculated using the Bank’s multi-currency accounting system which utilizes contract specific information such as currency, maturity date, contractual amount, and strike price, along with market data information such as the spot rates of specific currency and yield curves. Foreign exchange swaps are classified as Level 2 measurements because while they are valued using the Bank’s multi-currency accounting system, significant management judgment or estimation is not required. The fair value of the Visa Class B restricted shares to Class A unrestricted common shares conversion rate swap agreements represent the amount owed by the Company to the buyer of the Visa Class B shares as a result of a reduction of the conversion ratio subsequent to the sales date. As of December 31, 2025 and 2024, the conversion rate swap agreements were valued at zero as further reductions to the conversion rate were not reasonably estimable. The fair value of the makewhole agreements represents the amount owed by the Company to the buyer of the Visa Class B shares in the event Visa requires additional legal reserves to settle ongoing litigation. As of December 31, 2025, the makewhole agreements were valued at zero as the likelihood of the Company being required to make a payment to the buyer is not reasonably estimable by management. See Note 16 Derivative Financial Instruments for more information. The Company is exposed to credit risk if borrowers or counterparties fail to perform. The Company seeks to minimize credit risk through credit approvals, limits, monitoring procedures, and collateral requirements. The Company generally enters into transactions with borrowers of high credit quality and counterparties that carry high quality credit ratings. 117

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024: (dollars in thousands) Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Total December 31, 2025 Assets: Investment Securities Available-for-Sale Debt Securities Issued by the U.S. Treasury and Government Agencies $ 119,223 $ 99,115 $ — $ 218,338 Debt Securities Issued by States and Political Subdivisions — 66,312 — 66,312 Debt Securities Issued by U.S. Government-Sponsored Enterprises — 781 — 781 Debt Securities Issued by Corporations — 735,643 — 735,643 Collateralized Mortgage Obligations Issued by: Residential - Government Agencies or Sponsored Enterprises — 1,488,382 — 1,488,382 Commercial - Government Agencies or Sponsored Enterprises — 329,836 — 329,836 Commercial - Non Agency — 60,645 — 60,645 Total Collateralized Mortgage Obligations — 1,878,863 — 1,878,863 Mortgage-Backed Securities: Residential - Government Agencies or Sponsored Enterprises — 610,715 — 610,715 Total Investment Securities Available-for-Sale 119,223 3,391,429 — 3,510,652 Loans Held for Sale — 4,369 — 4,369 Mortgage Servicing Rights — — 551 551 Deferred Compensation Plan Assets 15,959 — — 15,959 Derivatives 1 — 99,536 45 99,581 Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2025 $ 135,182 $ 3,495,334 $ 596 $ 3,631,112 Liabilities: Derivatives 1 $ — $ 107,205 $ — $ 107,205 Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2025 $ — $ 107,205 $ — $ 107,205 December 31, 2024 Assets: Investment Securities Available-for-Sale Debt Securities Issued by the U.S. Treasury and Government Agencies $ 150,389 $ 98,683 $ — $ 249,072 Debt Securities Issued by States and Political Subdivisions — 63,859 — 63,859 Debt Securities Issued by U.S. Government-Sponsored Enterprises — 1,464 — 1,464 Debt Securities Issued by Corporations — 671,675 — 671,675 Collateralized Mortgage Obligations Issued by: Residential - Government Agencies or Sponsored Enterprises — 935,220 — 935,220 Commercial - Government Agencies or Sponsored Enterprises — 283,474 — 283,474 Total Collateralized Mortgage Obligations — 1,218,694 — 1,218,694 Mortgage-Backed Securities Issued by: Residential - Government Agencies or Sponsored Enterprises — 484,764 — 484,764 Total Investment Securities Available-for-Sale 150,389 2,539,139 — 2,689,528 Loans Held for Sale — 2,150 — 2,150 Mortgage Servicing Rights — — 647 647 Deferred Compensation Plan Assets 18,155 — — 18,155 Derivatives 1 — 161,439 34 161,473 Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2024 $ 168,544 $ 2,702,728 $ 681 $ 2,871,953 Liabilities: Derivatives 1 $ — $ 154,058 $ — $ 154,058 Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2024 $ — $ 154,058 $ — $ 154,058 1. The fair value of each class of derivatives is shown in Note 16 Derivative Financial Instruments. 118

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis The Company may be required periodically to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. As of December 31, 2025 and 2024, there were no assets or liabilities with nonrecurring fair value adjustments. Additionally, there were no nonrecurring fair value adjustments during the years ended December 31, 2025 and 2024. Fair Value Option The following table reflects the difference between the aggregate fair value and the aggregate unpaid principal balance of the Company’s residential mortgage loans held for sale as of December 31, 2025 and 2024. (dollars in thousands) Aggregate Fair Value Aggregate Unpaid Principal Aggregate Fair Value Less Aggregate Unpaid Principal December 31, 2025 Loans Held for Sale $ 4,369 $ 4,313 $ 56 December 31, 2024 Loans Held for Sale $ 2,150 $ 2,109 $ 41 Changes in the estimated fair value of residential mortgage loans held for sale are reported as a component of Mortgage Banking in the Company’s consolidated statements of income. For the years ended December 31, 2025 and 2024, the net gains or losses from the change in fair value of the Company’s residential mortgage loans held for sale were not material. Financial Instruments Not Recorded at Fair Value on a Recurring Basis The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments not recorded at fair value on a recurring basis as of December 31, 2025 and 2024. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For non-marketable equity securities such as Federal Home Loan Bank of Des Moines and Federal Reserve Bank stock, the carrying amount is a reasonable estimate of fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government-supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity. 119

Fair Value Measurements (dollars in thousands) Carrying Amount Fair Value Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) December 31, 2025 Financial Instruments - Assets Investment Securities Held-to-Maturity $ 4,245,681 $ 3,651,966 $ 115,747 $ 3,536,219 $ — Loans 13,784,829 13,423,382 — — 13,423,382 Financial Instruments - Liabilities Time Deposits 2,781,082 2,774,104 — 2,774,104 — Securities Sold Under Agreements to Repurchase 50,000 51,407 — 51,407 — Other Debt 1 550,000 555,622 — 555,622 — December 31, 2024 Financial Instruments – Assets Investment Securities Held-to-Maturity $ 4,618,543 $ 3,820,882 $ 116,941 $ 3,703,941 $ — Loans 13,777,756 12,908,626 — — 12,908,626 Financial Instruments – Liabilities Time Deposits 3,059,575 3,050,583 — 3,050,583 — Securities Sold Under Agreements to Repurchase 100,000 101,478 — 101,478 — Other Debt 1 550,000 538,808 — 538,808 — 1. Excludes finance lease obligations. Note 21. Revenue from Contracts with Customers The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2025, 2024 and 2023. Year Ended December 31, (dollars in thousands) 2025 2024 2023 Noninterest Income In-scope of Topic 606: Fees, Exchange, and Other Service Charges $ 43,147 $ 45,466 $ 44,887 Trust and Asset Management 49,319 47,485 43,597 Service Charges on Deposit Accounts 14,374 13,676 13,244 Annuity and Insurance 5,150 5,368 4,672 Other 9,935 10,098 9,619 Noninterest Income (in-scope of Topic 606) 121,925 122,093 116,019 Noninterest Income (out-of-scope of Topic 606) 57,165 50,436 60,590 Total Noninterest Income $ 179,090 $ 172,529 $ 176,609 Note 22. Leases A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. Substantially all of the leases in which the Company is the lessee are comprised of real estate property for branches, ATM locations, and office space with terms extending through 2052. Substantially all of the Company’s leases are classified as operating leases and therefore required to be recognized on the consolidated statements of condition as right-of-use (“ROU”) assets and corresponding lease liabilities. The Company has one existing finance lease for a portion of the Company’s principal offices with a lease term through 2052. 120

The following table represents the consolidated statements of condition classification of the Company’s ROU assets and lease liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated statements of condition. (dollars in thousands) December 31, 2025 December 31, 2024 Lease Right-of-Use Assets Classification Operating Lease Right-of-Use Assets Operating Lease Right-of-Use Assets $ 83,424 $ 80,165 Finance Lease Right-of-Use Assets Premises and Equipment, Net 531 551 Total Lease Right-of-Use Assets $ 83,955 $ 80,716 Lease Liabilities Operating Lease Liabilities Operating Lease Liabilities $ 92,402 $ 88,794 Finance Lease Liabilities Other Debt 8,176 8,274 Total Lease Liabilities $ 100,578 $ 97,068 The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company’s lease agreements often include one or more options to renew at the Company’s discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019, was used. For the Company’s only finance lease, the Company utilized its incremental borrowing rate at lease inception. December 31, 2025 December 31, 2024 Weighted-Average Remaining Lease Term Operating Leases 13.8 years 13.8 years Finance Leases 27.0 years 28.0 years Weighted-Average Discount Rate Operating Leases 3.85% 3.62% Finance Leases 7.04% 7.04% The following table represents lease costs and other lease information. As the Company elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance and utilities. 121

Variable lease cost also includes payments for ATM location leases in which payments are based on a percentage of ATM transactions (i.e., ATM surcharge fees), rather than a fixed amount.

(dollars in thousands)	2025	2024	2023
Lease Costs			
Operating Lease Cost	$ 11,587	$ 11,469	$ 11,667
Variable Lease Cost	3,572	3,808	3,497
Short-Term Lease Cost	801	478	226
Interest on Lease Liabilities [1]	579	671	721
Amortization of Right-of-Use Assets	20	55	72
Revaluation of lease liability	—	(330)	—
Sublease Income	(5,773)	(6,105)	(7,201)
Net Lease Costs	$ 10,786	$ 10,046	$ 8,982
Other Information			
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:			
Operating Cash Flows for Operating Leases	$ 12,429	$ 12,368	$ 11,561
Operating Cash Flows for Finance Leases	579	671	721
Financing Cash Flows for Finance Leases	98	105	104
Non-Cash Operating Activities:			
Right-of-Use Assets Obtained in Exchange for New Operating Lease Liabilities	12,580	3,244	2,477

1 Included in other debt interest expense in the Company's consolidated statements of income. All other lease costs in this table are included in net occupancy expense.

Future minimum payments for finance leases and operating leases with initial or remaining terms of one year or more as of December 31, 2025, were as follows:

(dollars in thousands)	Finance Leases	Operating Leases
2026	$ 677	$ 11,212
2027	677	9,951
2028	677	9,327
2029	677	8,558
2030	677	8,501
Thereafter	14,902	69,391
Total Future Minimum Lease Payments	18,287	116,940
Amounts Representing Interest	(10,111)	(24,538)
Present Value of Net Future Minimum Lease Payments	$ 8,176	$ 92,402

The Company, as lessor, leases and subleases certain properties to third party lessees. Rental income for these operating leases, which includes payments received for common area maintenance and utilities, were $9.0 million, $9.1 million, and $10.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

122

Future minimum rental income under operating leases, including subleases, as of December 31, 2025, were as follows: (dollars in thousands) Minimum Rental Income 2026 $ 4,765 2027 3,994 2028 3,494 2029 1,696 2030 1,276 Thereafter 4,690 Total $ 19,915 Note 23. Bank of Hawaii Corporation Financial Statements Condensed financial statements of the Parent were as follows: Condensed Statements of Condition (dollars in thousands) December 31, 2025 December 31, 2024 Assets Cash with Bank of Hawaiʻi $ 80,532 $ 107,174 Investment Securities Available-for-Sale 2,521 — Investment Securities Held-to-Maturity — 2,500 Goodwill 14,129 14,129 Other Assets 17,258 17,308 Equity in Net Assets of Subsidiaries 1,751,664 1,540,432 Total Assets $ 1,866,104 $ 1,681,543 Liabilities Other Liabilities 14,892 13,769 Total Liabilities 14,892 13,769 Shareholders’ Equity 1,851,212 1,667,774 Total Liabilities and Shareholders’ Equity $ 1,866,104 $ 1,681,543 123

Condensed Statements of Comprehensive Income (Loss) Year Ended December 31, (dollars in thousands) 2025 2024 2023 Income Dividends from Bank of Hawaiʻi $ 111,043 $ 128,000 $ 137,000 Investment Securities Losses, Net (1,222) (1,507) (1,394) Other Income and Interest on Investment 1,127 3 6 Total Income 110,948 126,496 135,612 Noninterest Expense Intercompany Salaries and Services 1,139 1,140 1,140 Other Expenses 1,484 1,882 2,409 Total Noninterest Expense 2,623 3,022 3,549 Income Before Income Tax Benefit and Equity in Undistributed Income of Subsidiaries 108,325 123,474 132,063 Income Tax Benefit 803 2,787 1,882 Equity in Undistributed Income of Subsidiaries 96,774 23,733 37,257 Net Income $ 205,902 $ 149,994 $ 171,202 Comprehensive Income $ 304,853 $ 203,293 $ 209,172 124

Condensed Statements of Cash Flows Year Ended December 31, (dollars in thousands) 2025 2024 2023 Operating Activities Net Income $ 205,902 $ 149,994 $ 171,202 Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: Share-Based Compensation 718 779 887 Equity in Undistributed Income of Subsidiaries (96,774) (23,733) (37,257) Net Change in Other Assets and Other Liabilities 1,172 (969) (585) Net Cash Provided by Operating Activities 111,018 126,071 134,247 Investing Activities Capital Contributions to the Bank of Hawaiʻi — (80,000) — Proceeds from Maturities of Investment Securities Held-to- Maturity 2,500 — — Purchase of Investment Securities, Available-for-Sales (2,500) — — Net Cash Used in Investing Activities — (80,000) — Financing Activities Proceeds from Issuance of Preferred Stock — 160,614 — Proceeds from Issuance of Common Stock 5,147 5,438 5,878 Common Stock Repurchased Under Share Repurchase Program (5,001) — (9,854) Equity Compensation Plan Common Stock Repurchases (3,773) (5,302) (4,436) Cash Dividends Paid Common Stock (112,956) (112,313) (111,795) Cash Dividends Paid Preferred Stock (21,077) (12,644) (7,877) Net Cash (Used in) Provided by Financing Activities (137,660) 35,793 (128,084) Net Change in Cash and Cash Equivalents (26,642) 81,864 6,163 Cash and Cash Equivalents at Beginning of Period 107,174 25,310 19,147 Cash and Cash Equivalents at End of Period $ 80,532 $ 107,174 $ 25,310 125

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Disclosure Controls and Procedures The Company’s management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025. Management’s Annual Report on Internal Control over Financial Reporting Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time. Management assessed the Company’s internal control over financial reporting as of December 31, 2025. This assessment was based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by Ernst & Young LLP , located in Honolulu, Hawaiʻi, United States, the independent registered public accounting firm who also has audited the Company’s Consolidated Financial Statements included in this Annual Report on Form 10-K. Ernst & Young LLP’s attestation report on the Company’s internal control over financial reporting appears on the following page and is incorporated by reference herein. Changes in Internal Control over Financial Reporting There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting. 126

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Bank of Hawaii Corporation Opinion on Internal Control Over Financial Reporting We have audited Bank of Hawaii Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bank of Hawaii Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of condition of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 24, 2026 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP Honolulu, Hawaiʻi February 24, 2026 127

Item 9B. Other Information During the fiscal quarter ended December 31, 2025, none of the Company’s directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and/or any non-Rule 10b5-1 trading arrangement. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. Part III Item 10. Directors, Executive Officers and Corporate Governance Certain information regarding the executive officers of the Parent is included in Part I, Item 1. “Information about our Executive Officers”. Other information required by this Item is incorporated herein by reference to the Bank of Hawaiʻi Corporation Proxy Statement for the 2026 annual meeting of shareholders (the “Proxy Statement”) to be filed with the SEC within 120 days after the end of the Company’s fiscal year end to which this report relates. The information required by Item 10 regarding directors is included under “Proposal 1: Election of Directors - Board of Directors” in the Proxy Statement and is incorporated herein by reference. The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is included under “Executive Compensation - Compensation Discussion and Analysis - Other Matters” in the Proxy Statement and is incorporated herein by reference. Additional information in response to this Item 10 is included under “Proposal 1: Election of Directors – Board Committees and Meetings,” and, as it relates to a code of ethics within the meaning of Item 406 of Regulation S-K, under “Commitment to Effective Corporate Governance - Code of Business Conduct and Ethics” in the Proxy Statement and are incorporated herein by reference. The Company has adopted a Securities Trading Policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers, and employees of the Company and its subsidiaries, as well as other covered persons, which policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Securities Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. Item 11. Executive Compensation The information required by this Item 11 is included under “Executive Compensation,” “Executive Compensation – Compensation Discussion and Analysis,” “Commitment to Effective Corporate Governance – Human Resources & Compensation Committee Interlocks and Insider Participation,” “Proposal 1: Election of Directors – Director Compensation,” and “Executive Compensation – Human Resources & Compensation Committee Report” in the Proxy Statement and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by Item 201(d) of Regulation S-K is included under “Equity Compensation Plan Information” in the Proxy Statement and is incorporated herein by reference. Other information in response to this Item 12 is incorporated by reference to the section of the Proxy Statement entitled “Beneficial Ownership”. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this Item 13 is included under “Certain Relationships and Related Party Transactions” and “Commitment to Effective Corporate Governance - Director Independence,” respectively, in the Proxy Statement and is incorporated herein by reference. 128

Item 14. Principal Accounting Fees and Services The information required by this Item 14 is included under “Proposal 3: Ratification of the Re-Appointment of Ernst & Young LLP as the Company’s Independent Registered Public Accounting Firm for the 2026 Fiscal Year” in the Proxy Statement and is incorporated herein by reference. Part IV Item 15. Exhibits, Financial Statement Schedules (a) Financial Statements and Schedules The following Consolidated Financial Statements of Bank of Hawaii Corporation and Subsidiaries are included in Item 8 of this report: Consolidated Statements of Condition – December 31, 2025 and 2024 Consolidated Statements of Income – Years ended December 31, 2025, 2024 and 2023 Consolidated Statements of Comprehensive Income (Loss) – Years ended December 31, 2025, 2024 and 2023 Consolidated Statements of Shareholders’ Equity – Years ended December 31, 2025, 2024 and 2023 Consolidated Statements of Cash Flows – Years ended December 31, 2025, 2024 and 2023 Notes to Consolidated Financial Statements All other schedules to the Consolidated Financial Statements stipulated by Article 9 of Regulation S-X and all other schedules to the financial statements of the registrant required by Article 5 of Regulation S-X are not required under the related instructions or are inapplicable and, therefore, have been omitted. 129

Exhibit Table Exhibit Number 3.1 Certificate of Incorporation of Bank of Hawaii Corporation (f/k/a Pacific Century Financial Corporation and Bancorp Hawaii, Inc.), as amended (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, as filed on February 28, 2006 (the “2005 10-K”)). 3.2 Certificate of Amendment of Certificate of Incorporation of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed on April 30, 2008 (the “April 30, 2008 8-K”)). 3.3 Amended and Restated By-Laws of Bank of Hawaii Corporation (as amended November 20, 2020) (incorporated by reference from Exhibit 3.2 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed on November 23, 2020). 3.4 Certificate of Designations of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed on June 15, 2021). 3.5 Certificate of Designations of 8.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 3.1 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed on June 21, 2024). 4.1 Instruments defining the rights of holders of long-term debt of Bank of Hawaii Corporation and its consolidated subsidiaries are not filed as exhibits because the amount of debt authorized under any such instruments does not exceed 10% of the total assets of Bank of Hawaii Corporation and its consolidated subsidiaries. Bank of Hawaii Corporation agrees to furnish a copy of any such instrument to the Commission upon request. 4.2 Description of the Registrant’s Securities (incorporated by reference from Exhibit 4.2 to the Bank of Hawaii Corporation’s Annual Report on Form 10-K, as filed on March 4, 2025). 4.3 Deposit Agreement, dated June 15, 2021, by and among Bank of Hawaii Corporation, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed with the SEC on June 15, 2021). 4.4 Form of Depository Receipt - Series A (included in Exhibit 4.3). 4.5 Deposit Agreement, dated June 21, 2024, by and among Bank of Hawaii Corporation, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed with the SEC on June 21, 2024). 4.6 Form of Depository Receipt - Series B (included in Exhibit 4.5). 10.1 Bank of Hawaii Corporation’s Executive Incentive Plan, as amended (incorporated by reference from Exhibit 10.2 to the 2005 10-K).* 10.2 Bank of Hawaii Corporation’s Executive Base Salary Deferral Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation’s Current Report on Form 8-K filed on December 22, 2005).* 10.3 Board Resolution for Amendment to the Restricted Stock and Option Awards under the Bank of Hawaii Corporation’s Amended and Restated Director Stock Compensation Plan (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation’s Current Report on Form 8-K, as filed on July 28, 2008).* 10.4 Amendment 2010-1 to the Bank of Hawaii Corporation Executive Incentive Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation’s Current Report on Form 8-K, as filed on July 26, 2010).* 130

10.5 Bank of Hawaii Corporation 2024 Stock and Incentive Plan (incorporated by reference from Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A for the 2024 Annual Meeting of Shareholders, as filed with the SEC on March 15, 2024).* 10.6 Bank of Hawaii Corporation’s 2024 Stock and Incentive Plan - Form of 2024 Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-278972) filed on April 26, 2024).* 10.7 Bank of Hawaii Corporation 2024 Stock and Incentive Plan - Restricted Stock Unit Grant Agreement (Service Based) (incorporated by reference to Exhibit 10.1 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed on January 30, 2025).* 10.8 Bank of Hawaii Corporation 2024 Stock and Incentive Plan - Restricted Stock Unit Grant Agreement (Performance Based) (incorporated by reference to Exhibit 10.1 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed on March 4, 2025).* 10.9 Form of Restricted Stock Agreement under Bank of Hawaii Corporation 2025 Director Stock Compensation Plan (incorporated by reference to Exhibit 10.2 to Bank of Hawaii Corporation’s Current Report on Form 8-K filed on April 30, 2025).* 10.10 Bank of Hawaii Corporation’s Composite Directors’ Deferred Compensation Plan, as amended through July 1, 2025 (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, as filed on July 28, 2025).* 19.1 Bank of Hawaii Corporation Securities Trading Policy as of February 20, 2026. 21.1 Subsidiaries of the Registrant. 23.1 Consent of Independent Registered Public Accounting Firm. 31.1 Certification on Chief Executive Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934. 31.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934. 32 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97 Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024). 101.INS Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document 101.SCH Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents 101.CAL XBRL Taxonomy Extension Valuation Linkbase Document 101.DEF XBRL Taxonomy Extension Definition Linkbase Document 101.LAB XBRL Taxonomy Extension Label Linkbase Document 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document 104 The cover page for the Company’s Annual Report on the Form 10-K has been formatted in Inline XBRL and contained in Exhibit 101 ___________________________________________________________________________ * Management contract or compensatory plan or arrangement. Item 16. Form 10-K Summary Not Applicable. 131

Signatures Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: February 24, 2026 Bank of Hawaii Corporation By: /s/ Peter S. Ho Peter S. Ho Chief Executive Officer (Principal Executive Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 24, 2026 by the following persons on behalf of the registrant and in the capacities indicated. /s/ Peter S. Ho /s/ Bradley S. Satenberg Peter S. Ho Bradley S. Satenberg, Chief Financial Officer Chairman of the Board and Chief Executive Officer (Principal Financial Officer) (Principal Executive Officer) /s/ Keith M. Asato /s/ John C. Erickson Keith M. Asato, Director Financial Reporting (Principal Accounting Officer) John C. Erickson, Director /s/ Joshua D. Feldman /s/ Michelle E. Hulst Joshua D. Feldman, Director Michelle E. Hulst, Director /s/ Kent T. Lucien /s/ Elliot K. Mills Kent T. Lucien, Director Elliot K. Mills, Director /s/ Alicia E. Moy /s/ Victor K. Nichols Alicia E. Moy, Director Victor K. Nichols, Director /s/ Dana M. Tokioka /s/ Raymond P. Vara, Jr. Dana M. Tokioka, Director Raymond P. Vara, Jr., Director /s/ Suzanne P. Vares-Lum /s/ Robert W. Wo Suzanne P. Vares-Lum, Director Robert W. Wo, Director 132